UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 Or 15d-16 Of

The Securities Exchange Act Of 1934

For the month of November 2021

Commission File Number: 001-14950

ULTRAPAR HOLDINGS INC.

(Translation of Registrant’s Name into English)

Brigadeiro Luis Antonio Avenue, 1343, 9th floor

São Paulo, SP, Brazil 01317-910

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ____X____     Form 40-F ________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ________      No ____X____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ________      No ____X____

ULTRAPAR HOLDINGS INC.

ITEM

1.	Parent and Consolidated Interim Financial Information as of and the Three-month period Ended September 30, 2021 and Report on Review of Interim Financial Information
2.	Material Notice
3.	3Q21 Earnings Release

(Convenience Translation into English from

the Original Previously Issued in Portuguese)

Ultrapar Participações S.A.

Parent’s Separate and Consolidated

Interim Financial Information as of and the Nine-month Period

Ended September 30, 2021 and

Report on Review of Interim Financial Information

KPMG Auditores Independentes

Ultrapar Participações S.A. and Subsidiaries

Parent’s Separate and Consolidated

Interim Financial Information

As of and the Nine-month Period Ended September 30, 2021

(Convenience Translation into English from the Original Previously Issued in Portuguese)

KPMG Auditores Independentes Ltda.

Rua Arquiteto Olavo Redig de Campos, 105, 6º andar - Torre A

04711-904 - São Paulo/SP - Brasil

Caixa Postal 79518 - CEP 04707-970 - São Paulo/SP - Brasil

Telefone +55 (11) 3940-1500

kpmg.com.br

Report on the review of quarterly information – ITR
To the Shareholders, Directors and Management of Ultrapar Participações S.A. São Paulo, SP
Introduction

We have reviewed the accompanying individual and consolidated interim financial information of Ultrapar Participações S.A. (“Company”), comprised in the Quarterly Financial Information - ITR Form for the quarter ended September 30, 2021, which comprise the statements of financial position as of September 30, 2021,  and related statements of income, comprehensive income for the three and nine-month period then ended and changes in shareholders’ equity and cash flows for the nine-month period then ended, including the explanatory notes.

The Company’s Management is responsible for the preparation of the interim financial information in accordance with Technical Pronouncement CPC 21 (R1)  Interim Financial Information and with International Standard IAS 34 – Interim Financial Reporting, issued by the International Accounting Standards Board - IASB, such as for the presentation of these information in a manner consistent with the standards issued by the Brazilian Securities and Exchange Commission, applicable to the preparation of the Quarterly Financial Information - ITR. Our responsibility is to express a conclusion on these interim financial information based on our review.

Scope of the review

Our review was conducted in accordance with the Brazilian and international Review Standards of interim information (NBC TR 2410 - Review of Interim Financial Information Performed by the Independent Auditor of the Entity and ISRE 2410 - Review of Interim Financial Information Performed by the Independent Auditor of the Entity, respectively). A review of interim information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with the auditing standards and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

1

Conclusion on the individual and consolidated interim financial information

Based on our review, nothing has come to our attention that causes us to believe that the individual and consolidated interim financial information included in the quarterly information referred to above was not prepared, in all material respects, in accordance with CPC 21 (R1) and IAS 34, issued by the Accounting Committee and by IASB applicable to the preparation of Quarterly Financial Information – ITR and presented in accordance with the standards issued by the Brazilian Securities and Exchange Commission - CVM.

Other matters - Interim statements of value added

The individual and consolidated interim statements of value added (DVA) for the nine-month period ended September 30, 2021, prepared under the responsibility of the Company's management, and presented as supplementary information for the purposes of IAS 34, were submitted to the same review procedures followed together with the review of the Company's interim financial information. In order to form our conclusion, we evaluated whether these statements are reconciled to the interim financial information and to the accounting records, as applicable, and whether their form and content are in accordance with the criteria set on Technical Pronouncement CPC 09 - Statement of Value Added. Based on our review, nothing has come to our attention that causes us to believe that the accompanying statements of value added are not prepared, in all material respects, according to the criteria defined in this Standard and consistently in accordance with the individual and consolidated interim financial information taken as a whole.

São Paulo, November 3, 2021

KPMG Auditores Independentes Ltda.

CRC 2SP014428/O-6

(Original report in Portuguese signed by)

Márcio Serpejante Peppe

Accountant CRC 1SP233011/O-8

2

Ultrapar Participações S.A. and Subsidiaries

Statements of Financial Position

As of September 30, 2021 and December 31, 2020

(In thousands of Brazilian Reais)

		Parent		Consolidated
	Note	09/30/2021	12/31/2020	09/30/2021	12/31/2020
Assets
Current assets
Cash and cash equivalents	4.a	4,697	948,649	2,826,300	2,661,494
Financial investments and hedging instruments	4.b	139,363	88,100	2,914,869	5,033,258
Trade receivables	5.a	-	-	4,118,972	3,318,927
Reseller financing	5.b	-	-	505,419	549,129
Inventories	6	-	-	5,574,224	3,846,196
Recoverable taxes	7.a	-	154	1,176,707	1,044,850
Recoverable income and social contribution taxes	7.b	58,375	47,913	364,007	366,080
Dividends receivable		213	150,301	1,010	1,152
Other receivables		122,946	58,300	108,390	56,955
Prepaid expenses	10	9,957	3,684	141,227	132,122
Non-current assets held for sale	12.b	-	-	78,099	-
Contractual assets with customers – exclusive rights	11	-	-	533,688	478,908
Total current assets		335,551	1,297,101	18,342,912	17,489,071
Non-current assets
Financial investments and hedging instruments	4.b	-	-	847,266	977,408
Trade receivables	5.a	-	-	65,509	72,195
Reseller financing	5.b	-	-	415,929	419,255
Related parties	8.a	400,000	753,459	24,413	2,824
Deferred income and social contribution taxes	9.a	59,631	64,993	1,245,527	974,711
Recoverable taxes	7.a	656	-	1,480,804	1,474,808
Recoverable income and social contribution taxes	7.b	19,794	39,446	334,397	261,205
Escrow deposits	22.a	18	2	868,370	949,796
Indemnification asset – business combination	22.c	-	-	123,581	204,439
Other receivables		-	-	24,094	20,238
Prepaid expenses	10	2,522	3,888	84,286	70,507
Contractual assets with customers – exclusive rights	11	-	-	1,385,185	1,227,423
Total long term assets		482,621	861,788	6,899,361	6,654,809
Investments
In subsidiaries	12.a	10,613,431	10,530,177	-	-
In joint ventures	12.a; 12.b	-	-	66,500	139,100
In associates	12.c	-	-	25,034	25,588
Others		-	-	2,793	2,793
		10,613,431	10,530,177	94,327	167,481
Right-of-use assets	13	33,078	35,062	2,093,041	2,150,286
Property, plant, and equipment	14	21,425	14,328	8,235,038	8,005,860
Intangible assets	15	252,952	254,242	1,707,656	1,782,655
Total non-current assets		11,403,507	11,695,597	19,029,423	18,761,091
Total assets		11,739,058	12,992,698	37,372,335	36,250,162

The accompanying notes are an integral part of the interim financial information.

3

Ultrapar Participações S.A. and Subsidiaries

Statements of Financial Position

As of September 30, 2021 and December 31, 2020

(In thousands of Brazilian Reais)

		Parent		Consolidated
	Note	09/30/2021	12/31/2020	09/30/2021	12/31/2020
Liabilities
Current liabilities
Loans, financing and hedge derivative financial instruments	16	-	1,038,499	945,603	2,306,036
Debentures	16.f	5,754	9,996	1,475,381	949,908
Trade payables	17.a	21,901	16,870	3,283,125	2,745,019
Trade payables – reverse factoring	17.b	-	-	3,080,991	1,295,633
Salaries and related charges	18	44,834	42,400	549,003	468,630
Taxes payable	19	706	812	283,493	286,014
Dividends payable	25.h	11,056	439,094	13,239	442,133
Income and social contribution taxes payable		-	4,264	113,000	169,317
Post-employment benefits	20.b	-	-	27,221	27,077
Provision for asset retirement obligation	21	-	-	4,512	4,267
Provision for tax, civil, and labor risks	22.a	-	-	21,273	43,660
Leases payable	13	5,472	4,688	269,498	260,189
Other payables		8,511	10,157	277,735	224,676
Deferred revenue	23	-	-	1,156	18,282
Total current liabilities		98,234	1,566,780	10,345,230	9,240,841
Non-current liabilities
Loans, financing and hedge derivative financial instruments	16	-	-	8,458,938	8,526,064
Debentures	16.f	1,724,677	1,724,117	5,529,186	5,594,208
Related parties	8.a	4,636	5,272	3,558	3,711
Deferred income and social contribution taxes	9.a	-	-	14,155	12,732
Post-employment benefits	20.b	2,824	2,527	262,781	257,647
Provision for asset retirement obligation	21	-	-	50,763	49,168
Provision for tax, civil, and labor risks	22.a; 22.c	280	280	797,162	854,385
Leases payable	13	31,187	33,246	1,546,254	1,573,099
Subscription warrants – indemnification	24	52,036	86,439	52,036	86,439
Provision for short-term liabilities of subsidiaries and joint ventures	12.a; 12.b	22,306	35,794	3,305	2,096
Other payables		6,977	4,497	123,997	139,507
Total non-current liabilities		1,844,923	1,892,172	16,842,135	17,099,056
Equity
Share capital	25.a; 25.f	5,171,752	5,171,752	5,171,752	5,171,752
Equity instrument granted	25.b	30,950	22,404	30,950	22,404
Capital reserve	25.d	595,868	594,049	595,868	594,049
Treasury shares	25.c	(489,068)	(489,068)	(489,068)	(489,068)
Revaluation reserve on subsidiaries	25.e	4,202	4,337	4,202	4,337
Profit reserves	25.f	4,408,275	4,408,275	4,408,275	4,408,275
Retained earnings		259,701	-	259,701	-
Valuation adjustments	25.g.1	(449,612)	(464,990)	(449,612)	(464,990)
Cumulative translation adjustments	25.g.2	263,833	231,596	263,833	231,596
Additional dividends to the minimum mandatory dividends	25.h	-	55,391	-	55,391
Equity attributable to:
Shareholders of the Company		9,795,901	9,533,746	9,795,901	9,533,746
Non-controlling interests in subsidiaries		-	-	389,069	376,519
Total equity		9,795,901	9,533,746	10,184,970	9,910,265
Total liabilities and equity		11,739,058	12,992,698	37,372,335	36,250,162

The accompanying notes are an integral part of the interim financial information.

4

Ultrapar Participações S.A. and Subsidiaries

Statements of Profit or Loss

For the nine-month period ended September 30, 2021 and 2020

(In thousands of Brazilian Reais, except earnings per share)

		Parent		Consolidated
	Note	09/30/2021	09/30/2020	09/30/2021	09/30/2020
Net revenue from sales and services	26	-	-	84,387,464	58,025,450
Cost of products and services sold	27	-	-	(79,376,849)	(53,925,516)
Gross profit		-	-	5,010,615	4,099,934

Operating income (expenses)
Selling and marketing	27	-	-	(2,151,038)	(1,854,841)
Reversion expected (losses) on doubtful accounts		-	-	10,792	(29,078)
General and administrative	27	(19,840)	-	(1,439,564)	(1,076,974)
Gain (loss) on disposal of property, plant and equipment and intangibles	28	32	-	58,185	35,926
Impairment	3.c.1; 28	-	-	(394,675)	-
Other operating income	29	1,075	2,186	350,365	282,747
Other operating expenses	29	(123)	(994)	(248,880)	(168,500)

Operating income (loss) before finance income (expenses) and share of profit (loss) of subsidiaries, joint ventures and associates		(18,856)	1,192	1,195,800	1,289,214
Share of profit (loss) of subsidiaries, joint ventures and associates	12	503,890	503,960	(22,023)	(30,515)
Operating income before finance income (expenses) and income and social contribution taxes		485,034	505,152	1,173,777	1,258,699
Finance income	30	55,800	33,850	339,102	306,813
Finance expenses	30	(65,186)	(80,427)	(971,551)	(712,639)
Financial result, net	30	(9,386)	(46,577)	(632,449)	(405,826)
Profit before income and social contribution taxes		475,648	458,575	541,328	852,873
Income and social contribution taxes
Current	9.b; 9.c	-	(170)	(317,671)	(403,482)
Deferred	9.b	(5,362)	8,953	269,787	46,804
		(5,362)	8,783	(47,884)	(356,678)
Profit for the period		470,286	467,358	493,444	496,195
Income attributable to:
Shareholders of the Company		470,286	467,358	470,286	467,358
Non-controlling interests in subsidiaries		-	-	23,158	28,837
Earnings per share (based on weighted average number of shares outstanding) – R$
Basic	31	0.4313	0.4291	0.4313	0.4291
Diluted	31	0.4288	0.4265	0.4288	0.4265

The accompanying notes are an integral part of the interim financial information.

5

Ultrapar Participações S.A. and Subsidiaries

Statements of Profit or Loss

For the three-month period ended September 30, 2021 and 2020

(In thousands of Brazilian Reais, except earnings per share)

		Parent		Consolidated
	Note	09/30/2021	09/30/2020	09/30/2021	09/30/2020
Net revenue from sales and services	26	-	-	31,911,126	20,762,078
Cost of products and services sold	27	-	-	(30,112,185)	(19,123,322)
Gross profit		-	-	1,798,941	1,638,756

Operating income (expenses)
Selling and marketing	27	-	-	(785,922)	(658,104)
Reversion expected (losses) on doubtful accounts		-	-	4,452	27,438
General and administrative	27	(7,721)	-	(497,728)	(373,853)
Gain (loss) on disposal of property, plant and equipment and intangibles	28	30	-	18,037	15,016
Impairment	3.c.1; 28	-	-	-	-
Other operating income	29	1,075	636	121,667	53,756
Other operating expenses	29	(104)	-	(86,086)	(99,663)

Operating income (loss) before finance income (expenses) and share of profit (loss) of subsidiaries, joint ventures and associates		(6,720)	636	573,361	603,346
Share of profit (loss) of subsidiaries, joint ventures and associates	12	381,556	285,818	(11,082)	(4,817)
Operating income before finance income (expenses) and income and social contribution taxes		374,836	286,454	562,279	598,529
Finance income	30	21,242	2,081	128,821	71,649
Finance expenses	30	(24,148)	(28,794)	(424,834)	(229,517)
Financial result, net	30	(2,906)	(26,713)	(296,013)	(157,868)
Profit before income and social contribution taxes		371,930	259,741	266,266	440,661
Income and social contribution taxes
Current	9.b; 9.c	-	-	12,104	(183,850)
Deferred	9.b	(2,727)	5,692	95,887	20,490
		(2,727)	5,692	107,991	(163,360)
Profit for the period		369,203	265,433	374,257	277,301
Income attributable to:
Shareholders of the Company		369,203	265,433	369,203	265,433
Non-controlling interests in subsidiaries		-	-	5,054	11,868
Earnings per share (based on weighted average number of shares outstanding) – R$
Basic	31	0.3386	0.2435	0.3386	0.2435
Diluted	31	0.3366	0.2421	0.3366	0.2421

The accompanying notes are an integral part of the interim financial information.

6

Ultrapar Participações S.A. and Subsidiaries

Statements of Comprehensive Income

For the nine-month period ended September 30, 2021 and 2020

(In thousands of Brazilian Reais)

		Parent		Consolidated
	Note	09/30/2021	09/30/2020	09/30/2021	09/30/2020
Net income for the period		470,286	467,358	493,444	496,195
Items that are subsequently reclassified to profit or loss:
Fair value adjustments of financial instruments, net	25.g.1	(120)	274	(120)	274
Fair value adjustments of financial instruments of subsidiaries, net	25.g.1	12,513	(491,544)	12,537	(491,544)
Fair value adjustments of financial instruments of joint ventures, net	25.g.1	2,306	786	2,306	786
Cumulative translation adjustments and hedge of net investments in foreign operations, net	25.g.2	32,237	198,678	32,237	198,678
Items that are not subsequently reclassified to profit or loss:
Actuarial gain of post-employment benefits, net	25.g.1	679	-	679	-
Total comprehensive income for the period		517,901	175,552	541,083	204,389
Total comprehensive income for the period attributable to shareholders of the Company		517,901	175,552	517,901	175,552
Total comprehensive income for the period attributable to non-controlling interest in subsidiaries		-	-	23,182	28,837

The accompanying notes are an integral part of the interim financial information.

7

Ultrapar Participações S.A. and Subsidiaries

Statements of Comprehensive Income

For the three-month period ended September 30, 2021 and 2020

(In thousands of Brazilian Reais)

		Parent		Consolidated
	Note	09/30/2021	09/30/2020	09/30/2021	09/30/2020
Net income for the period		369,203	265,433	374,257	277,301
Items that are subsequently reclassified to profit or loss:
Fair value adjustments of financial instruments, net	25.g.1	-	(158)	-	(158)
Fair value adjustments of financial instruments of subsidiaries, net	25.g.1	(94,851)	(14,771)	(94,834)	(14,771)
Fair value adjustments of financial instruments of joint ventures, net	25.g.1	3,644	(1,075)	3,644	(1,075)
Cumulative translation adjustments and hedge of net investments in foreign operations, net	25.g.2	69,676	62,556	69,676	62,556
Items that are not subsequently reclassified to profit or loss:
Actuarial gain of post-employment benefits, net	25.g.1	118	-	118	-
Total comprehensive income for the period		347,790	311,985	352,861	323,853
Total comprehensive income for the period attributable to shareholders of the Company		347,790	311,985	347,790	311,985
Total comprehensive income for the period attributable to non-controlling interest in subsidiaries		-	-	5,071	11,868

The accompanying notes are an integral part of the interim financial information.

8

Ultrapar Participações S.A. and Subsidiaries

Statements of Changes in Equity

For the nine-month period ended September 30, 2021 and 2020

(In thousands of Brazilian Reais, except dividends per share)

							Profit reserve						Equity attributable to:
	Note	Share capital	Equity instrument granted	Capital reserve	Treasury shares	Revaluation reserve on subsidiaries	Legal reserve	Investments statutory reserve	Valuation adjustments	Cumulative translation adjustments	Retained earnings	Additional dividends to the minimum mandatory dividends	Shareholders of the Company	Non-controlling interests in subsidiaries	Consolidated equity
Balance as of December 31, 2020		5,171,752	22,404	594,049	(489,068)	4,337	750,010	3,658,265	(464,990)	231,596	-	55,391	9,533,746	376,519	9,910,265
Net income for the period		-	-	-	-	-	-	-	-	-	470,286	-	470,286	23,158	493,444
Other comprehensive income:
Fair value adjustments of available for financial instruments, net of income taxes:
Company	25.g.1	-	-	-	-	-	-	-	(120)	-	-	-	(120)	-	(120)
Subsidiaries	12.a; 25.g.1	-	-	-	-	-	-	-	12,513	-	-	-	12,513	24	12,537
Joint ventures	12.a; 25.g.1	-	-	-	-	-	-	-	2,306	-	-	-	2,306	-	2,306
Actuarial gain of post-employment benefits, net of income taxes	12.a; 25.g.1	-	-	-	-	-	-	-	679	-	-	-	679	-	679
Currency translation of foreign subsidiaries and the effect of net investments hedge, net of income taxes	12.a; 25.g.2	-	-	-	-	-	-	-	-	32,237	-	-	32,237	-	32,237
Total comprehensive income for the period		-	-	-	-	-	-	-	15,378	32,237	470,286	-	517,901	23,182	541,083
Issuance of shares related to the subscription warrants - indemnification - Extrafarma acquisition	25.d	-	-	1,819	-	-	-	-	-	-	-	-	1,819	-	1,819
Equity instrument granted	25.b	-	5,214	-	-	-	-	-	-	-	-	-	5,214	-	5,214
Equity instrument granted of subsidiaries	12.a; 25.b	-	3,332	-	-	-	-	-	-	-	-	-	3,332	-	3,332
Income and social contribution taxes on realization of revaluation reserve of subsidiaries	25.e	-	-	-	-	(135)	-	-	-	-	135	-	-	-	-
Prescribed dividends		-	-	-	-	-	-	-	-	-	7,137	-	7,137	-	7,137
Gains due to the payments fixed dividends to preferred shares of subsidiaries		-	-	-	-	-	-	-	-	-	138	-	138	(138)	-
Shareholder transaction – changes of investments		-	-	-	-	-	-	-	-	-	79	-	79	(79)	-
Dividends attributable to non-controlling interests		-	-	-	-	-	-	-	-	-	-	-	-	(10,415)	(10,415)
Approval of additional dividends by the Shareholders’ Meeting	25.h	-	-	-	-	-	-	-	-	-	-	(55,391)	(55,391)	-	(55,391)
Intermediary dividends (R$ 0.20 per share)	25.h	-	-	-	-	-	-	-	-	-	(218,074)	-	(218,074)	-	(218,074)
Balance as of September 30, 2021		5,171,752	30,950	595,868	(489,068)	4,202	750,010	3,658,265	(449,612)	263,833	259,701	-	9,795,901	389,069	10,184,970

The accompanying notes are an integral part of the interim financial information.

9

Ultrapar Participações S.A. and Subsidiaries

Statements of Changes in Equity

For the nine-month period ended September 30, 2021 and 2020

(In thousands of Brazilian Reais, except dividends per share)

							Profit reserve						Equity attributable to:
	Note	Share capital	Equity instrument granted	Capital reserve	Treasury shares	Revaluation reserve on subsidiaries	Legal reserve	Investments statutory reserve	Valuation adjustments	Cumulative translation adjustments	Retained earnings	Additional dividends to the minimum mandatory dividends	Shareholders of the Company	Non-controlling interests in subsidiaries	Consolidated equity
Balance as of December 31, 2019		5,171,752	11,970	542,400	(485,383)	4,522	705,341	3,290,073	(146,317)	102,427	-	261,470	9,458,255	376,920	9,835,175
Net income for the period		-	-	-	-	-	-	-	-	-	467,358	-	467,358	28,837	496,195
Other comprehensive income:
Fair value adjustments of available for financial instruments, net of income taxes:
Company	25.g.1	-	-	-	-	-	-	-	274	-	-	-	274	-	274
Subsidiaries and joint ventures	12.a; 25.g.1	-	-	-	-	-	-	-	(490,758)	-	-	-	(490,758)	-	(490,758)
Currency translation of foreign subsidiaries, including the effect of net investments hedge	25.g.2	-	-	-	-	-	-	-	-	198,678	-	-	198,678	-	198,678
Total comprehensive income for the period		-	-	-	-	-	-	-	(490,484)	198,678	467,358	-	175,552	28,837	204,389
Issuance of shares related to the subscription warrants - indemnification - Extrafarma acquisition	25.d	-	-	54,763	-	-	-	-	-	-	-	-	54,763	-	54,763
Stock plan	8.c	-	-	(3,114)	(3,685)	-	-	-	-	-	-	-	(6,799)	-	(6,799)
Equity instrument granted	25.b	-	2,906	-	-	-	-	-	-	-	-	-	2,906	-	2,906
Equity instrument granted of subsidiaries	12.a; 25.b	-	1,603	-	-	-	-	-	-	-	-	-	1,603	-	1,603
Income and social contribution taxes on realization of revaluation reserve of subsidiaries		-	-	-	-	(139)	-	-	-	-	139	-	-	-	-
Loss due to the payments fixed dividends to preferred shares		-	-	-	-	-	-	-	-	-	(516)	-	(516)	-	(516)
Shareholder transaction – changes of investments		-	-	-	-	-	-	-	-	-	41	-	41	-	41
Dividends attributable to non-controlling interests		-	-	-	-	-	-	-	-	-	-	-	-	(2,792)	(2,792)
Approval of additional dividends by the Shareholders’ Meeting	25.h	-	-	-	-	-	-	-	-	-	-	(261,470)	(261,470)	-	(261,470)
Balance as of September 30, 2020		5,171,752	16,479	594,049	(489,068)	4,383	705,341	3,290,073	(636,801)	301,105	467,022	-	9,424,335	402,965	9,827,300

The accompanying notes are an integral part of the interim financial information.

10

Ultrapar Participações S.A. and Subsidiaries

Statements of Cash Flows – Indirect Method

For the nine-month period ended September 30, 2021 and 2020

(In thousands of Brazilian Reais)

		Parent		Consolidated
	Note	09/30/2021	09/30/2020	09/30/2021	09/30/2020
Cash flows from operating activities
Profit for the period		470,286	467,358	493,444	496,195
Adjustments to reconcile net income to cash provided by operating activities
Share of loss (profit) of subsidiaries, joint ventures and associates	12	(503,890)	(503,960)	22,023	30,515
Amortization of contractual assets with customers – exclusive rights	11	-	-	199,757	224,441
Amortization of right-of-use assets	13.a	4,501	3,238	264,696	242,147
Depreciation and amortization	14; 15	6,046	1,877	749,843	698,363
PIS and COFINS credits on depreciation	14; 15	-	-	13,094	11,487
Interest and foreign exchange rate variations		10,522	68,251	1,043,609	768,843
Deferred income and social contribution taxes	9.b	5,362	(8,953)	(269,787)	(46,804)
Current income and social contribution taxes	9.b	-	170	317,671	403,482
Loss on disposal of property, plant, and equipment and intangibles	28	(32)	-	(58,185)	(35,926)
Impairment	3.c.1; 28	-	-	394,675	-
Reversion expected (losses) on doubtful accounts	5	-	-	(10,792)	29,078
Provision for losses in inventories	6	-	-	(5,472)	(829)
Provision for post-employment benefits	20.b	297	(1,490)	3,713	(18,626)
Equity instrument granted	8.c	5,214	2,906	8,546	4,509
Provision of decarbonization – CBIO	29	-	-	111,220	-
Provision for tax, civil, and labor risks	22.a	-	386	(59,438)	(343)
Other provisions and adjustments		1,846	1,164	998	(1,044)
		152	30,947	3,219,615	2,805,488
(Increase) decrease in current assets
Trade receivables and reseller financing	5	-	-	(737,303)	255,238
Inventories	6	-	-	(1,718,526)	180,834
Recoverable taxes	7	(14,572)	(1,977)	(447,215)	71,514
Dividends received from subsidiaries and joint ventures		697,758	299,746	142	4,718
Other receivables		(64,649)	(24,575)	(51,435)	(32,371)
Prepaid expenses	10	(6,273)	(4,378)	(52,456)	(65,045)
Increase (decrease) in current liabilities
Trade payables	17	5,031	2,212	2,125,549	607,361
Salaries and related charges	18	2,434	35,329	80,373	108,351
Taxes payable	19	(106)	453	(2,521)	40,410
Post-employment benefits	20.b	-	-	144	571
Other payables		(1,647)	3,089	(3,687)	66,381
Deferred revenue	23	-	-	(17,126)	(725)
(Increase) decrease in non-current assets
Trade receivables and reseller financing	5	-	-	10,012	(96,784)
Recoverable taxes	7	18,996	-	(104,112)	(700,778)
Escrow deposits		(16)	15	81,426	(30,953)
Other receivables		-	-	76,995	436
Prepaid expenses	10	1,367	(4,162)	8,262	5,264

The accompanying notes are an integral part of the interim financial information.

11

Ultrapar Participações S.A. and Subsidiaries

Statements of Cash Flows – Indirect Method

For the nine-month period ended September 30, 2021 and 2020

(In thousands of Brazilian Reais)

		Parent		Consolidated
		09/30/2021	09/30/2020	09/30/2021	09/30/2020
Increase (decrease) in non-current liabilities
Post-employment benefits	20.b	-	5,602	1,539	9,118
Other payables		2,482	4,618	(15,487)	(37,011)
Acquisition of CBIO	15	-	-	(121,908)	-
Payments of contractual assets with customers – exclusive rights	11	-	-	(222,623)	(296,765)
Payments of contingencies	22.a	-	-	(20,172)	(37,663)
Income and social contribution taxes paid		-	-	(207,043)	(227,269)
Net cash provided by operating activities		640,957	346,919	1,882,443	2,630,320
Cash flows from investing activities
Financial investments, net of redemptions	4.b	(33,192)	(14,059)	2,209,204	(1,567,079)
Acquisition of property, plant, and equipment	14	(11,756)	(7,575)	(877,739)	(587,087)
Acquisition of intangible assets	15	(97)	(10,071)	(157,467)	(112,335)
Revenue on disposal of investments		-	-	1,131	-
Capital increase in subsidiary	12.a	(89,236)	(90,580)	-	-
Capital increase in joint ventures	12.b	-	-	(25,699)	(20,000)
Capital decrease in associates	12.c	-	-	1,500	-
Initial direct costs of right-of-use assets	13	-	-	(14,905)	-
Related parties	8.a	353,459	-	(21,589)	-
Proceeds from disposal of property, plant, and equipment and intangibles	28	-	-	99,609	86,012
Net cash provided by (used in) investing activities		219,178	(122,285)	1,214,045	(2,200,489)
Cash flows from financing activities
Loans and debentures
Proceeds	16	-	994,996	1,441,388	3,591,624
Repayments	16	(1,000,000)	-	(2,909,064)	(2,280,152)
Interest paid	16	(102,871)	(68,788)	(463,203)	(478,755)
Payments of lease
Principal	13	(5,999)	(4,164)	(320,660)	(261,262)
Interest paid	13	(215)	(92)	(12,564)	(5,228)
Dividends paid	25.h	(694,366)	(261,409)	(705,637)	(264,487)
Related parties	8.a	(636)	9,123	(153)	(72)
Net cash provided by (used in) in financing activities		(1,804,087)	669,666	(2,969,893)	301,668
Effect of exchange rate changes on cash and cash equivalents in foreign currency		-	-	38,211	149,455
Increase (decrease) in cash and cash equivalents		(943,952)	894,300	164,806	880,954
Cash and cash equivalents at the beginning of the year	4.a	948,649	42,580	2,661,494	2,115,379
Cash and cash equivalents at the end of the year	4.a	4,697	936,880	2,826,300	2,996,333
Transactions without cash effect:
Addition on right-of-use assets and leases payable	13.a	2,618	33,890	252,207	407,148
Addition on contractual assets with customers – exclusive rights	11	-	-	197,915	139,960
Reversion fund – private pension	10; 20.a	-	-	3,706	47,088
Issuance of shares related to the subscription warrants – indemnification – Extrafarma acquisition	25.d	1,819	54,763	1,819	54,763

The accompanying notes are an integral part of the interim financial information.

12

Ultrapar Participações S.A. and Subsidiaries

Statements of Value Added

For the nine-month period ended September 30, 2021 and 2020

(In thousands of Brazilian Reais, except percentages)

		Parent				Consolidated
	Note	09/30/2021%		09/30/2020%		09/30/2021%		09/30/2020%
Revenue
Gross revenue from sales and services, except rents and royalties	26	-		-		88,859,650		62,473,739
Rebates, discounts, and returns	26	-		-		(1,030,727)		(1,237,466)
Expected reversion (losses) on doubtful accounts	5	-		-		10,792		(29,078)
Amortization of contractual assets with customers – exclusive rights	11	-		-		(199,757)		(224,441)
Provision for loss on disposal of property, plant, and equipment and intangibles and other operating income, net	28; 29	984		1,192		159,670		150,173
		984		1,192		87,799,628		61,132,927
Materials purchased from third parties
Raw materials used		-		-		(5,669,075)		(4,344,264)
Cost of goods, products, and services sold		-		-		(74,276,224)		(49,526,025)
Third-party materials, energy, services, and others		112,966		120,325		(2,294,791)		(1,926,454)
Impairment	3.c.1; 28	-		-		(394,675)		-
Provision for losses of assets		-		-		(24,350)		(35,038)
		112,966		120,325		(82,659,115)		(55,831,781)
Gross value added		113,950		121,517		5,140,513		5,301,146
Deductions
Depreciation and amortization	13.a; 14; 15	(10,547)		(5,115)		(1,014,539)		(940,510)
PIS and COFINS credits on depreciation	14; 15	-		-		(13,094)		(11,487)
		(10,547)		(5,115)		(1,027,633)		(951,997)
Net value added by the Company		103,403		116,402		4,112,880		4,349,149
Value added received in transfer
Share of profit (loss) of subsidiaries, joint ventures, and associates	12	503,890		503,960		(22,023)		(30,515)
Rents and royalties	26	-		-		82,516		82,147
Financial income	30	55,800		33,850		339,102		306,813
		559,690		537,810		399,595		358,445
Total value added available for distribution		663,093		654,212		4,512,475		4,707,594
Distribution of value added
Labor and benefits		103,372	16	93,657	15	1,595,102	35	1,432,270	30
Taxes, fees, and contributions		23,241	4	6,913	1	1,630,824	36	2,195,537	47
Financial expenses and rents		66,194	10	86,284	13	793,105	18	583,592	12
Dividends		218,074	33	-	-	228,489	5	-	‐
Retained earnings		252,212	37	467,358	71	264,955	6	496,195	11
Value added distributed		663,093	100	654,212	100	4,512,475	100	4,707,594	100

The accompanying notes are an integral part of the interim financial information.

13

Ultrapar Participações S.A. and Subsidiaries

Notes to the Parent’s Separate and Consolidated Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

1. Operations

Ultrapar Participações S.A. (“Ultrapar” or “Company”) is a publicly-traded company headquartered at the Brigadeiro Luis Antônio Avenue, 1343 in the city of São Paulo – SP, Brazil, listed on B3 S.A. – Brasil, Bolsa, Balcão (“B3”), in the Novo Mercado listing segment under the ticker “UGPA3” and on the New York Stock Exchange (“NYSE”) in the form of level III American Depositary Receipts (“ADRs”) under the ticker “UGP”.

The Company engages in the investment of its own capital in services, commercial, and industrial activities, through the subscription or acquisition of shares of other companies. Through its subsidiaries, it operates in the segments of liquefied petroleum gas – LPG distribution (“Ultragaz”), fuel distribution and related businesses (“Ipiranga”), production and marketing of chemicals (“Oxiteno”), and storage services for liquid bulk (“Ultracargo”), retail distribution of pharmaceutical, hygiene, beauty, and skincare products (“Extrafarma”) and digital payments segment (“Abastece aí”). The information about segments are disclosed in Note 32.

a. Clarifications on the impacts of COVID-19

The World Health Organization (“WHO”) declared a coronavirus pandemic (COVID-19) on March 11, 2020. To contain a spread of the virus in Brazil, the Ministry of Health (“MH”) and the state and municipal governments announced several actions to reduce the agglomeration and movement of people, including the closing of commerce, parks and common areas. In this context, the Company created a Crisis Committee to keep up with it and monitor the main risks and adopt preventive and emergency measures to reduce the pandemic effects.

Since the beginning of the coronavirus pandemic, the Company and its subsidiaries acted in numerous initiatives to ensure the safety and security of its employees and the stability and continuity of its operations and partners, the financial solidity of the Company. All the activities of the companies controlled by the Company are classified as essential in the context of the measures adopted to face the pandemic.

The Company and its subsidiaries quickly adopted the work at home (expressed by home office) for the administrative public, with all the necessary support for the operational continuity. In addition to basic safety concerns with employees, companies implemented several initiatives aimed at welfare, such as virtual meetings, psychological support and concern for ergonomics, following the principle of valuing people.

The emergency measures and speed in answer to the first effects of the crisis, as well as initiatives to support the supply chain, were effective to keep the activities of the subsidiaries in operation, ensuring the delivery of essential services to the population and preserving the health and security of employees and partners.

Uncertainty remains uncertain to what extent the financial information, after September 30, 2021, may be affected by the commercial, operational and financial impacts of the pandemic, because it will depend on its duration and the impacts on economic activities, as well as government, business in response to the crisis. In this context, some financial risk assessments, projections and impairment tests, in connection with the preparation of these financial statements, may be impacted by the pandemic, and may adversely affect the financial position of the Company and its subsidiaries.

14

Ultrapar Participações S.A. and Subsidiaries

Notes to the Parent’s Separate and Consolidated Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

Operational impacts

The implemented measures of social isolation, restrictions on the movement of people and to the operation of certain businesses due to COVID-19 pandemic affected economic activity in Brazil in the last two years, however, with the advance of vaccination the negative impacts have been reduced in the last months. No significant effects were observed on the operations of the Company and its subsidiaries in the third quarter of 2021.

Main risks and associated measures

Credit risk - The actions taken by the Company and its subsidiaries throughout 2020 and 2021 softened the impacts of the pandemic on the financial condition and its customers and, consequently, mitigated its potential effects on default rates, that are at lower level than in 2020. The effects of expected losses on doubtful accounts of quarter ended September 30, 2021 are disclosed in Notes 5 and 33.d.

Risk of realization of deferred tax assets - the Company and its subsidiaries annually realize technical feasibility study of the constitution and realization of deferred tax credits, considering the current projections approved by the Board of Directors for each business segment and did not identify the need for write-offs for the period ended on September 30, 2021.

Risks in financial instruments - the increase in volatility in financial markets may impact financial results according to sensitivity analyzes presented in Note 33.

Liquidity risk – The Company and its subsidiaries presented variations in their net debt position compatible with the results and the seasonality of their businesses.

The management of the Company and its subsidiaries continue maintaining discipline in control of costs and expenses to preserve cash in all business and selectivity in the allocation of capital without compromising sustainable business growth.

b. Clarifications on the cyber incident

According communication sent to the market on January 12, 2021 and January 25, 2021, the Company suffered on January 11, 2021 a cyber incident of type ransomware in its information technology environment.

As a precautionary measure, the Company interrupted its systems, affecting for a short period of time, the operations of its subsidiaries. Immediately, all security and control measures were adopted to remedy the situation and as of January 14, 2021 the operational systems of the Company and its subsidiaries began to be gradually restored, with caution and security, according with the priority and relevance of each affected process. Since January 25, 2021, as communicated to the market on that date, all the critical information systems of the Company and its subsidiaries are in full operation.

The Company had a specific insurance policy for cyber incidents, which has already been duly activated, being that such claim is under regulation.

15

Ultrapar Participações S.A. and Subsidiaries

Notes to the Parent’s Separate and Consolidated Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

2. Presentation of interim financial information and summary of significant accounting policies

The parent’s separate and consolidated interim financial information (“interim financial information”) were prepared in accordance with the International Accounting Standard (“IAS”) 34 – Interim Financial Reporting issued by the International Accounting Standards Board (“IASB”) and the in accordance with the pronouncement CPC 21 (R1) issued by the Accounting Pronouncements Committee (“CPC”) and approved by the Brazilian Securities and Exchange Commission (“CVM”).

All relevant specific information of the interim financial information, and only this information, were presented and correspond to that used by the Company’s and its subsidiaries’ Management.

The presentation currency of the Company’s interim financial information is the Brazilian Real, which is the Company’s functional currency.

The Company and its subsidiaries applied the accounting policies described below in a consistent manner for all years presented in these interim financial information.

a. Recognition of revenue

Revenue of sales and services rendered is measured at the value of the consideration that the Company's subsidiaries expect to be entitled to, net of sales returns, discounts, amortization of contractual assets with customers and other deductions, if applicable, being recognized as the entity fulfills its performance obligation and freight mode of delivery. At Ipiranga, the revenue from sales of fuels and lubricants is recognized when the products are delivered to gas stations and to large consumers. At Ultragaz, revenue from sales of LPG is recognized when the products are delivered to customers at home, to independent dealers and to industrial and commercial customers. At Extrafarma, the revenue from sales of pharmaceuticals is recognized when the products are delivered to end user customers in own drugstores and when the products are delivered to independent resellers. At Oxiteno, the revenue from sales of chemical products is recognized when the products are delivered to industrial customers. At Ultracargo, the revenue provided from storage services is recognized as services are performed. At Abastece aí, the revenue provided from storage services of digital payments is recognized as services are performed. The breakdowns of revenues from sales and services are shown in Notes 26 and 32.

Amortization of contractual assets with customers for the exclusive rights in Ipiranga’s reseller service stations and the bonuses paid in performance obligation sales are recognized in the income statement as a deduction of the revenue from sale according to the conditions established in the agreements which is reviewed as per the changes occurred in the agreements (see Notes 2.f and 11).

The am/pm franchising upfront fee is recognized in profit or loss as the entity fulfills each performance obligation throughout the terms of the agreements with the franchisees. For more information, see Note 23.a.

Deferred revenue from loyalty program is recognized in the income statement when the points are redeemed, on which occasion the costs incurred are also recognized in profit or loss. Deferred revenue of unredeemed points is also recognized in profit or loss when points expire. For more information, see Note 23.b.

16

Ultrapar Participações S.A. and Subsidiaries

Notes to the Parent’s Separate and Consolidated Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

Costs of products sold and services provided include goods (mainly fuels, lubricants, LPG, and pharmaceutical products), raw materials (chemicals and petrochemicals) and production, distribution, storage, and fulfillment costs.

Exchange variations and the results of derivative finance instruments are presented in the statement of profit and loss on financial expenses.

Research and development expenses are recognized in the statements of profit or loss in general and administrative expenses and amounted to R$ 48,282 for the nine-month period ended September 30, 2021 (R$ 44,829 for the nine-month period ended September 30, 2020).

b. Cash and cash equivalents

Includes cash, banks deposits, and short-term up to 90 days of maturity, highly liquid investments that are readily convertible into a known amount of cash and are subject to an insignificant risk of change in value. For more information on cash and cash equivalents of the Company and its subsidiaries, see Note 4.a.

c. Financial assets

The Company and its subsidiaries evaluated the classification and measurement of financial assets based on its business model of financial assets as follows:

  Amortized cost: financial assets held in order to collect contractual cash flows, solely principal and interest. The interest earned and the foreign currency exchange variation are recognized in profit or loss and balances are stated at acquisition cost plus the interest earned, using the effective interest rate method. Financial investments in guarantee of loans are classified as amortized cost.

  Measured at fair value through other comprehensive income: financial assets that are acquired or originated for the purpose of collecting contractual cash flows or selling financial assets. The balances are stated at fair value, and the interest earned, and the foreign currency exchange variation are recognized in profit or loss. Differences between fair value and initial amount of financial investments plus the interest earned are recognized in equity in other comprehensive income in the “Valuation adjustments”. Accumulated gains and losses recognized in equity are reclassified to profit or loss at the time of their settlement. Substantially the financial investments in Bank Certificates of Deposit (“CDB”) and repurchase agreements are classified as measured at fair value through other comprehensive income.

  Measured at fair value through profit or loss: financial assets that were not classified as amortized cost or measured at fair value through other comprehensive income. The balances are stated at fair value and both the interest earned and the exchange variations and changes in fair value are recognized in the income statement. Investment funds and derivatives are classified as measured at fair value through profit or loss.

17

Ultrapar Participações S.A. and Subsidiaries

Notes to the Parent’s Separate and Consolidated Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

The Company and its subsidiaries use financial instruments for hedging purposes, applying the concepts described below:

  Hedge accounting – fair value hedge: financial instruments used to hedge exposure to changes in the fair value of an item, attributable to a particular risk, which can affect the entity’s statements of profit or loss. In the initial designation of the fair value hedge, the relationship between the hedging instrument and the hedged item is documented, including the objectives of risk management, the strategy in conducting the transaction, and the methods to be used to evaluate its effectiveness. Once the fair value hedge has been qualified as effective, the hedge item is also measured at fair value. Gains and losses from hedge instruments and hedge items are recognized the statements of profit or loss. The hedge accounting must be discontinued when the hedge becomes ineffective.

  Hedge accounting – cash flow hedge: financial instruments used to hedge the exposure to variability in cash flows that is attributable to a risk associated with an asset or liability or highly probable transaction or firm commitment that may affect the statements of profit or loss. The portion of the gain or loss on the hedging instrument that is determined to be effective relating to the effects of exchange rate effect, is recognized directly in equity in accumulated other comprehensive income as “Valuation adjustments” while the ineffective portion is recognized in the statements of profit or loss. Gains or losses on the hedging instrument relating to the effective portion of this hedge that had been recognized directly in accumulated other comprehensive income shall be recognized in profit or loss in the period in which the hedged item is recognized in profit or loss or as initial cost of non-financial assets, in the same line of the statement that the hedged item is recognized. The hedge accounting shall be discontinued when (i) the hedging relationship is canceled; (ii) the hedging instrument expires; and (iii) the hedging instrument no longer qualifies for hedge accounting. When hedge accounting is discontinued, gains and losses recognized in equity in other comprehensive income are reclassified to the statements of profit or loss in the period which the hedged item is recognized in profit or loss. If the transaction hedged is canceled or is not expected to occur, the cumulative gains and losses in equity in other comprehensive income shall be recognized immediately in profit or loss.

  Hedge accounting – hedge of net investments in foreign operation: financial instruments used to hedge exposure on net investments in foreign subsidiaries due to the fact that the local functional currency is different from the functional currency of the Company. The portion of the gain or loss on the hedging instrument that is determined to be effective, referring to the exchange rate effect, is recognized directly in equity in accumulated other comprehensive income as cumulative translation adjustments, while the ineffective portion and the operating costs are recognized the statements of profit or loss. The gain or loss on the hedging instrument that has been recognized directly in accumulated other comprehensive income shall be recognized in the statements of profit or loss when the disposal of the foreign subsidiary occurs.

For more information on financial instruments, see Note 33.

18

Ultrapar Participações S.A. and Subsidiaries

Notes to the Parent’s Separate and Consolidated Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

d. Trade receivables and reseller financing

Trade receivables are recognized at the amount invoiced to the counterparty that the Company subsidiaries are entitled (see Notes 5.a and 33.d.3). The expected losses on doubtful accounts consider the expected losses for the next 12 months take into account the deterioration or improvement of the customers’ credit quality, considering the customers’ characteristics in each business segment. The amount of the expected credit losses is deemed by management to be sufficient to cover any loss on realization of trade receivables.

Reseller financing is provided at subsidized rate for renovation and upgrading of service stations, purchase of products and development of the automotive fuels and lubricants distribution market (see Notes 5.b and 33.d.3). The terms of reseller financing range between 12 and 60 months, with an average term of 40 months. The minimum and maximum subsisted interest rates are 0% per month and 1% per month respectively. These financing are remeasured at a market rate for working capital loans and the remeasurement adjustment between the market rate and the rate subsidized is recognized as a reduction to the reseller’s revenue at the beginning of the contract. Throughout the contract, the interest appropriated by the market rate is recognized to the financial result.

e. Inventories

Inventories are stated at the lower of acquisition cost or net realizable value (see Note 6). The cost value of inventory is measured using the weighted average cost and includes the costs of acquisition and processing directly and indirectly related to the units produced based on the normal capacity of production. Estimates of net realizable value are based on the average selling prices at the end of the reporting period, net of applicable direct selling expenses. Subsequent events related to the fluctuation of prices and costs are also considered, if relevant. If net realizable values are below inventory costs, a provision corresponding to this difference is recognized. Provisions are also made for obsolescence of products, materials, or supplies that (i) do not meet its subsidiaries’ specifications, (ii) have exceeded their expiration date, or (iii) are considered slow-moving inventory. This classification is made by management with the support of its industrial and operations teams.

f. Contractual assets with customers – exclusive rights

Exclusive rights disbursements as provided in Ipiranga’s agreements with reseller service stations and major consumers are recognized as contractual assets when paid and amortized according to the conditions established in the agreements (see Note 2.a and 11).

19

Ultrapar Participações S.A. and Subsidiaries

Notes to the Parent’s Separate and Consolidated Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

g. Investments

Investments in subsidiaries are accounted for under the equity method of accounting in the interim financial information of the parent’s separate company (see Notes 3.b and 12.a). A subsidiary is an investee in which the investor is entitled to variable returns on investment and has the ability to interfere in its financial and operational activities. Usually the equity interest in a subsidiary is more than 50%.

Investments in associates and joint ventures are accounted for under the equity method of accounting in the interim financial information (see Note 12 items b and c). An associate is an investment, in which an investor has significant influence, that is, has the power to participate in the financial and operating decisions of the investee but does not exercise control. A joint venture is an investment in which the shareholders have the right to net assets on behalf of a joint control. Joint control is the agreement, which establish that decisions about the relevant activities of the investee require the consent from the parties that share control.

Other investments are stated at acquisition cost less provision for losses, unless the loss is considered temporary.

h. Right-of-use assets and leases payable

The Company and its subsidiaries recognized in the financial position, a right-of-use assets and the respective lease liabilities initially measured at the present value of future lease payments, considering the related contract costs (see Note 13). The amortization expenses of right-of-use assets is recognized in statement of profit or loss over the lease contract term. When the right-of-use asset is used in the construction of the property, plant, and equipment (“PP&E”), its amortization is capitalized until the asset under construction is completed. The liability is increased for interest and decreased by lease payments made. The interests are recognized in the statement of profit or loss using the effective interest rate method. The remeasurement of assets and liabilities based on the contractual index is recognized in the financial position, not having an effect in the result. In case of cancellation of the contract, the assets and respective liabilities are written off to the result, considering, if it is the case, any penalties provided in contractual clauses. The Company and its subsidiaries have no intention in purchasing the underlying asset. The Company and its subsidiaries periodically review the existence of an indication that the right-of-use assets may be impaired (see Note 2.u).

Right-of-use assets include amounts related to area port leases grants (see Note 34.c).

The Company and its subsidiaries apply the recognition exemptions to short-term leases of 12 months or less and lease contracts of low amount assets. In these cases, the recognition of the lease expense in the statements of profit or loss is on a straight-line basis.

20

Ultrapar Participações S.A. and Subsidiaries

Notes to the Parent’s Separate and Consolidated Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

i. Property, plant, and equipment

PP&E is recognized at acquisition or construction cost, including capitalization of right-of-use assets amortization and financial charges incurred on PP&E under construction, as well as qualifying maintenance costs resulting from scheduled plant outages and estimated costs to remove, to decommission, or to restore assets (see Notes 2.n and 21), less accumulated depreciation and, when applicable, less provision for losses (see Note 14).

Depreciation is calculated using the straight-line method, over the periods mentioned in Note 14, taking into account the estimated useful lives of the assets, which are reviewed annually.

Leases hold improvements are depreciated over the shorter of the lease contract term and useful life of the property.

j. Intangible assets

Intangible assets include assets acquired by the Company and its subsidiaries from third parties, and are recognized according to the criteria below:

  Goodwill is shown as intangible assets corresponding to the positive difference between the amount paid or payable to the seller and the fair value of the identifiable assets and liabilities assumed of the acquired entity. Goodwill is tested annually for impairment. Goodwill is allocated to the business segments, which represent the lowest level that goodwill is monitored for impairment testing purposes (see Note 15.a).

  Other intangible assets acquired from third parties, such as softwares, technology, and commercial property rights, are measured at the total acquisition cost and amortized using straight-line method, over the periods mentioned in Note 15, taking into account their useful lives, which are reviewed annually.

  The decarbonization credits (“CBIOS”) acquired are recorded at historical cost in intangible assets, retired in the year to fulfillment the individual target set by the National Agency of Petroleum, Natural Gas and Biofuels (“ANP”) and are not amortized. These assets are used to settle of the annual decarbonization obligation adopted by Brazilian National Biofuels Policy (“RenovaBio”), implemented by Law No. 13,576/2017, with additional regulations established by Decree No. 9,888/2019 and Ordinance No. 419 of November 20, 2019 issued by the Brazilian Ministry of Mines and Energy.

The Company and its subsidiaries have not recognized intangible assets that were generated internally. The Company and its subsidiaries have goodwill and brands acquired in business combinations, which are evaluated as intangible assets with indefinite useful life (see Note 15 items a and e).

k. Other assets

Other assets are stated at the lower of cost and realizable value, including, if applicable, interest earned, monetary changes and changes in exchange rates incurred, less the provisions for losses and, if applicable, adjusted to present value.

21

Ultrapar Participações S.A. and Subsidiaries

Notes to the Parent’s Separate and Consolidated Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

l. Financial liabilities

The financial liabilities include trade payables, other payables, financing, loans, debentures, leases payable and derivative financial instruments. Financial liabilities are classified as “financial liabilities at fair value through profit or loss” or “financial liabilities at amortized cost”. The financial liabilities at fair value through profit or loss refer to derivative financial instruments, subscription warrants - indemnification, and financial liabilities designated as hedged items in a fair value hedge relationship upon initial recognition (see Note 2.c – Fair Value Hedge). The financial liabilities at amortized cost are stated at the initial transaction amount plus related charges and net of amortization and transaction costs. The charges are recognized in the statement of profit or loss using the effective interest rate method.

Transaction costs incurred and directly attributable to the activities necessary for contracting loans or for issuing bonds, as well as premiums and discounts upon issuance of debentures and other debt, are allocated to the instrument and amortized in the statement of profit or loss taking into its term, using the effective interest rate method (see Note 16.h).

m. Income and social contribution taxes on income

Current and deferred income tax (“IRPJ”) and social contribution on net income tax (“CSLL”) are calculated based on their current rates. For the calculation of current IRPJ, the value of tax incentives is also considered. At the end of the fiscal year the portion of the profit corresponding to these investment grants is allocated to the constitution of a tax incentive reserve in subsidiaries shareholders' equity, and is excluded from the dividend calculation base and subsequently capitalized. Taxes are recognized based on the rates of IRPJ and CSLL provided for by the laws enacted on the last day of the interim financial information. The current rates in Brazil are 25% for IRPJ and 9% for CSLL. For more information about recognition and realization of IRPJ and CSLL see Note 9.

For purposes of disclosure deferred tax assets were offset against the deferred tax liability IRPJ and CSLL, in the same taxable entity and the same tax authority.

n. Provision for asset retirement obligation – fuel tanks

The subsidiary Ipiranga has the legal obligation to remove the underground fuel tanks located at Ipiranga-branded service stations after a certain period. The estimated cost of the obligation to remove these fuel tanks is recognized as a liability when the tanks are installed. The estimated cost is recognized in PP&E and depreciated over the respective useful lives of the asset. The amounts recognized as a liability accrue inflation effect using the Amplified Consumer Price Index (“IPCA”) until the tank is removed (see Note 21). The estimated removal cost is reviewed and updated annually or when there is significant change in its amount and change in the estimated costs are recognized in statements of profit or loss when they become known.

o. Provisions for tax, civil, and labor risks

A provision for tax, civil and labor risks is recognized for quantifiable risks, when the chance of loss is more-likely-than-not in the opinion of management and internal and external legal counsel, and the amounts are recognized based on the evaluation of the outcomes of the legal proceedings (see Note 22).

22

Ultrapar Participações S.A. and Subsidiaries

Notes to the Parent’s Separate and Consolidated Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

p. Post-employment benefits

Post-employment benefits granted and to be granted to employees, retirees, and pensioners are based on an actuarial calculation prepared by an independent actuary and reviewed by management, using the projected unit credit method (see Note 20.b). The actuarial gains and losses are recognized in equity in cumulative other comprehensive income in the “Valuation adjustments”.

q. Other liabilities

Other liabilities are stated at known or measurable amounts and changes in exchange rates incurred. When applicable, other liabilities are recognized at present value, based on interest rates that reflect the term, currency, and risk of each transaction.

r. Foreign currency transactions

Foreign currency transactions carried out by the Company or its subsidiaries are remeasured into their functional currency at the exchange rate prevailing at the date of each transaction. Outstanding monetary assets and liabilities of the Company and its subsidiaries are translated using the exchange rate at the date of the interim financial information. The effect of the difference between those exchange rates is recognized in financial results until the conclusion of each transaction.

s. Basis for translation of interim financial information of foreign subsidiaries

s.1 Subsidiaries with administrative autonomy

Assets and liabilities of the foreign subsidiaries denominated in currencies other than Brazilian Real which have administrative autonomy are translated using the exchange rate at the date of the interim financial information. Revenues and expenses are translated using the average exchange rate of each year and equity is translated at the historical exchange rate of each transaction affecting equity. Gains and losses resulting from changes in these foreign investments are directly recognized in equity in the “cumulative translation adjustments” and will be recognized in profit or loss if and when these investments are disposed of. The balance in cumulative translation adjustments on September 30, 2021 was a gain of R$ 263,833 (gain of R$ 231,596 on December 31, 2020), see Note 25.g.2.

The foreign subsidiaries with functional currency different from the Company and which have administrative autonomy are listed below:

Subsidiary	Functional currency	Location
Oxiteno México S.A. de C.V.	Mexican Peso	Mexico
Oxiteno Servicios Corporativos S.A. de C.V.	Mexican Peso	Mexico
Oxiteno Servicios Industriales S.A. de C.V.	Mexican Peso	Mexico
Oxiteno USA LLC	U.S. Dollar	United States
Oxiteno Uruguay S.A. (i)	U.S. Dollar	Uruguay

(i)	The subsidiary Oxiteno Uruguay S.A. (“Oxiteno Uruguay”) determined its functional currency as the U.S. dollar (“US$”), as its inventory sales, purchases of raw material inputs, and financing activities are performed substantially in this currency.

23

Ultrapar Participações S.A. and Subsidiaries

Notes to the Parent’s Separate and Consolidated Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

s.2 Subsidiaries without self-administrative autonomy

Assets and liabilities of the other foreign subsidiaries, which do not have administrative autonomy, are considered an extension of the activities of their parent company and are translated using the exchange rate at the date of the financial statements. Gains and losses resulting from changes in these foreign investments are directly recognized as financial result. The gain recognized in income for the nine-month period ended September 30, 2021 amounted to R$ 5,865 (gain of R$ 40,747 for the nine-month period ended September 30, 2020).

t. Use of estimates, assumptions and judgments

The preparation of the interim financial information requires the use of estimates, assumptions, and judgments for the accounting and disclosure of certain assets, liabilities, and profit or loss. Therefore, the Company and subsidiaries’ management use the best information available at the date of preparation of the interim financial information, as well as the experience of past and current events, also considering assumptions regarding future events. The estimates and assumptions are reviewed periodically.

t.1 Judgments

Information on the judgments is included: in the determination of control in subsidiaries (Notes 2.g, 2.s.1, 3 and 12.a), the determination of joint control in joint venture (Notes 2.g, 12.a and 12.b) and the determination of significant influence in associates (Notes 2.g and 12.c).

t.2 Uncertainties related to the assumptions and estimates

The information regarding uncertainties related to the assumptions and estimates are included: in determining the fair value of financial instruments (Notes 2.c, 2.l, 4, 16 and 33), the determination of the expected losses on doubtful accounts (Notes 2.d, 5 and 33.d.3), the determination of provisions for losses of inventories (Notes 2.e and 6), the estimative of realization of deferred IRPJ and CSLL amounts (Notes 2.m and 9.a), the useful lives and discount rate of right-of-use assets (Notes 2.h and 13), the useful lives of PP&E (Notes 2.i and 14), the useful lives of intangible assets, and the determination of the recoverable amount of goodwill (Notes 2.j and 15.a), provisions for assets retirement obligations (Notes 2.n and 21), provisions for tax, civil, and labor risks (Notes 2.o and 22), estimates for the preparation of actuarial reports (Notes 2.p and 20.b) and the determination of fair value of subscription warrants – indemnification (Notes 24 and 33.j). The actual result of the transactions and information may differ from their estimates.

24

Ultrapar Participações S.A. and Subsidiaries

Notes to the Parent’s Separate and Consolidated Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

u. Impairment of assets

The Company and its subsidiaries review in every reporting period the existence of any indication that an asset may be impaired. To intangible assets with indefinite useful life the review is done annually. If there is an indication of impairment the Company and its subsidiaries estimate the recoverable amount of the asset. Assets that cannot be evaluated individually are grouped in the smallest group of assets that generate cash inflow from continuous use and that are largely independent of cash flows of other assets (cash generating units, “CGU”). The recoverable amount of assets or CGUs corresponds to the greater of their fair value net of applicable direct selling costs and their value in use.

The fair value less costs to sell is determined by the price that would be received to sell an asset in an orderly transaction between market participants at the measurement date, net of costs of removing the asset, and direct incremental costs to bring an asset into condition for its sale, legal costs, and taxes.

To assess the value in use, the projections of future cash flows, trends, and outlooks, as well as the effects of obsolescence, demand, competition, and other economic factors were considered. Such cash flows are discounted to their present values using the discount rate before tax that reflects market conditions for the period of impairment testing and the specific risks of the asset or CGU being evaluated. In cases where the expected discounted future cash flows are less than their carrying amount, an impairment loss is recognized for the amount by which the carrying value exceeds the fair value of these assets. Losses for impairment of assets are recognized in profit or loss. In case goodwill has been allocated to a CGU, the recognized losses are first allocated to reduce the corresponding goodwill. If the goodwill is not enough to absorb such losses, the surplus is allocated to the assets on a pro-rata basis. An impairment of goodwill cannot be reversed. For other assets, impairment losses may be reversed only to the extent that the asset's carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortization, if the impairment had not been recognized.

On September 30, 2021, the Company updated the calculation made of the impairment of assets realized on June 30, 2021, for the subsidiary Imifarma Produtos Farmacêuticos e Cosméticos S.A. (“Extrafarma”) in the amounts of R$ 394,675 and deferred income and social contribution taxes effects of R$ 87,917, resulting in a net loss of R$ 306,758 (net loss of R$ 308,668 on June 30, 2021. See Note 3.c.1).

v. Business combination

A business combination is accounted applying the acquisition method. The cost of the acquisition is measured based on the consideration transferred and to be transferred, measured at fair value at the acquisition date. In a business combination, the assets acquired, and liabilities assumed are measured in order to classify and allocate them accordingly to the contractual terms, economic circumstances and relevant conditions on the acquisition date. The non-controlling interest in the acquired company is measured based on its interest in net assets identified in the acquired company. Goodwill is measured as the excess of the consideration transferred and to be transferred over the fair value of net assets acquired (identifiable assets and liabilities assumed, net). After the initial recognition, goodwill is measured at cost less any accumulated impairment losses. For impairment testing purposes, goodwill is allocated to the Company’s operating segments. When the cost of the acquisition is lower than the fair value of net assets acquired, a gain is recognized directly in the statement of profit or loss. Costs related to the acquisitions are recorded in the statement of profit or loss when incurred. For the three-month period ended on September 30, 2021 there are not business combination.

25

Ultrapar Participações S.A. and Subsidiaries

Notes to the Parent’s Separate and Consolidated Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

w. Statements of value added

The statements of value added (“DVA”) are presented as an integral part of the interim financial information as applicable to publicly traded companies in Brazil, according to Law 11,638/07 and as supplemental information for the International Financial Reporting Standards (“IFRS”), which does not require the presentation of DVA.

x. Statements of cash flows indirect method

The Company and its subsidiaries present the interest paid on loans, financing, debentures, and leases payable in financing activities and present financial investments, net of redemptions, in the investing activities.

y. Adoption of the pronouncements issued by CPC and IASB

There are not standards, amendments and interpretations to IFRS issued by the IASB which are effective and could have impact in these interim financial information to September 30, 2021 that have not been adopted by the Company.

Some of the Company's subsidiaries have debts and derivative instruments indexed to LIBOR (see Notes 16.c.1, 16.d and 33.g). In order to be prepared for the transition of the IBORs, the Company is monitoring the pronouncements of the authorities, as well as the measures that have been adopted, aiming at the adaptation of the various financial instruments to the new benchmarks. Currently there are no impacts of the change in LIBOR on the Company's operations.

z. Authorization for issuance of the financial statements

These interim financial information were authorized for issuance by the Board of Directors on November 3, 2021.

3. Principles of consolidation and investments in subsidiaries

a. Principles of consolidation

In the preparation of the consolidated interim financial information the investments of one company in another, balances of asset and liability accounts, revenues transactions, costs and expenses were eliminated, as well as the effects of transactions conducted between the companies. Non-controlling interests in subsidiaries are presented within consolidated equity and net income.

Consolidation of a subsidiary begins when the parent company obtains direct or indirect control over a Company and ceases when the parent company loses control of a company. Income and expenses of a subsidiary acquired are included in the consolidated statement of profit or loss and comprehensive income from the date the parent company gains the control. Income and expenses of a subsidiary, in which the parent company loses control, are included in the consolidated statement of profit or loss and comprehensive income until the date the parent company loses control.

When necessary adjustments are made to the interim financial information of subsidiaries to bring their accounting policies into line with the Company’s accounting policies.

26

Ultrapar Participações S.A. and Subsidiaries

Notes to the Parent’s Separate and Consolidated Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

b. Investments in subsidiaries

The consolidated financial statements include the following direct and indirect subsidiaries:

			% interest in the share
			09/30/2021		12/31/2020
			Control		Control
	Location	Segment	Direct	Indirect	Direct	Indirect
Ipiranga Produtos de Petróleo S.A.	Brazil	Ipiranga	100	-	100	-
am/pm Comestíveis Ltda.	Brazil	Ipiranga	-	100	-	100
Icorban – Correspondente Bancário Ltda.	Brazil	Ipiranga	-	100	-	100
Ipiranga Trading Limited	British Virgin Islands	Ipiranga	-	100	-	100
Tropical Transportes Ipiranga Ltda.	Brazil	Ipiranga	-	100	-	100
Ipiranga Imobiliária Ltda.	Brazil	Ipiranga	-	100	-	100
Ipiranga Logística Ltda.	Brazil	Ipiranga	-	100	-	100
Oil Trading Importadora e Exportadora Ltda.	Brazil	Ipiranga	-	100	-	100
Iconic Lubrificantes S.A.	Brazil	Ipiranga	-	56	-	56
Integra Frotas Ltda.	Brazil	Ipiranga	-	100	-	100
Companhia Ultragaz S.A.	Brazil	Ultragaz	-	99	-	99
Ultragaz Comercial Ltda.	Brazil	Ultragaz	-	100	-	100
Nova Paraná Distribuidora de Gás Ltda. (1)	Brazil	Ultragaz	-	100	-	100
Utingás Armazenadora S.A. (2)	Brazil	Ultragaz	-	57	-	57
Bahiana Distribuidora de Gás Ltda.	Brazil	Ultragaz	-	100	-	100
LPG International Inc.	Cayman Islands	Ultragaz	-	100	-	100
Imaven Imóveis Ltda.	Brazil	Others	-	100	-	100
Imifarma Produtos Farmacêuticos e Cosméticos S.A. (3)	Brazil	Extrafarma	-	100	-	100
UVC Investimentos Ltda. (4)	Brazil	Others	-	99	-	99
Centro de Conveniências Millennium Ltda. and subsidiaries (5)	Brazil	Ipiranga	100	-	100	-
Oxiteno S.A. Indústria e Comércio (6)	Brazil	Oxiteno	100	-	100	-
Oxiteno Argentina Sociedad de Responsabilidad Ltda.	Argentina	Oxiteno	-	100	-	100
Oleoquímica Indústria e Comércio de Produtos Químicos Ltda.	Brazil	Oxiteno	-	100	-	100
Oxiteno Uruguay S.A.	Uruguay	Oxiteno	-	100	-	100
Oxiteno México S.A. de C.V.	Mexico	Oxiteno	-	100	-	100
Oxiteno Servicios Corporativos S.A. de C.V.	Mexico	Oxiteno	-	100	-	100
Oxiteno Servicios Industriales S.A. de C.V.	Mexico	Oxiteno	-	100	-	100
Oxiteno USA LLC	United States	Oxiteno	-	100	-	100
Global Petroleum Products Trading Corp.	Virgin Islands	Oxiteno	-	100	-	100
Oxiteno Europe SPRL	Belgium	Oxiteno	-	100	-	100
Oxiteno Colombia S.A.S.	Colombia	Oxiteno	-	100	-	100
Oxiteno Shanghai LTD.	China	Oxiteno	-	100	-	100
Empresa Carioca de Produtos Químicos S.A.	Brazil	Oxiteno	-	100	-	100
Ultracargo – Operações Logísticas e Participações Ltda.	Brazil	Ultracargo	100	-	100	-
Ultracargo Logística S.A. (7)	Brazil	Ultracargo	-	99	-	99
TEAS – Terminal Exportador de Álcool de Santos Ltda.	Brazil	Ultracargo	-	100	-	100
Tequimar Vila do Conde Logística Portuária S.A.	Brazil	Ultracargo	-	100	-	100
Ultrapar International S.A.	Luxembourg	Others	100	-	100	-
SERMA – Ass. dos usuários equip. proc. de dados	Brazil	Others	-	100	-	100
UVC – Fundo de investimento em participações multiestratégia investimento no exterior (8)	Brazil	Others	100	-	100	-
Eaí Clube Automobilista S.A. (9)	Brazil	Abastece aí	100	-	100	-

The percentages in the table above are rounded.

(1)	Non-operating company in closing phase.
(2)	In October 2020 there was a change in the share capital of the company Utingás, which became controlled by Companhia Ultragaz S.A. (“Cia Ultragaz”).
(3)	On May 18, 2021 the Company announced the signing of an agreement for the sale of all shares of Extrafarma to Empreendimentos Pague Menos S.A. (“Pague Menos”). For more details, see note 3.c.1.
27

Ultrapar Participações S.A. and Subsidiaries

Notes to the Parent’s Separate and Consolidated Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

(4)	Subsidiary created in January 2020 to provide valuation, business management and financial advisory services to UVC - Fundo de investimento em participações multiestratégia investimento no exterior (“UVC – Fundo de investimento”). In September 2020 the Company’s name was changed to UVC Investimentos Ltda (“UVC Investimentos”).
(5)	In May 2020 there was a change in the participation of the capital of the subsidiary Millennium which became a direct subsidiary of the Company.
(6)	On August 16, 2021, the Company announced the signature of agreement for the sale of its interest in Oxiteno S.A. – Indústria e Comércio (“Oxiteno S.A.”) to Indorama Ventures PLC (“Indorama”). For more details, see Note 3.c.3.
(7)	In April 2021 the name of subsidiary Terminal Químico de Aratu S.A – Tequimar was changed to Ultracargo Logística S.A. (“Ultracargo Logística”).
(8)	Fund constituted on January 2020, the UVC has the purpose to invest in promising companies that can leverage or complement the Company's business, besides to supporting the mapping and sharing of startups and new technologies.
(9)	Subsidiary created in July 2020, focused on digital payments and electronic retail, uniting the “abastece aí” app and the “Km de Vantagens” program.

c. Corporate reorganizations

Consistent with what the Company has been informing its shareholders and to the capital markets, the Company is in the process of review its business portfolio, seeking greater complementarity and synergies, with investments focused on existing opportunities in the energy and infrastructure segments in Brazil, in which has strong operational scale and structural competitive advantages, allowing greater efficiency and value generation potential. The management focus and the reduction of the financial leverage are additional benefits of such process for the Company. In the context, the Company announced the signatures of contracts described below:

c.1 Extrafarma share sale and purchase agreement and other agreements

On May 18, 2021 the Company announced the signing of a share purchase agreement for the sale of all shares of Extrafarma to Pague Menos. The total sale price (EV – enterprise value) is R$ 700 million, subject to adjustments due mainly to changes in working capital and Extrafarma's net debt position on the closing date of the transaction.

The payment of the transaction will be in three installments: 50% on the closing date and 25% on each the first and the second anniversary of the closing date. A guarantee will be provided by a shareholder of the Pague Menos for the last two installments. The completion of this transaction is subject to usual conditions precedent in such deals, including approval by the Brazilian antitrust authority and by the general shareholders’ meeting of Pague Menos, pursuant to the terms of article 256 of the Brazilian Corporate Law, which was already held by the purchasing company. Furthermore, preemptive rights were granted to Company's shareholders who wished to acquire Extrafarma's shares, proportionally to their respective participation in the Company's share capital and for the same price per share to be paid by Pague Menos, pursuant to article 253 of the Brazilian Corporate Law. The shareholders of the Company that exercised such right will become direct shareholders of Extrafarma after closing of the transaction. The company realized a general shareholders’ meeting on June 25, 2021 in which was formalized the offering of the aforementioned preemptive rights, detailing the procedures for its exercise, as applicable. The exercise period ended on July 29, 2021 and the total exercised was less than 1% of the Company's capital.

Extrafarma and Pague Menos will maintain their regular course of business, on an independent manner, until the closing date of the transaction. The transaction will be highly probable, for purposes of classification as "assets and liabilities held for sale", after the approvals by the Brazilian competition authorities, moment in which uncertainties will be eliminated for the corporate reorganization and separation of assets and liabilities that will be sold.

28

Ultrapar Participações S.A. and Subsidiaries

Notes to the Parent’s Separate and Consolidated Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

On September 30, 2021, the Company realized the update of the calculation of impairment test of assets taking into account the amount of transaction and recognized a reduction in the amount of the subsidiary's assets in the amount of R$ 306,758 (R$ 308,668 on June 30, 2021), net of the effects of deferred income and social contribution taxes, as allocated below:

	Note	Amount
Goodwill	15	68,273
Intangibles assets arising from business combination	15	76,571
Property, plant, and equipment	14	62,442
Right-of-use assets	13	11,980
Taxes to recover	7.a.1	175,409
Impairment		394,675
Deferred income and social contribution taxes	9.a, b and d	(87,917)
Net reduction		306,758

c.2 ConectCar share sale and purchase agreement

On June 25, 2021 the Company announced the signature of an agreement for the sale of its equity interest in ConectCar Soluções de Mobilidade Eletrônica S.A. (“ConectCar”), through its subsidiary Ipiranga Produtos de Petróleo S.A. (“IPP”), to Porto Seguro S.A., through its subsidiary Portoseg S.A. – Crédito, Financiamento e Investimento.

ConectCar was created in 2012 and operates in the electronic toll and parking payment segment. On September 30, 2021 it was currently controlled by IPP and Redecard S.A., that belongs to Itaú Unibanco Holding S.A., both with equal share capital of 50%. In addition to contributing to a more complementary and synergistic business portfolio, with additional benefits of greater management focus and Company profitability,  the sale of ConectCar contributes to the concentration of efforts and investments in Abastece Aí, company fully controlled by the Company that combines the abastece aí app and the Km de Vantagens loyalty program in a payment and digital relationship platform focused on the driver's ecosystem.

The sale price of the 50% interest in subsidiary IPP is R$165 million, subject to adjustments mainly for working capital variations and ConectCar's net debt position on the closing date of the transaction. On October 1, 2021, the Company, announced the completion of the sale of its interest in ConectCar through the subsidiary IPP. For more information, see Note 35.

ConectCar's interim financial information are presented in Note 12.b, with said investment being classified as “available for sale”.

29

Ultrapar Participações S.A. and Subsidiaries

Notes to the Parent’s Separate and Consolidated Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

c.3 Oxiteno S.A. share purchase and sale agreement

On August 16, 2021, the Company announced the signature of an agreement for the sale of its interest in Oxiteno S.A. to Indorama group. The total sale value (EV – enterprise value) was US$ 1,300 million, of which US$ 1,150 million will be paid at the closing of the transaction, subject to usual adjustments, such as changes in working capital and net debt position, and US$ 150 million will be paid on the second anniversary after closing.

Oxiteno S.A. is controlled by the Company, which holds 100% interest. The sale of Oxiteno S.A. is aligned with the portfolio review that Ultrapar has been informing its shareholders and the capital market.

According to the Notice to Shareholders issued on September 30, 2021 by the Company, Ultrapar’s shareholders will have a period of 30 (thirty) days (from October 5, 2021 inclusive, to November 3, 2021, inclusive) to exercise their Rights of First Refusal to acquire shares of Oxiteno S.A. The effective receipt of shares issued and sold object of the exercise of Rights of First Refusal is subject to the conclusion of the transaction and will be realized on a date to be timely disclosed by the Company through a Notice to Shareholders. Oxiteno is a privately-held company and does not have marketable securities in the securities market (stock exchange or over-the-counter market). As a result, Oxiteno's shares have limited liquidity, and shall remain as such upon completion of the transaction.

Oxiteno S.A. will maintain its regular and independent course of business until the closing of the transaction. The transaction is subject to prior approval by the competition authorities of Brazil, the United States, Mexico and Colombia, in addition to the fulfillment of other conditions precedent to the business, as set out in the sales contract. On September 28, 2021, the transaction was approved by the Superintendencia de Industria y Comercio of Colombia and, on October 15, 2021, by the Federal Trade Commission – USA ("FTC"), both without restrictions. Approvals by the Comisión Federal de Competencia Económica do México (“COFECE”) and the Administrative Council for Economic Defense (“CADE”) remain pending.

The transaction will be highly probable for purposes of classification as "assets and liabilities held for sale" only after obtaining the pending approvals from the Brazilian and Mexican competition authorities, starting after said approvals the effective corporate reorganization and separation of assets and liabilities to be sold.

30

Ultrapar Participações S.A. and Subsidiaries

Notes to the Parent’s Separate and Consolidated Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

4. Cash and cash equivalents, financial investments and hedge derivative financial instruments

Cash equivalents and financial investments, excluding cash and bank deposits, are substantially represented by investments: (i) in Brazil, in certificates of deposit of financial institutions linked to interest rate of the Interbank Deposits Interest Rate (“DI”), in repurchase agreement, financial bills, and in short term investments funds, whose portfolio comprised of Brazilian Federal Government bonds and in certificates of deposit of financial institutions; (ii) outside Brazil, in certificates of deposit of financial institutions and in short term investments funds, whose portfolio comprised of Federal Government bonds; and (iii) in currency and interest rate hedging instruments.

The financial assets were classified in Note 33.j, based on business model of financial assets of the Company and its subsidiaries.

Cash, cash equivalents and financial investments (consolidated) amounted to R$ 6,588,435 as of September 30, 2021 (R$ 8,672,160 as of December 31, 2020) are as follows:

a. Cash and cash equivalents

Cash and cash equivalents of the Company and its subsidiaries are presented as follows:

	Parent		Consolidated
	09/30/2021	12/31/2020	09/30/2021	12/31/2020
Cash and bank deposits
In local currency	4,697	9,419	230,305	285,306
In foreign currency	-	-	125,280	119,775
Financial investments considered cash equivalents
In local currency
Fixed-income securities	-	939,230	2,406,122	2,241,852
In foreign currency
Fixed-income securities	-	-	64,593	14,561
Total cash and cash equivalents	4,697	948,649	2,826,300	2,661,494

31

Ultrapar Participações S.A. and Subsidiaries

Notes to the Parent’s Separate and Consolidated Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

b. Financial investments and currency and interest rate hedging instruments

The financial investments which are not classified as cash and cash equivalents are presented as follows:

	Parent		Consolidated
	09/30/2021	12/31/2020	09/30/2021	12/31/2020
Financial investments
In local currency
Fixed-income securities and funds	139,363	88,100	1,261,537	3,749,852
In foreign currency
Fixed-income securities and funds	-	-	1,531,383	1,278,940
Currency and interest rate hedging instruments (a)	-	-	969,215	981,874
Total financial investments	139,363	88,100	3,762,135	6,010,666
Current	139,363	88,100	2,914,869	5,033,258
Non-current	-	-	847,266	977,408

(a)	Accumulated gains, net of income tax (see Note 33.i).

5. Trade receivables and reseller financing (Consolidated)

a. Trade receivables

The composition of trade receivables is as follows:

	09/30/2021	12/31/2020
Domestic customers	4,068,887	3,443,641
Domestic customers – related parties (see Note 8.a.2)	238	151
Foreign customers	476,828	326,442
Foreign customers – related parties (see Note 8.a.2)	2,853	2,984
(-) Expected losses on doubtful accounts	(364,325)	(382,096)
	4,184,481	3,391,122
Current	4,118,972	3,318,927
Non-current	65,509	72,195

32

Ultrapar Participações S.A. and Subsidiaries

Notes to the Parent’s Separate and Consolidated Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

The breakdown of trade receivables, gross of expected losses on doubtful accounts, is as follows:

			Past due
	Total	Current	less than 30 days	31-60 days	61-90 days	91-180 days	more than 180 days
09/30/2021	4,548,806	3,793,510	123,552	34,125	25,589	29,643	542,387
12/31/2020	3,773,218	2,963,163	124,606	27,970	21,389	47,169	588,921

The breakdown of expected losses on doubtful accounts, is as follows:

			Past due
	Total	Current	less than 30 days	31-60 days	61-90 days	91-180 days	more than 180 days
09/30/2021	364,325	17,418	1,122	2,730	2,563	10,923	329,569
12/31/2020	382,096	21,219	2,154	1,751	2,233	13,378	341,361

Movements in the allowance for expected losses on doubtful accounts are as follows:

Balance as of December 31, 2020	382,096
Additions	111,890
Reversals	(120,216)
Write-offs	(9,445)
Balance as of September 30, 2021	364,325

For more information about the allowance for expected losses on doubtful accounts see Note 33.d.3.

33

Ultrapar Participações S.A. and Subsidiaries

Notes to the Parent’s Separate and Consolidated Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

b. Reseller financing

The composition of reseller financing is as follows:

	09/30/2021	12/31/2020
Reseller financing – Ipiranga	1,126,576	1,165,395
(-) Expected losses on doubtful accounts	(205,228)	(197,011)
	921,348	968,384
Current	505,419	549,129
Non-current	415,929	419,255

The breakdown of reseller financing, gross of expected losses on doubtful accounts, is as follows:

			Past due
	Total	Current	less than 30 days	31-60 days	61-90 days	91-180 days	more than 180 days
09/30/2021	1,126,576	735,874	6,826	15,211	6,037	27,399	335,229
12/31/2020	1,165,395	787,904	10,230	15,237	21,200	28,989	301,835

The breakdown of expected losses on doubtful accounts, is as follows:

			Past due
	Total	Current	less than 30 days	31-60 days	61-90 days	91-180 days	more than 180 days
09/30/2021	205,228	16,147	988	4,854	967	12,182	170,090
12/31/2020	197,011	22,872	785	1,812	2,397	14,684	154,461

Movements in the allowance for expected losses on doubtful accounts are as follows:

Balance as of December 31, 2020	197,011
Additions	63,586
Reversals	(53,187)
Write-offs	(2,182)
Balance as of September 30, 2021	205,228

For more information about the allowance for expected losses on doubtful accounts see Note 33.d.3.

34

Ultrapar Participações S.A. and Subsidiaries

Notes to the Parent’s Separate and Consolidated Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

6. Inventories (Consolidated)

 The composition of inventories is as follows:

	09/30/2021			12/31/2020
	Cost	Provision for losses	Net balance	Cost	Provision for losses	Net balance
Fuels, lubricants and greases	2,789,441	(3,999)	2,785,442	1,682,841	(5,344)	1,677,497
Finished goods	872,407	(17,641)	854,766	646,180	(22,281)	623,899
Work in process	1,901	-	1,901	1,450	-	1,450
Raw materials	798,294	(1,891)	796,403	568,185	(1,827)	566,358
Liquefied petroleum gas (LPG)	137,876	(5,761)	132,115	110,767	(5,761)	105,006
Consumable materials and other items for resale	163,305	(3,586)	159,719	129,559	(2,598)	126,961
Pharmaceutical, hygiene, and beauty products	525,999	(2,073)	523,926	521,689	(2,611)	519,078
Purchase for future delivery (1)	294,905	(463)	294,442	198,986	(464)	198,522
Properties for resale	25,617	(107)	25,510	27,532	(107)	27,425
	5,609,745	(35,521)	5,574,224	3,887,189	(40,993)	3,846,196

(1)	Refers substantially to ethanol, biodiesel and advances for fuel acquisition.

Movements in the provision for losses are as follows:

Balance as of December 31, 2020	40,993
Reversal to net realizable value adjustment	(465)
Reversal of obsolescence and other losses	(5,007)
Balance as of September 30, 2021	35,521

The breakdown of provisions for losses related to inventories is shown in the table below:

	09/30/2021	12/31/2020
Net realizable value adjustment	17,023	17,488
Obsolescence and other losses	18,498	23,505
Total	35,521	40,993

35

Ultrapar Participações S.A. and Subsidiaries

Notes to the Parent’s Separate and Consolidated Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

7. Taxes to recover

a. Recoverable taxes (Consolidated)

Recoverable taxes are substantially represented by credits of Tax on Goods and Services (“ICMS”, the Brazilian VAT), Contribution for Social Security Financing (“COFINS”) and Social Integration Program (“PIS”).

	09/30/2021	12/31/2020
ICMS (a.1)	1,188,058	1,129,325
PIS and COFINS (a.2) (a.3)	1,397,638	1,297,029
Value-added tax (IVA) of foreign subsidiaries	28,727	35,600
Others	43,088	57,704
Total	2,657,511	2,519,658
Current	1,176,707	1,044,850
Non-current	1,480,804	1,474,808

a.1 The recoverable ICMS net of provision for losses is substantially related to the following subsidiaries and operations:

(i)	The subsidiaries Oxiteno S.A., Empresa Carioca de Produtos Químicos S.A. (“EMCA”) and Oleoquímica Indústria e Comércio de Produtos Químicos Ltda. (“Oleoquímica”) accumulated credits in the amount of R$ 292,151 (R$ 195,037 as of December 31, 2020) once predominantly carried out export operations, interstate outflow or deferred ICMS of products purchased within the State of Bahia;

(ii)	The subsidiaries IPP, Bahiana Distribuidora de Gás Ltda. (“Bahiana”), Cia. Ultragaz, AMPM and Iconic Lubrificantes S.A. (“Iconic”) have credits in the amount of R$ 873,127 (R$ 754,882 as of December 31, 2020) recognized, mainly, of the following nature: a) transactions of inputs and outputs of products subject to taxation of the own ICMS; b) interstate outflows of oil-related products, whose ICMS was prepaid by the supplier (Petróleo Brasileiro S.A. (“Petrobras”)), in the case of the subsidiaries IPP, Bahiana and Cia. Ultragaz and c) credits for refunds of the ICMS-ST (tax substitution) overpaid when the estimated calculation base is used higher than the actual operation practiced by the subsidiary IPP;

(iii)	The subsidiary Extrafarma has ICMS credits and ICMS-ST (tax substitution) advances in the amount of R$ 198,189 (R$ 179,405 as of December 31, 2020), reduced to R$ 22,780 due to the partial allocation of the provision for impairment of assets on the inflow and outflow of operations carried out by its distribution centers, mostly in the North and Northeast, as well as refunds of the ICMS-ST portion overpaid when the estimated calculation base is used higher than the actual operation.

The amounts of recoverable ICMS are realized by the taxed operations itself, being a revolving credit, which means that the credits are monthly offset with the tax payable on sales and new credits are generated by the acquisition of inputs, as well as by the State's refund on tax substitution operations. Management estimates the realization of the credits classified in non-current assets within an average term of up to 10 years.

36

Ultrapar Participações S.A. and Subsidiaries

Notes to the Parent’s Separate and Consolidated Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

The estimated recovery of ICMS assets is stated as follows:

Up to 1 year	545,859
From 1 to 2 years	362,892
From 2 to 3 years	213,362
From 3 to 5 years	65,945
Total of recoverable ICMS, net of provision	1,188,058

The provision for ICMS losses, in the amount of R$ 233,636 (R$ 52,338 as of December 31, 2020), relates to tax credits of the subsidiaries whose amounts are not included within the term determined by its policy and by the allocation of the provision for impairment of assets in the amount of R$ 175,409 of the subsidiary Extrafarma (see note 3.c.1).

a.2 The balance of PIS and COFINS includes credits recorded under Laws 10,637/2002 and 10,833/2003 in the amount of R$ 645,594 (R$ 651,051 as of December 31, 2020), whose consumption will occur through the offset of debts administered by the Brazilian Federal Revenue Service (“RFB”) in an estimated term of up to 2 years by management. The subsidiaries IPP, Extrafarma, Tropical Transportes Ipiranga Ltda (“Tropical”), EMCA, Oleoquímica and Oxiteno S.A. have credits in the amount of R$ 752,044 (R$ 645,978 as of December 31, 2020) resulting from a favorable decision on the exclusion of ICMS from the calculation basis of PIS and COFINS (see item a.3 below). The management estimates the realization of these credits within up to 5 years.

The credit balance of PIS and COFINS is realized through the settlement of own debts in subsequent months or with other debts managed by the Receita Federal and social security for cases that the law allows.

The estimated recovery of PIS and COFINS credits is stated as follows:

Up to 1 year	559,033
From 1 to 2 years	629,716
From 2 to 3 years	193,320
From 3 to 5 years	15,569
Total of recoverable PIS and COFINS	1,397,638

a.3 On March 15, 2017, due to general repercussions, the STF decided that ICMS does not compose the basis for calculating PIS and COFINS. After filing the Union's Embargoes for Clarification, the STF definitively ruled about the thesis on May 13, 2021, reaffirming the exclusion of the highlighted ICMS from the PIS and COFINS calculation basis and modulating the effects of the decision for the lawsuits filed after March 15, 2017. Certain subsidiaries have credits originated from favorable decisions on the exclusion of ICMS from the PIS and COFINS calculation base, having been the respective subsidies to prove the amounts to be refunded properly confirmed by management and recorded in results, up to the present period of 2021, the amount of R$ 1,051,714, of which R$ 579,961 of principal and R$ 471,752 of monetary variation (R$ 746,962, of which R$ 409,019 of principal and R$ 337,943 of monetary variation up to 2020).

37

Ultrapar Participações S.A. and Subsidiaries

Notes to the Parent’s Separate and Consolidated Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

b. Recoverable income tax and social contribution taxes

Relates to IRPJ and CSLL to be recovered by the Company and its subsidiaries, arising from the tax advances of previous years, as well as referring to lawsuits the non-incidence of IRPJ and CSLL on the monetary variation (SELIC) in the repetition of undue payments (see note 9.e), with management estimating the realization of these credits within up to 5 years.

	Parent		Consolidated
	09/30/2021	12/31/2020	09/30/2021	12/31/2020
IRPJ and CSLL	78,169	87,359	698,404	627,285
Current	58,375	47,913	364,007	366,080
Non-current	19,794	39,446	334,397	261,205

8. Related parties

a. Related parties

The balances and transactions of the Company and its related parties are disclosed below:

a.1 Parent

	Assets		Liabilities
	Debentures	Other receivables	Related parties	Other payables	Financial income
Ipiranga Produtos de Petróleo S.A.	400,000 (2)	86,172	-	249	13,470 (2)
Cia Ultragaz S.A.	-	8,165	-	6,799	-
Imifarma Produtos Farmacêuticos e Cosméticos S.A.	-	9,850	4,636	365	-
Oxiteno S.A. Indústria e Comércio	-	6,707	-	548	-
Ultracargo Logística S.A.	-	2,608	-	-	-
Eaí Clube Automobilista S.A.	-	167	-	-	-
UVC Investimentos Ltda	-	12	-	-	-
am/pm Comestíveis Ltda.	-	81	-	-	-
Iconic Lubrificantes S/A	-	13	-	-	-
SERMA - Ass. dos usuários equip. proc. de dados	-	-	-	524	-
Others	-	11	-	23	-
Total as of September 30, 2021	400,000	113,786	4,636	8,508	13,470

38

Ultrapar Participações S.A. and Subsidiaries

Notes to the Parent’s Separate and Consolidated Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

	Assets		Liabilities
	Debentures	Other receivables	Related parties	Other payables	Financial income
Ipiranga Produtos de Petróleo S.A.	753,459 (1)	15,545	-	-	19,742 (1)
Cia Ultragaz S.A.	-	10,147	-	8,469	-
SERMA - Ass. dos usuários equip. proc. de dados	-	9,635	-	-	-
Imifarma Produtos Farmacêuticos e Cosméticos S.A.	-	3,785	5,272	142	-
Oxiteno S.A. Indústria e Comércio	-	4,476	-	548	-
Centro de Conveniências Millennium Ltda.	-	3,700	-	-	-
Ultracargo Logística S.A.	-	1,695	-	277	-
Bahiana Distribuidora de Gás Ltda.	-	831	-	-	-
UVC Investimentos Ltda	-	69	-	-	-
Eaí Clube Automobilista S.A.	-	-	-	35	-
am/pm Comestíveis Ltda.	-	13	-	-	-
Total as of December 31, 2020	753,459	49,896	5,272	9,471
Total as of September 30, 2020					19,742

(1)	In March 2016 the subsidiary IPP made its second private offering in one single series of 75 debentures at face value of R$ 10,000,000.00 (ten million Brazilian Reais) each, nonconvertible into shares and unsecured, with maturity on March 31, 2021 and semiannual interest linked to DI being subscribed the total by the Company. The debentures were paid off on the maturity date.
(2)	In March 2021 the subsidiary IPP made its ninth private offering in one single series of 400,000 debentures at face value of R$ 1,000.00 (one thousand Brazilian Reais) each, nonconvertible into shares and unsecured, with maturity on March 31, 2024 and semiannual interest linked to DI being subscribed the total by the Company.

39

Ultrapar Participações S.A. and Subsidiaries

Notes to the Parent’s Separate and Consolidated Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

a.2 Consolidated

Balances and transactions between the Company and its subsidiaries and between subsidiaries have been eliminated in consolidation and are not disclosed in this note. The balances and transactions between the Company and its subsidiaries with other related parties are disclosed below:

	Loans
	Assets	Liabilities
Química da Bahia Indústria e Comércio S.A. (1)	-	2,875
Routeasy Serviços de Assessoria Logística Ltda. (2) (*)	4,464	-
HS Intermediação de Compras Coletivas e Tecnologia Ltda. (3) (*)	5,000	-
Voltz Co Ltd (4) (*)	5,138	-
ConectCar Soluções de Mobilidade Eletrônica S.A. (5)	9,321	-
Others (1)	490	683
Total as of September 30, 2021	24,413	3,558

	Loans
	Assets	Liabilities
Química da Bahia Indústria e Comércio S.A. (1)	-	2,875
Routeasy Serviços de Assessoria Logística Ltda. (2)	2,334	-
Others (1)	490	836
Total as of December 31, 2020	2,824	3,711

(1)	Loans contracted have indefinite terms and do not contain remuneration clauses.
(2)	The loan contracted has a term of 36 months, can be extended by mutual agreement between the parties, being remunerated by the DI plus 3% p.a.
(3)	The loan contracted has a term of 24 months, can be extended by mutual agreement between the parties and does not contain remuneration clauses.
(4)	The loan contracted was made in foreign currency (dollar), has a term of 36 months, and can be extended by mutual agreement between the parties, being remunerated by the DI plus 3% p.a.
(5)	The loan contracted has a term of 36 months, can be extended by mutual agreement between the parties and does not contain remuneration clauses. The other shareholder of ConectCar lent the same amount, under the same conditions. Said amount was settled on October 1, 2021, as a result of the completion of the purchase and sale transaction of the subsidiary IPP interest in ConectCar (see note 3.c.2).
(*)	Reflect negotiated conditions for investment in startups.

40

Ultrapar Participações S.A. and Subsidiaries

Notes to the Parent’s Separate and Consolidated Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

	Commercial transactions
	Receivables (1)	Right-of-use assets	Payables (1)	Leases payable	Sales and services	Purchases	Expenses
Oxicap Indústria de Gases Ltda.	-	-	1,501	-	1,080	12,904	-
Refinaria de Petróleo Riograndense S.A.	-	-	178,652	-	-	513,382	-
ConectCar Soluções de Mobilidade Eletrônica S.A.	181	-	139	-	1,469	112	-
LA’7 Participações e Empreend. Imob. Ltda. (a)	-	10,460	-	10,146	-	-	1,661
União Vopak Armazéns Gerais Ltda.	57	-	-	-	52	-	-
Chevron (Thailand) Limited	212	-	-	-	462	1,072	-
Chevron Lubricants Lanka PLC	-	-	-	-	164	-	-
Chevron Lubricants Oils S.A.	-	-	-	-	415	-	-
Chevron Marine Products	2,249	-	-	-	9,581	-	-
Chevron Oronite Brasil LTDA.	-	-	35,805	-	302	113,081	-
Chevron Products Company	-	-	126,527	-	-	550,367	-
Chevron Belgium NV	-	-	1,518	-	-	6,353	-
Chevron Petroleum CO Colombia	392	-	-	-	392	-	-
Total as of September 30, 2021	3,091	10,460	344,142	10,146	13,917	1,197,271	1,661

41

Ultrapar Participações S.A. and Subsidiaries

Notes to the Parent’s Separate and Consolidated Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

	Commercial transactions
	Receivables (1)	Right-of-use assets	Payables (1)	Leases payable	Sales and services	Purchases	Expenses
Oxicap Indústria de Gases Ltda.	-	-	1,772	-	45	14,246	-
Refinaria de Petróleo Riograndense S.A.	-	-	65,215	-	-	227,455	-
ConectCar Soluções de Mobilidade Eletrônica S.A.	151	-	104	-	2,283	118	-
LA’7 Participações e Empreend. Imob. Ltda. (a)	-	8,635	-	8,044	-	-	1,206
Chevron (Thailand) Limited	166	-	6	-	-	527	-
Chevron Brasil Oleos Basicos LTDA	-	-	6	-	-	-	-
Chevron Latin America Marketing LLC	118	-	-	-	-	-	-
Chevron Lubricants Lanka PLC	3	-	-	-	-	-	-
Chevron Lubricants Oils S.A.	823	-	-	-	-	-	-
Chevron Marine Products	1,873	-	-	-	-	-	-
Chevron Oronite Brasil LTDA.	-	-	37,482	-	-	83,219	-
Chevron Products Company	-	-	87,754	-	-	185,738	-
Chevron Belgium NV	-	-	785	-	-	5,938	-
Chevron Petroleum CO Colombia	1	-	-	-	-	-	-
Total as of December 31, 2020	3,135	8,635	193,124	8,044
Total as of September 30, 2020					2,328	517,241	1,206

(1)	Included in “domestic trade receivables”, “domestic trade payables” and “domestic trade payables – reverse factoring”, respectively.
(a)	Refers to rental contracts of 15 drugstores owned by LA’7 as of September 30, 2021 and December 31, 2020, a company of the former shareholders of Extrafarma that are current shareholders of Ultrapar.

Purchase and sale transactions relate substantially to the purchase of raw materials, feedstock, transportation, and storage services based on similar market prices and terms with customers and suppliers with comparable operational performance. The operations of ConectCar refer to services provided. In the opinion of the Company and its subsidiaries’ management, transactions with related parties are not subject to credit risk, therefore, no provision for expected losses on accounts receivable or guarantees are recorded. Guarantees provided by the Company in loans of subsidiaries and affiliates are mentioned in Note 16.i.

42

Ultrapar Participações S.A. and Subsidiaries

Notes to the Parent’s Separate and Consolidated Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

 b. Key executives (Consolidated)

The Company’s compensation strategy combines short and long-term elements, following the principles of alignment of interests and of maintaining a competitive compensation, and is aimed at retaining key officers and remunerating them adequately according to their attributed responsibilities and the value created to the Company and its shareholders.

Short-term compensation is comprised of: (a) fixed monthly compensation paid with the objective of rewarding the executive’s experience, responsibility, and his/her position’s complexity, and includes salary and benefits such as medical coverage, check-up, life insurance, and others; (b) variable compensation paid annually with the objective of aligning the executive’s and the Company’s objectives, which is linked to: (i) the business performance measured through its economic value creation and (ii) the fulfillment of individual annual goals that are based on the strategic plan and are focused on expansion and operational excellence projects, people development and market positioning, among others. More details about the Deferred Stock Plan are contained in Note 8.c and about post-employment benefits in Note 20.b.

The expenses for compensation of its key executives (Company’s directors and executive officers) as shown below:

	09/30/2021	09/30/2020
Short-term compensation	33,201	34,470
Stock compensation	10,839	1,714
Post-employment benefits	2,002	2,029
Total	46,042	38,213

c. Deferred stock plan (Consolidated)

Since 2003 Ultrapar has adopted a stock plan in which the executive has the usufruct of shares held in treasury until the transfer of the full ownership of the shares to those eligible members of management after five to seven years from the initial concession of the rights subject to uninterrupted employment of the participant during the period. The volume of shares and the executives eligible are determined by the Board of Directors, and there is no mandatory annual grant. The total number of shares to be used in the plan is subject to the number of shares in treasury. Ultrapar’s Board of Directors members are not eligible to participate in the stock plan. The fair value of the awards was determined on the grant date based on the market value of the shares on the B3, the Brazilian Securities, Commodities and Futures Exchange and the amounts are amortized between five to seven years from the grant date.

43

Ultrapar Participações S.A. and Subsidiaries

Notes to the Parent’s Separate and Consolidated Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

The table below summarizes shares granted to the Company and its subsidiaries’ management:

Grant date	Balance of number of shares granted	Vesting period	Market price of shares on the grant date (in R$ per share)	Total grant costs, including taxes	Accumulated recognized grant costs	Accumulated unrecognized grant costs
March 4, 2016	253,330	2022 to 2023	32.72	17,147	(15,594)	1,553
December 10, 2014	266,660	2021	25.32	28,405	(27,724)	681
	519,990			45,552	(43,318)	2,234

For the nine-month period ended September 30, 2021 the amortization in the amount of R$ 2,564 (R$ 963 for the nine-month period ended September 30, 2020) was recognized as a general and administrative expense.

The table below summarizes the changes of number of shares granted:

Balance on December 31, 2020	702,260
Shares vested and transferred	(182,270)
Balance on September 30, 2021	519,990

In addition, on April 19, 2017, the Ordinary and Extraordinary General Shareholders’ Meeting (“OEGM”) of approved a new incentive plan based on shares (”Plan”), which establishes the general terms and conditions for the concession of common shares issued by the Company and held in treasury, that may or may not involve the granting of usufruct of part of these shares for later transfer of the ownership of the shares, in periods of three to six years, to directors or employees of the Company or its subsidiaries.

As a result of the Plan, common shares representing at most 1% of the Company's share capital may be delivered to the participants, which corresponds, at the date of approval of this Plan, to 11,128,102 common shares.

44

Ultrapar Participações S.A. and Subsidiaries

Notes to the Parent’s Separate and Consolidated Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

The table below summarizes the restricted and performance stock programs:

Program	Grant date	Balance of number of shares granted	Vesting period	Market price of shares on the grant date (in R$ per share)	Total grant costs, including taxes	Accumulated recognized grant costs	Accumulated unrecognized grant costs
Restricted	October 1, 2017	240,000	2023	38.19	12,642	(8,428)	4,214
Restricted and performance	November 8, 2017	15,778	2021 to 2022	38.19	1,759	(1,636)	123
Restricted and performance	April 4, 2018	74,602	2022 to 2023	34.35	6,313	(5,287)	1,026
Restricted	September 19, 2018	80,000	2024	19.58	1,020	(1,020)	-
Restricted	September 24, 2018	80,000	2024	18.40	3,171	(1,075)	2,096
Restricted and performance	April 3, 2019	391,560	2022 to 2024	23.25	16,417	(10,187)	6,230
Restricted	September 2, 2019	440,000	2025	16.42	9,965	(3,460)	6,505
Restricted and performance	April 1, 2020	754,896	2023 to 2025	12.53	17,640	(6,923)	10,717
Restricted	September 16, 2020	700,000	2026	23.03	22,236	(4,015)	18,221
Restricted and performance	April 7, 2021	1,386,504	2024	20.85	54,446	(9,074)	45,372
Restricted	September 22, 2021	1,000,000	2027	14.17	19,545	(271)	19,274
		5,163,340			165,154	(51,376)	113,778

For the nine-month period ended September 30, 2021, a general and administrative expense in the amount of R$ 19,196 was recognized in relation to the Plan (R$ 8,362 for the nine-month period ended September 30, 2020).

Balance on December 31, 2020	2,910,162
Shares granted on April 7, 2021	1,386,504
Shares granted on September 22, 2021	1,000,000
Performance shares (i)	(133,326)
Balance on September 30, 2021	5,163,340

(i)	Refers to the reversal of the provision constituted in view of the significant probability that performance indicators will not be achieved.

45

Ultrapar Participações S.A. and Subsidiaries

Notes to the Parent’s Separate and Consolidated Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

9. Income and social contribution taxes

a. Deferred income (IRPJ) and social contribution taxes (CSLL)

The Company and its subsidiaries recognize deferred tax assets and liabilities, which are not subject to the statute of limitations, mainly resulting from provision for differences between cash and accrual basis, tax loss carryforwards, negative tax bases and provisions for tax, civil, and labor risks. Deferred tax assets are sustained by the continued profitability of their operations. Deferred IRPJ and CSLL are recognized under the following main categories:

	Parent		Consolidated
	09/30/2021	12/31/2020	09/30/2021	12/31/2020
Assets - deferred income and social contribution taxes on:
Provision for impairment of assets	-	-	196,847	75,231
Provisions for tax, civil, and labor risks	-	-	138,671	138,516
Provision for post-employment benefits	1,259	1,078	98,791	96,108
Provision for differences between cash and accrual basis (i)	-	-	783,497	606,054
Goodwill	-	-	4,903	5,161
Business combination – tax basis vs. accounting basis of goodwill	95	-	18,623	75,515
Provision for asset retirement obligation	-	-	16,458	15,728
Provision for suppliers	5,825	4,284	77,108	49,501
Provision for profit sharing and bonus	6,935	9,445	56,234	56,873
Leases payable	1,218	976	92,822	41,932
Change in fair value of subscription warrants	11,787	22,833	11,787	22,833
Provision for deferred revenue	-	-	14,058	25,770
Other provisions	-	95	21,892	14,917
Tax losses and negative basis for social contribution carryforwards (9.d)	38,569	26,730	423,604	363,862
Total	65,688	65,441	1,955,295	1,588,001
Offset liability balance of deferred IRPJ and CSLL	(6,057)	(448)	(709,768)	(613,290)
Net balance of deferred taxes assets	59,631	64,993	1,245,527	974,711

Liabilities - deferred income and social contribution taxes on:
Revaluation of PP&E	-	-	1,710	1,776
Leases payable	-	-	29,194	1,895
Provision for differences between cash and accrual basis (i)	-	448	573,456	402,780
Provision for goodwill	-	-	28,676	92,242
Business combination – fair value of assets	-	-	68,933	111,832
Temporary differences of foreign subsidiaries	5,977	-	9,033	-
Provision for deferred revenue	-	-	7,338	12,196
Other provisions	80	-	5,583	3,301
Total	6,057	448	723,923	626,022
Offset asset balance of deferred IRPJ and CSLL	(6,057)	(448)	(709,768)	(613,290)
Net balance of deferred taxes liabilities	-	-	14,155	12,732

(i)	Refers, mainly, to the income tax on the exchange variation of the derivate hedging instruments.

46

Ultrapar Participações S.A. and Subsidiaries

Notes to the Parent’s Separate and Consolidated Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

Changes in the net balance of deferred IRPJ and CSLL are as follows:

	Parent		Consolidated
	09/30/2021	09/30/2020	09/30/2021	09/30/2020
Initial balance	64,993	41,613	961,979	646,163
Deferred IRPJ and CSLL recognized in income of the period	(5,362)	8,953	269,787	46,804
Deferred IRPJ and CSLL recognized in other comprehensive income	-	-	1,098	305,204
Others	-	-	(1,492)	17,896
Final balance	59,631	50,566	1,231,372	1,016,067

In order to evaluate the realization of deferred tax assets, the taxable income projections from business plans of each segment of the Company which indicates trends and perspectives, demand effects, competition and other economic factors, and that represent the management’s best estimate about the economic conditions existing during the period of realization of the deferred tax asset were taken into account.

The main key assumptions used to calculate the realization of deferred tax assets are: growth in Gross Domestic Product (“GDP”), exchange rate, basic interest rate (SELIC) and DI, inflation rate, commodity price index, among others. The balance of Company and its subsidiaries of R$ 1,955,295 and parent of R$ 65,688 was supported by the technical study on taxable profit projections for the realization of deferred tax assets.

47

Ultrapar Participações S.A. and Subsidiaries

Notes to the Parent’s Separate and Consolidated Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

b. Reconciliation of income and social contribution taxes

IRPJ and CSLL are reconciled to the statutory tax rates as follows:

	Parent		Consolidated
	09/30/2021	09/30/2020	09/30/2021	09/30/2020
Income before taxes	475,648	458,575	541,328	852,873
Statutory tax rates – %	34	34	34	34
Income and social contribution taxes at the statutory tax rates	(161,720)	(155,916)	(184,052)	(289,977)
Adjustments to the statutory income and social contribution taxes:
Nondeductible expenses (i)	(14,965)	(6,657)	(56,941)	(25,991)
Nontaxable revenues (ii)	-	-	31,757	22,398
Monetary variation (SELIC) on repetition of tax undue payments (iii)	-	-	195,907	-
Adjustment to estimated income (iv)	-	-	3,314	6,908
Unrecorded deferred income and social contribution taxes carryforwards deferred (v)	-	-	(119,714)	(119,686)
Share of profit (loss) of subsidiaries, joint ventures and associates	171,323	171,347	(7,488)	(10,375)
Write-offs of deferred IRPJ and CSLL on impairment of tax goodwill	-	-	26,046	-
Other adjustments	-	9	(2,975)	3,415
Income and social contribution taxes before tax incentives	(5,362)	8,783	(114,146)	(413,308)
Tax incentives - SUDENE	-	-	66,262	56,630
Income and social contribution taxes in the income statement	(5,362)	8,783	(47,884)	(356,678)

Current	-	(170)	(317,671)	(403,482)
Deferred	(5,362)	8,953	269,787	46,804
Effective IRPJ and CSLL rates – %	1.1	(1.9)	8.8	41.8

(i)	Consist of certain expenses that cannot be deducted for tax purposes under applicable tax legislation, such as expenses with fines, donations, gifts, losses of assets, negative effects of foreign subsidiaries and certain provisions.
(ii)	Consist of certain gains and income that are not taxable under applicable tax legislation, such as the reimbursement of taxes and the reversal of certain provisions.
(iii)	Refers to amounts related to non-taxation of IRPJ/CSLL on monetary variation (SELIC) in the repetition of undue tax lawsuits (see note 9.e).
(iv)	Brazilian tax law allows for an alternative method of taxation for companies that generated gross revenues of up to R$ 78 million in their previous fiscal year. Certain subsidiaries of the Company adopted this alternative form of taxation, whereby income and social contribution taxes are calculated on a basis equal to 32% of operating revenues, as opposed to being calculated based on the effective taxable income of these subsidiaries. The adjustment to estimated income represents the difference between the taxation under this alternative method and the income and social contribution taxes that would have been paid based on the effective statutory rate applied to the taxable income of these subsidiaries.
(v)	See Note 9.d.

48

Ultrapar Participações S.A. and Subsidiaries

Notes to the Parent’s Separate and Consolidated Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

c. Tax incentives – SUDENE

For belonging to the sectors of the economy considered priority for the subsidized areas, under the terms of the development program of region operated by the Superintendence for the Development of the Northeast (“SUDENE”), the following subsidiaries, in compliance with the current law have entitled to federal tax benefits providing for IRPJ reduction under:

Subsidiary	Units	Incentive - %	Expiration
Bahiana Distribuidora de Gás Ltda.	Mataripe base	75	2024
	Caucaia base	75	2025
	Juazeiro base	75	2026
	Aracaju base	75	2027
	Suape base	75	2027
Ultracargo Logística S.A.	Suape terminal (1)	75	2030
	Aratu terminal	75	2022
	Itaqui terminal	75	2025
Oleoquímica Indústria e Comércio de Produtos Químicos Ltda. (2)	Camaçari plant	75	2021
Oxiteno S.A. Indústria e Comércio (3)	Camaçari plant	75	2026
Empresa Carioca de Produtos Químicos S.A.	Camaçari plant	75	2026

(1)	On August 18, 2021, SUDENE issued the report recognizing the renewal of the benefit, which was homologated by the SRF on October 5, 2021, with the respective benefit being retroactive to January 2021.
(2)	In view of Oleoquímica's successful historic in complying with the requirements for maintenance and renewal of the incentive, on August 31, 2021, a request for a new claim to grant the benefit for another 10 years, as of 2022, was filed by SUDENE.
(3)	On September 24, 2021, SUDENE issued a report recognizing the request to transfer the benefit to Oxiteno S.A. The request was submitted to Receita Federal and waits homologation.

d. Income and social contribution taxes carryforwards

In September 30, 2021, the Company and some subsidiaries had tax loss carryforwards related to income tax (IRPJ) and negative basis of CSLL, whose compensations are limited to 30% of taxable income in a given tax year, which do not expire.

49

Ultrapar Participações S.A. and Subsidiaries

Notes to the Parent’s Separate and Consolidated Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

The balances which are constituted of deferred taxes related to income tax loss carryforwards and negative basis of social contribution base are as follows:

	09/30/2021	12/31/2020
Oxiteno S.A.	290,434	205,604
Oil Trading	61,254	-
Ultrapar	38,569	27,736
Abastece aí	28,550	7,362
Tequimar Vila do conde	4,643	489
Ultracargo	117	107
Ipiranga Logística	37	-
Ipiranga	-	44,537
Iconic	-	5,691
Extrafarna	-	72,318
UVC Investimentos	-	18
	423,604	363,862

The balances which are not constituted of deferred taxes related to income tax loss carryforwards and negative basis of social contribution base are as follows:

	09/30/2021	12/31/2020
Extrafarma	378,874	294,400
Integra Frotas	11,133	7,802
Millennium	2,639	640
UVC – Fundo de Investimento	2,316	-
	394,962	302,842

In addition, certain foreign subsidiaries have income tax loss carryforwards, as shown below, subject to local compensation rules.

	09/30/2021	12/31/2020	09/30/2021	12/31/2020
	US$	US$	R$	R$
Oxiteno USA	236,375	217,837	1,285,740	1,132,035
Oxiteno Uruguay	2,753	7,943	14,974	41,279
Ultrapar International	2,702	6,261	14,696	32,535
	241,830	232,041	1,315,410	1,205,849

e. Non-incidence of IRPJ/CSLL on the update by Selic of tax undue payments received from the Federal Government

The Company and its subsidiaries have lawsuits claiming the non-incidence of IRPJ and CSLL on monetary variation (SELIC) on tax credits. On September 27, 2021, the Federal Supreme Court judged that the incidence of IRPJ and CSLL on amounts related to monetary variation (SELIC) received by taxpayers in the repetition of tax undue payments is unconstitutional. Some of the Company's subsidiaries recognized R$ 195,907 in the third quarter of 2021 related to this topic.

50

Ultrapar Participações S.A. and Subsidiaries

Notes to the Parent’s Separate and Consolidated Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

10. Prepaid expenses

	Parent		Consolidated
	09/30/2021	12/31/2020	09/30/2021	12/31/2020
Rents	-	-	46,601	30,400
Advertising and publicity	-	-	21,040	17,752
Deferred stock plan, net (see Note 8.c)	2,942	2,970	7,602	9,900
Insurance premiums	4,557	971	73,608	58,675
Software maintenance	4,138	3,105	22,431	24,233
Employee benefits	584	526	10,366	8,924
IPVA and IPTU	258	-	5,364	2,632
Contribution - private pension fund (see Note 20.a)	-	-	26,806	36,068
Other prepaid expenses	-	-	11,695	14,045
	12,479	7,572	225,513	202,629
Current	9,957	3,684	141,227	132,122
Non-current	2,522	3,888	84,286	70,507

11. Contractual assets with customers – exclusive rights (Consolidated)

Refers to exclusive rights disbursements of Ipiranga’s agreements with reseller service stations and major consumers that are recognized at the time of their occurrence and recognized as a reductions of the revenue from sales and services in the statement of profit or loss according to the conditions established in the agreement, being reviewed as changes occur under the terms of the agreements. In September 30, 2021, the contracts amortization weighted average term was five years.

Balance and changes are shown below:

Balance as of December 31, 2019	1,465,989
Additions	436,725
Amortization	(224,441)
Transfer	(13,695)
Balance as of September 30, 2020	1,664,578
Current	481,130
Non-current	1,183,448

Balance as of December 31, 2020	1,706,331
Additions	420,538
Amortization	(199,757)
Transfer	(8,239)
Balance as of September 30, 2021	1,918,873
Current	533,688
Non-current	1,385,185

51

Ultrapar Participações S.A. and Subsidiaries

Notes to the Parent’s Separate and Consolidated Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

12. Investments

The table below presents the amount reconciliation of share of profit (loss) of subsidiaries, joint ventures and associates:

		Parent		Consolidated
	Note	09/30/2021	09/30/2020	09/30/2021	09/30/2020
Subsidiaries	12.a	507,405	524,257	-	-
Joint ventures	12.b	(3,515)	(20,297)	(23,715)	(31,910)
Associates	12.c	-	-	1,692	1,395
		503,890	503,960	(22,023)	(30,515)

a. Subsidiaries and joint venture (Parent)

The table below presents the full amounts of statements of financial position and statements of profit or loss of subsidiaries and joint venture:

	09/30/2021
	Subsidiaries							Joint venture
	Ultracargo - Operações Logísticas e Participações Ltda.	Oxiteno S.A. Indústria e Comércio	Ipiranga Produtos de Petróleo S.A.	Ultrapar International S.A.	UVC	Centro de Conveniências Millennium Ltda. (**)	Eaí Clube Automobilista S.A.	Refinaria de Petróleo Riograndense S.A.
Number of shares or units held	11,839,764	35,102,127	224,467,228,244	49,995	150	15,194,789	80,000,000	5,078,888
Assets	1,426,302	8,857,022	21,017,266	7,702,229	30,411	11,123	125,835	596,135
Liabilities	2,765	7,065,097	13,739,924	7,721,230	30	3,813	42,899	606,085
Equity	1,423,537	1,791,925 (*)	7,277,342 (*)	(19,001)	30,381	7,310	82,936	(9,950)
Net revenue from sales and services	-	3,925,300	67,373,249	-	-	20,903	57,456	1,664,996
Net income (loss)	130,151	252,364 (*)	153,734 (*)	14,697	(3,213)	(2,278)	(38,050)	(10,585)
% of capital held	100	100	100	100	100	100	100	33

52

Ultrapar Participações S.A. and Subsidiaries

Notes to the Parent’s Separate and Consolidated Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

	12/31/2020
	Subsidiaries							Joint venture
	Ultracargo - Operações Logísticas e Participações Ltda.	Oxiteno S.A. Indústria e Comércio	Ipiranga Produtos de Petróleo S.A.	Ultrapar International S.A.	UVC	Centro de Conveniências Millennium Ltda.	Eaí Clube Automobilista S.A.	Refinaria de Petróleo Riograndense S.A.
Number of shares or units held	11,839,764	35,102,127	224,467,228,244	49,995	150	15,194,789	80,000,000	5,078,888
Assets	1,423,217	8,142,503	20,612,986	7,239,492	4,385	14,902	85,858	462,990
Liabilities	2,861	6,435,367	13,288,033	7,273,193	27	5,314	22,072	469,300
Equity	1,420,356	1,707,136 (*)	7,324,953 (*)	(33,701)	4,358	9,588	63,786	(6,310)
% of capital held	100	100	100	100	100	100	100	33

	09/30/2020
	Subsidiaries							Joint venture
	Ultracargo - Operações Logísticas e Participações Ltda.	Oxiteno S.A. Indústria e Comércio	Ipiranga Produtos de Petróleo S.A.	Ultrapar International S.A.	UVC	Centro de Conveniências Millennium Ltda.	Eaí Clube Automobilista S.A.	Refinaria de Petróleo Riograndense S.A.
Number of shares or units held	11,839,764	35,102,127	224,467,228,244	49,995	150	15,194,789	100	5,078,888
Net revenue from sales and services	-	2,864,775	46,022,827	-	-	5,511	3,893	1,081,968
Net income (loss)	127,883	38,691 (*)	384,804 (*)	(19,590)	(2,413)	(1,055)	(4,065)	(61,129)
% of capital held	100	100	100	100	100	100	100	33

(*)	Adjusted for intercompany unrealized profits.
(**)	Balances are valued using the equity method based on information as of August 31, 2021.

The percentages in the table above are rounded.

The financial information from our business segments is detailed in Note 32.

53

Ultrapar Participações S.A. and Subsidiaries

Notes to the Parent’s Separate and Consolidated Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

Balances and changes in subsidiaries and joint venture are as follows:

	Subsidiaries								Joint venture
	Ultracargo - Operações Logísticas e Participações Ltda.	Oxiteno S.A. Indústria e Comércio	Ipiranga Produtos de Petróleo S.A.	UVC	Centro de Conveniências Millennium Ltda.	Eaí Clube Automobilista S.A.	Ultrapar International S.A.	Total	Refinaria de Petróleo Riograndense S.A.	Total
Balance as of December 31, 2020	1,420,356	1,707,136	7,324,953	4,358	9,588	63,786	‐	10,530,177	‐	10,530,177
Share of profit (loss) of subsidiaries and joint venture	130,151	252,364	153,734	(3,213)	(2,278)	(38,050)	14,697	507,405	(3,515)	503,890
Dividends	(128,032)	(215,112)	(204,524)	-	-	-	-	(547,668)	-	(547,668)
Equity instrument granted	1,062	987	4,083	-	-	(2,800)	-	3,332	-	3,332
Valuation adjustment of subsidiaries (i)	-	14,195	(1,682)	-	-	-	-	12,513	2,306	14,819
Gain due to the payments fixed dividends to preferred shares	-	-	138	-	-	-	-	138	-	138
Shareholder transaction – changes of investments	-	-	79	-	-	-	-	79	-	79
Translation adjustments of foreign-based subsidiaries	-	32,237	-	-	-	-	-	32,237	-	32,237
Actuarial gain of post-employment benefits, net	-	118	561	-	-	-	-	679	-	679
Capital increase in cash	-	-	-	29,236	-	60,000	-	89,236	-	89,236
Transfer to provision for short-term liabilities	-	-	-	-	-	-	(14,697)	(14,697)	1,209	(13,488)
Balance as of September 30, 2021	1,423,537	1,791,925	7,277,342	30,381	7,310	82,936	-	10,613,431	-	10,613,431

54

Ultrapar Participações S.A. and Subsidiaries

Notes to the Parent’s Separate and Consolidated Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

	Subsidiaries							Joint venture
	Ultracargo Operações Logísticas e Participações Ltda.	Oxiteno S.A. Indústria e Comércio	Ipiranga Produtos de Petróleo S.A.	UVC	Centro de Conveniências Millennium Ltda.	Eaí Clube Automobilista S.A.	Total	Refinaria de Petróleo Riograndense S.A.	Total
Balance as of December 31, 2019	1,261,997	1,803,209	7,020,747	-	-	-	10,085,953	18,792	10,104,745
Share of profit (loss) of subsidiaries and joint venture	127,883	38,691	384,804	(2,413)	(1,055)	(4,065)	543,845	(20,297)	523,548
Dividends	-	(86,954)	(209,249)	-	-	-	(296,203)	(165)	(296,368)
Tax charges on revaluation reserve	-	-	(6)	-	-	-	(6)	-	(6)
Equity instrument granted	303	484	816	-	-	-	1,603	-	1,603
Valuation adjustment of subsidiaries (i)	42	(491,549)	(31)	-	-	(6)	(491,544)	786	(490,758)
Translation adjustments of foreign-based subsidiaries	-	198,678	-	-	-	-	198,678	-	198,678
Capital increase in cash	-	-	-	4,280	6,300	80,000	90,580	-	90,580
Loss due to the payments fixed dividends to preferred shares	(35)	-	(481)	-	-	-	(516)	-	(516)
Shareholder transaction – changes of investments	-	-	(1,189)	-	1,189	-	-	-	-
Transfer to provision for short-term liabilities	-	-	-	-	-	-	-	884	884
Balance as of September 30, 2020	1,390,190	1,462,559	7,195,411	1,867	6,434	75,929	10,132,390	-	10,132,390

(i)	Refers, substantially to the income on the hedging instruments of exchange rate related to firm commitment and highly probable transactions designated as cash flow hedges, see Note 33.h.2.

55

Ultrapar Participações S.A. and Subsidiaries

Notes to the Parent’s Separate and Consolidated Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

	Provision for short-term liabilities
	Investments in subsidiaries	Joint venture
	Ultrapar International S.A.	Refinaria de Petróleo Riograndense S.A.	Total
Balance as of December 31, 2020	33,698	2,096	35,794
Transfer to provision for short-term liabilities	(14,697)	1,209	(13,488)
Balance as of September 30, 2021	19,001	3,305	22,306

	Provision for short-term liabilities
	Investments in subsidiaries	Joint venture
	Ultrapar International S.A.	Refinaria de Petróleo Riograndense S.A.	Total
Balance as of December 31, 2019	(27,497)	-	(27,497)
Share of profit (loss) of subsidiaries and joint venture	(19,588)	-	(19,588)
Transfer to provision for short-term liabilities	-	(884)	(884)
Balance as of September 30, 2020	(47,085)	(884)	(47,969)

b. Joint ventures and held for sale (Consolidated)

The Company holds an interest in Refinaria de Petróleo Riograndense S.A. (“RPR”), which is primarily engaged in oil refining.

The subsidiary Ultracargo Logística holds an interest in União Vopak – Armazéns Gerais Ltda. (“União Vopak”), which is primarily engaged in liquid bulk storage in the port of Paranaguá.

The subsidiary IPP holds an interest in ConectCar, which is primarily engaged in automatic payment of tolls and parking in the States of Bahia, Ceará, Espírito Santo, Goiás, Mato Grosso, Mato Grosso do Sul, Minas Gerais, Paraná, Pernambuco, Rio de Janeiro, Rio Grande do Sul, Santa Catarina, São Paulo and Distrito Federal. On June 25, 2021, the sale of ConectCar, completed on October 1, 2021. Thus, said investment was classified as "held for sale" was announced according Note 3.c.2 and 35.

The subsidiary IPP participates in the port concession BEL02A at the port of Miramar, in Belém (PA), through Latitude Logística Portuária S.A. (“Latitude”); for the port of Vitória (ES), participates through Navegantes Logística Portuária S.A. (“Navegantes”); in Cabedelo (PB), has participation in the Nordeste Logística I S.A. ("Nordeste Logística I"), Nordeste Logística II S.A. ("Nordeste Logística II") and Nordeste Logística III S.A. ("Nordeste Logística III”) (see Note 34.c).

These investments of joint ventures are accounted for under the equity method of accounting based on their interim financial information as of September 30, 2021.

56

Ultrapar Participações S.A. and Subsidiaries

Notes to the Parent’s Separate and Consolidated Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

Balances and changes in joint ventures are as follows:

	União Vopak	RPR	ConectCar (ii)	Latitude Logística	Navegantes Logística	Nordeste Logística I	Nordeste Logística II	Nordeste Logística III	Total
Balance as of December 31, 2020	7,734	-	81,180	10,351	21,624	824	7,676	9,711	139,100
Capital increase	-	-	15,000	-	3,700	-	6,399	600	25,699
Valuation adjustments	-	2,306	-	-	-	-	-	-	2,306
Share of profit (loss) of joint ventures	683	(3,515)	(18,081)	(900)	(2,283)	821	(674)	234	(23,715)
Transfer to non-current assets held for sale	-	-	(78,099)	-	-	-	-	-	(78,099)
Transfer to provision for short-term liabilities	-	1,209	-	-	-	-	-	-	1,209
Balance as of September 30, 2021	8,417	-	-	9,451	23,041	1,645	13,401	10,545	66,500

	União Vopak	RPR	ConectCar	Latitude Logística	Navegantes Logística	Nordeste Logística I	Nordeste Logística II	Nordeste Logística III	Total
Balance as of December 31, 2019	7,342	18,792	82,818	10,351	23,581	1,930	4,183	4,079	153,076
Capital increase	-	-	20,000	-	-	303	-	-	20,303
Capital decrease (i)	-	-	-	-	(363)	-	-	-	(363)
Valuation adjustments	-	786	-	-	-	-	-	-	786
Proposed dividends	-	(165)	-	-	-	-	-	-	(165)
Share of profit (loss) of joint ventures	574	(20,297)	(12,187)	-	-	-	-	-	(31,910)
Transfer to provision for short-term liabilities	-	884	-	-	-	-	-	-	884
Balance as of September 30, 2020	7,916	-	90,631	10,351	23,218	2,233	4,183	4,079	142,611

(i)	Refers to reimbursement of expenses that preceded the port area auctions and that were apportioned among the other members of the consortium.
(ii)	Due to the completion of the sale of ConectCar, the investment of R$ 78,099 was transferred to “held for sale”.

Provision for short-term liabilities
RPR
Balance as of December 31, 2020	2,096
Transfer to provision for short-term liabilities	1,209
Balance as of September 30, 2021	3,305

57

Ultrapar Participações S.A. and Subsidiaries

Notes to the Parent’s Separate and Consolidated Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

The table below presents the statements of financial position and statements of profit or loss of joint ventures:

	09/30/2021
	União Vopak	RPR	ConectCar	Latitude Logística	Navegantes Logística	Nordeste Logística I	Nordeste Logística II	Nordeste Logística III
Current assets	9,274	422,964	171,894	16,012	6,349	36,127	37,295	12,184
Non-current assets	9,404	173,171	177,217	50,224	166,878	18,334	17,269	49,949
Current liabilities	1,582	498,336	174,030	7,575	293	32,988	1,485	9,504
Non-current liabilities	262	107,749	18,883	39,759	103,811	16,537	12,877	20,992
Equity	16,834	(9,950)	156,198	18,902	69,123	4,936	40,202	31,637
Net revenue from sales and services	14,378	1,664,996	60,436	3,073	-	6,574	1,142	4,827
Costs, operating expenses and income	(12,196)	(1,675,151)	(97,095)	(3,777)	(1,097)	(2,155)	(2,856)	(2,819)
Net finance income and income and social contribution taxes	(816)	(430)	497	(1,096)	(5,752)	(1,956)	(309)	(1,306)
Net income (loss)	1,366	(10,585)	(36,162)	(1,800)	(6,849)	2,463	(2,023)	702
Number of shares or units held	29,995	5,078,888	263,768,000	4,383,881	22,298,195	681,637	3,933,265	4,871,241
% of capital held	50	33	50	50	33	33	33	33

The percentages in the table above are rounded.

58

Ultrapar Participações S.A. and Subsidiaries

Notes to the Parent’s Separate and Consolidated Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

	12/31/2020
	União Vopak	RPR	ConectCar	Navegantes Logística	Nordeste Logística I	Nordeste Logística II	Nordeste Logística III
Current assets	8,510	291,720	161,371	24,691	972	18,531	21,513
Non-current assets	9,796	171,270	169,843	166,389	6,021	18,005	30,503
Current liabilities	2,698	363,388	168,854	8	4	5	6
Non-current liabilities	140	105,912	-	126,201	4,516	13,504	22,877
Equity	15,468	(6,310)	162,360	64,871	2,473	23,027	29,133
Number of shares or units held	29,995	5,078,888	248,768,000	22,298,195	681,637	3,933,265	4,871,241
% of capital held	50	33	50	33	33	33	33

	09/30/2020
	União Vopak	RPR	ConectCar
Net revenue from sales and services	12,318	1,081,968	68,665
Costs, operating expenses and income	(10,704)	(1,153,200)	(93,568)
Net finance income and income and social contribution taxes	(466)	10,103	530
Net income (loss)	1,148	(61,129)	(24,373)
Number of shares or units held	29,995	5,078,888	248,768,000
% of capital held	50	33	50

The percentages in the table above are rounded.

59

Ultrapar Participações S.A. and Subsidiaries

Notes to the Parent’s Separate and Consolidated Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

c. Associates (Consolidated)

Subsidiary IPP holds an interest in Transportadora Sulbrasileira de Gás S.A. (“TSB”), which is primarily engaged in natural gas transportation services.

Subsidiary Oxiteno S.A. holds an interest in Oxicap Indústria de Gases Ltda. (“Oxicap”), which is primarily engaged in the supply of nitrogen and oxygen for its shareholders in the Mauá petrochemical complex.  The subsidiary Oxiteno S.A. holds an interest in Química da Bahia Indústria e Comércio S.A. (“Química da Bahia”), which is primarily engaged in manufacturing, marketing, and processing of chemicals. The operations of Química da Bahia are currently suspended.

Subsidiary Cia. Ultragaz holds an interest in Metalúrgica Plus S.A. (“Metalplus”), which is primarily engaged in the manufacture and trading of LPG containers. The operations of this associate are currently suspended.

Subsidiary Cia. Ultragaz holds an interest in Plenogás Distribuidora de Gás S.A. (“Plenogás”), which is primarily engaged in the marketing of LPG. The operations of this associate are currently suspended.

These investments are accounted for under the equity method of accounting based on the financial statements as of September 30, 2021.

60

Ultrapar Participações S.A. and Subsidiaries

Notes to the Parent’s Separate and Consolidated Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

Balances and changes in associates are as follows:

	Transportadora Sulbrasileira de Gás S.A.	Oxicap Indústria de Gases Ltda.	Química da Bahia Indústria e Comércio S.A.	Metalúrgica Plus S.A.	Plenogás Distribuidora de Gás S.A.	Total
Balance as of December 31, 2020	5,150	16,348	3,542	47	501	25,588
Capital decrease	(1,500)	-	-	-	-	(1,500)
Dividends	(746)	-	-	-	-	(746)
Share of profit (loss) of associates	1,533	133	(14)	(68)	108	1,692
Balance as of September 30, 2021	4,437	16,481	3,528	(21)	609	25,034

	Transportadora Sulbrasileira de Gás S.A.	Oxicap Indústria de Gases Ltda.	Química da Bahia Indústria e Comércio S.A.	Metalúrgica Plus S.A.	Plenogás Distribuidora de Gás S.A.	Total
Balance as of December 31, 2019	5,661	15,934	3,554	138	463	25,750
Dividends	(1,357)	‐	‐	‐	‐	(1,357)
Share of profit (loss) of associates	848	607	(12)	(67)	19	1,395
Balance as of September 30, 2020	5,152	16,541	3,542	71	482	25,788

61

Ultrapar Participações S.A. and Subsidiaries

Notes to the Parent’s Separate and Consolidated Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

The table below presents the statements of financial position and statements of profit or loss of associates:

	09/30/2021
	Transportadora Sulbrasileira de Gás S.A.	Oxicap Indústria de Gases Ltda.	Química da Bahia Indústria e Comércio S.A.	Metalúrgica Plus S.A.	Plenogás Distribuidora de Gás S.A.
Current assets	8,235	81,193	19	66	542
Non-current assets	11,916	68,860	10,145	198	2,194
Current liabilities	1,803	34,499	-	25	173
Non-current liabilities	601	6,305	3,109	302	737
Equity	17,747	109,249	7,055	(63)	1,826
Net revenue from sales and services	10,916	51,086	-	-	-
Costs, operating expenses and income	(4,377)	(49,236)	(28)	(159)	349
Net finance income and income and social contribution taxes	(401)	(966)	-	(47)	(27)
Net income (loss)	6,138	884	(28)	(206)	322
Number of shares or units held	20,124,996	1,987	1,493,120	3,000	1,384,308
% of capital held	25	15	50	33	33

	12/31/2020
	Transportadora Sulbrasileira de Gás S.A.	Oxicap Indústria de Gases Ltda.	Química da Bahia Indústria e Comércio S.A.	Metalúrgica Plus S.A.	Plenogás Distribuidora de Gás S.A.
Current assets	10,570	65,136	47	58	352
Non-current assets	12,822	77,339	10,146	414	2,196
Current liabilities	2,189	26,116	‐	28	154
Non-current liabilities	602	7,994	3,109	302	890
Equity	20,601	108,365	7,084	142	1,504
Number of shares or units held	20,124,996	1,987	1,493,120	3,000	1,384,308
% of capital held	25	15	50	33	33

	09/30/2020
	Transportadora Sulbrasileira de Gás S.A.	Oxicap Indústria de Gases Ltda.	Química da Bahia Indústria e Comércio S.A.	Metalúrgica Plus S.A.	Plenogás Distribuidora de Gás S.A.
Net revenue from sales and services	8,629	45,240	-	-	-
Costs, operating expenses and income	(4,891)	(38,791)	(24)	(154)	327
Net finance income and income and social contribution taxes	(346)	(2,427)	-	(46)	(28)
Net income (loss)	3,392	4,022	(24)	(200)	299
Number of shares or units held	20,124,996	1,987	1,493,120	3,000	1,384,308
% of capital held	25	15	50	33	33

The percentages in the table above are rounded.

62

Ultrapar Participações S.A. and Subsidiaries

Notes to the Parent’s Separate and Consolidated Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

13. Right-of-use assets and leases payable

The Company and some subsidiaries have real estate leases, substantially related to: (i) Ipiranga: fuel stations and distribution centers; (ii) Extrafarma: pharmacies and distribution centers; (iii) Ultragaz: points of sale and bottling bases; (iv) Ultracargo: port areas; (v) Oxiteno: industrial plant and (vi) Company: offices. The Company and some subsidiaries also have lease agreements relating to vehicles.

a. Right-of-use assets

                   Parent

	Weighted average useful life (years)	Balance on 12/31/2020	Additions and remeasurement	Write-offs	Amortization	Balance on 09/30/2021
Cost:
Real estate	7	41,923	2,286	-	-	44,209
Vehicles	3	2,591	332	(128)	-	2,795
		44,514	2,618	(128)	-	47,004
Accumulated amortization:
Real estate		(8,963)	-	-	(3,816)	(12,779)
Vehicles		(489)	-	27	(685)	(1,147)
		(9,452)	-	27	(4,501)	(13,926)
Net amount		35,062	2,618	(101)	(4,501)	33,078

63

Ultrapar Participações S.A. and Subsidiaries

Notes to the Parent’s Separate and Consolidated Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

                   Consolidated

	Weighted average useful life (years)	Balance on 12/31/2020	Additions and remeasurement	Write-offs	Transfer (i)	Effect of foreign currency exchange rate variation	Amortization	Balance on 09/30/2021
Cost:
Real estate (ii)	10	2,254,432	241,995	(108,185)	-	575	-	2,388,817
Port area	20	268,534	16,191	-	-	-	-	284,725
Vehicles	4	139,843	25,651	(8,864)	-	37	-	156,667
Equipment	6	44,936	4,584	(4,335)	-	957	-	46,142
Others	20	27,846	-	-	-	-	-	27,846
		2,735,591	288,421	(121,384)	-	1,569	-	2,904,197
Accumulated amortization:
Real estate		(481,975)	-	50,615	-	(222)	(210,781)	(642,363)
Port area		(3,962)	-	-	(10,759)	-	(5,234)	(19,955)
Vehicles		(63,091)	-	6,937	-	(15)	(36,019)	(92,188)
Equipment		(19,619)	-	4,646	-	(377)	(11,747)	(27,097)
Others		(16,658)	-	-	-	-	(915)	(17,573)
		(585,305)	-	62,198	(10,759)	(614)	(264,696)	(799,176)
Impairment (iii)		-	-	-	-	-	-	-
Real estate		-	(11,980)	-	-	-	-	(11,980)
		-	(11,980)	-	-	-	-	(11,980)
Net amount		2,150,286	276,441	(59,186)	(10,759)	955	(264,696)	2,093,041

(i)	Refers to the amortization of right-of-use assets in the subsidiary Tequimar Vila do Conde Logística Portuária S.A. (“Tequimar Vila do Conde”), which is being capitalized as Construction in progress, as the terminal is under construction.
(ii)	Includes lease contracts as presented in Note 8.a.
(iii)	Refers to the allocation of the provision for the impairment of Extrafarma's assets (see Note 3.c.1).

64

Ultrapar Participações S.A. and Subsidiaries

Notes to the Parent’s Separate and Consolidated Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

b. Leases payable

The changes in leases payable are shown below:

	Parent	Consolidated
Balance as of December 31, 2020	37,934	1,833,288
Interest accrued	2,425	112,561
Payments (i)	(6,214)	(333,224)
Additions and remeasurement	2,618	252,207
Write-offs	(104)	(64,371)
Effect of foreign currency exchange rate variation	-	15,291
Balance as of September 30, 2021	36,659	1,815,752
Current	5,472	269,498
Non-current	31,187	1,546,254

(i)	Includes the amount of R$ 29,237 paid by subsidiary Tequimar Vila do Conde related to port concession grants.

The future disbursements (installments) assumed under leases contracts are presented below:

	09/30/2021
	Parent	Consolidated
Up to 1 year	8,335	421,271
From 1 to 2 years	8,177	368,746
From 2 to 3 years	7,377	334,227
From 3 to 4 years	7,192	299,019
From 4 to 5 years	6,995	221,502
More than 5 years	10,942	1,165,907
Total	49,018	2,810,672

The contracts related to the leases payable are substantially indexed by the IGP-M (General Market Price Index is a measure of Brazilian inflation, calculated by the Getúlio Vargas Foundation).

b.1. Discount rates

The weighted average discount rates for the lease contracts of the Company are:

Contracts for maturity date and discount rate
Maturity date of the contracts	Discount rates (% p.a.)
Up to 5 years	4.81
From 6 to 10 years	7.34
From 11 to 15 years	7.30
More than 15 years	8.28

65

Ultrapar Participações S.A. and Subsidiaries

Notes to the Parent’s Separate and Consolidated Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

c. Lease contracts of low amount assets

Subsidiaries Cia. Ultragaz, Bahiana, Extrafarma, IPP, Serma and Oxiteno S.A. have operating lease contracts consider as low value, short term and variable payments for the use of factory and IT equipment’s, vehicles and real states. The subsidiaries have the option to purchase the assets referring to IT equipment at a price equal to the fair value on the date of option, and management does not intend to exercise such option. The future disbursements (payments), assumed as a result of these contracts amount approximately to:

	Up to 1 year	Between 1 and 5 years	Total
09/30/2021	1,350	-	1,350

The amount of lease considered as of low value, short term and variable payments, recognized as an expense for the nine-month period ended September 30, 2021 was R$ 41,174 (R$ 14,184 for the nine-month period ended September 30, 2020).

d. Inflation effect

The effects of inflation are as follows:

Right to use asset, net	Parent	Consolidated
Nominal base	33,078	2,093,041
Inflated base	39,415	2,499,548
	19.2%	19.4%

Lease liability	Parent	Consolidated
Nominal base	36,659	1,815,752
Inflated base	42,995	2,210,283
	17.3%	21.7%

Financial expense	Parent	Consolidated
Nominal base	2,425	112,561
Inflated base	2,856	131,576
	17.8%	16.9%

Amortization expense	Parent	Consolidated
Nominal base	4,501	264,696
Inflated base	4,966	286,392
	10.3%	8.2%

66

Ultrapar Participações S.A. and Subsidiaries

Notes to the Parent’s Separate and Consolidated Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

14. Property, plant, and equipment

Balances and changes in PP&E are as follows:

                   Parent

	Weighted average useful life (years)	Balance on 12/31/2020	Additions	Depreciation	Balance on 09/30/2021
Cost:
Buildings	35	-	144	-	144
Leasehold improvements	1	2,194	9,741	-	11,935
Machinery and equipment	2	82	42	-	124
Furniture and utensils	1	502	1,811	-	2,313
IT equipment	5	13,293	18	-	13,311
		16,071	11,756	-	27,827
Accumulated depreciation:
Buildings		-	-	(23)	(23)
Leasehold improvements		(178)	-	(2,188)	(2,366)
Machinery and equipment		(6)	-	(15)	(21)
Furniture and utensils		(37)	-	(424)	(461)
IT equipment		(1,522)	-	(2,009)	(3,531)
		(1,743)	-	(4,659)	(6,402)
Net amount		14,328	11,756	(4,659)	21,425

67

Ultrapar Participações S.A. and Subsidiaries

Notes to the Parent’s Separate and Consolidated Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

                   Consolidated

	Weighted average useful life (years)	Balance on 12/31/2020	Additions	Depreciation	Transfer (i) (ii)	Write-offs and disposals	Effect of foreign currency exchange rate variation	Balance on 09/30/2021
Cost:
Land	-	687,108	1,599	-	-	(11,298)	1,849	679,258
Buildings	33	2,154,710	37,853	-	41,098	(21,563)	14,583	2,226,681
Leasehold improvements	9	1,222,822	13,332	-	57,897	(26,996)	11	1,267,066
Machinery and equipment	13	6,498,362	123,514	-	270,162	(9,057)	50,018	6,932,999
Automotive fuel/lubricant distribution equipment and facilities	13	3,169,320	62,574	-	32,118	(26,548)	-	3,237,464
LPG tanks and bottles	9	776,479	80,326	-	1,567	(24,249)	-	834,123
Vehicles	8	310,836	10,291	-	4,433	(22,651)	41	302,950
Furniture and utensils	8	316,712	19,576	-	905	(10,008)	664	327,849
IT equipment	5	444,844	17,403	-	1,529	(3,750)	371	460,397
Construction in progress (ii)	-	580,695	514,047	-	(376,506)	-	2,170	720,406
Advances to suppliers	-	34,642	128	-	(18,686)	-	-	16,084
Imports in progress	-	866	3,942	-	(3,735)	-	39	1,112
		16,197,396	884,585	-	10,782	(156,120)	69,746	17,006,389

68

Ultrapar Participações S.A. and Subsidiaries

Notes to the Parent’s Separate and Consolidated Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

	Balance on 12/31/2020	Additions	Depreciation	Transfer (i) (ii)	Write-offs and disposals	Effect of foreign currency exchange rate variation	Balance on 09/30/2021
Accumulated depreciation:
Buildings	(851,397)	-	(50,912)	(94)	13,776	(3,503)	(892,130)
Leasehold improvements	(689,161)	-	(59,838)	94	23,854	(30)	(725,081)
Machinery and equipment	(3,598,304)	-	(258,943)	-	8,506	(10,266)	(3,859,007)
Automotive fuel/lubricant distribution equipment and facilities	(1,906,953)	-	(134,362)	(273)	19,811	-	(2,021,777)
LPG tanks and bottles	(454,651)	-	(46,152)	-	15,510	-	(485,293)
Vehicles	(143,854)	-	(17,189)	195	13,650	7	(147,191)
Furniture and utensils	(191,713)	-	(17,057)	129	9,858	(431)	(199,214)
IT equipment	(352,256)	-	(26,797)	(40)	3,267	(130)	(375,956)
	(8,188,289)	-	(611,250)	11	108,232	(14,353)	(8,705,649)
Provision for losses:
Land	(146)	-	-	-	-	-	(146)
Leasehold improvements	(61)	(43,860) (*)	-	-	-	(2)	(43,923)
Machinery and equipment	(2,857)	(356) (*)	-	-	-	(28)	(3,241)
Automotive fuel/lubricant distribution equipment and facilities	(73)	-	-	-	17	-	(56)
Vehicles	-	(161) (*)	-	-	-	-	(161)
Furniture and utensils	-	(16,038) (*)	-	-	-	-	(16,038)
IT equipment	-	(2,027) (*)	-	-	-	-	(2,027)
Advances to suppliers	(110)	-	-	-	-	-	(110)
	(3,247)	(62,442)	-	-	17	(30)	(65,702)
Net amount	8,005,860	822,143	(611,250)	10,793	(47,871)	55,363	8,235,038

(i)	Refers to R$ 34 transferred from intangible assets.
(ii)	Includes R$ 10,759 transferred from right-of-use assets.
(*)	Refers to the allocation of the provision for the impairment of Extrafarma's assets (see Note 3.c.1).

Construction in progress relates substantially to expansions, renovations, constructions and upgrade of industrial facilities, terminals, stores, service stations and distribution bases.

Advances to suppliers is related, basically, to manufacturing of assets for expansion of plants, terminals, stores, service stations and bases and acquisition of real estate.

69

Ultrapar Participações S.A. and Subsidiaries

Notes to the Parent’s Separate and Consolidated Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

15. Intangible assets

Balances and changes in intangible assets are as follows:

                   Parent

	Weighted average useful life (years)	Balance on 12/31/2020	Additions	Amortization	Balance on 09/30/2021
Cost:
Goodwill (a)	-	246,163	-	-	246,163
Software (b)	5	9,111	97	-	9,208
		255,274	97	-	255,371
Accumulated amortization:
Software		(1,032)	-	(1,387)	(2,419)
		(1,032)	-	(1,387)	(2,419)
Net amount		254,242	97	(1,387)	252,952

70

Ultrapar Participações S.A. and Subsidiaries

Notes to the Parent’s Separate and Consolidated Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

                   Consolidated

	Weighted average useful life (years)	Balance on 12/31/2020	Additions	Amortization	Transfer (i)	Write-offs and disposals	Effect of foreign currency exchange rate variation	Balance on 09/30/2021
Cost:
Goodwill (a)	-	1,525,088	-	-	-	-	-	1,525,088
Software (b)	4	1,395,046	156,560	-	(33)	(18,117)	744	1,534,200
Technology (c)	-	32,617	-	-	-	-	-	32,617
Distribution rights	12	133,599	-	-	-	-	-	133,599
Brands (d)	-	136,962	-	-	-	-	3,008	139,970
Trademark rights (d)	39	114,792	-	-	-	-	-	114,792
Others (e)	10	50,698	907	-	-	-	(156)	51,449
Decarbonization credits (f)	-	-	121,908	-	-	(56,661)	-	65,247
		3,388,802	279,375	-	(33)	(74,778)	3,596	3,596,962
Accumulated amortization:
Software		(825,024)	-	(151,101)	(1)	18,117	(606)	(958,615)
Technology		(32,616)	-	-	-	-	-	(32,616)
Distribution rights		(113,326)	-	(2,403)	-	-	-	(115,729)
Trademark rights		(9,056)	-	(2,203)	-	-	-	(11,259)
Others		(32,845)	-	(118)	-	-	-	(32,963)
		(1,012,867)	-	(155,825)	(1)	18,117	(606)	(1,151,182)
Provision for losses and impairment:
Goodwill (a)		(593,280)	(68,273) (*)	-	-	-	-	(661,553)
Distribution rights		-	(4,047) (*)	-	-	-	-	(4,047)
Brands (d)		-	(72,524) (*)	-	-	-	-	(72,524)
		(593,280)	(144,844)	-	-	-	-	(738,124)
Net amount		1,782,655	134,531	(155,825)	(34)	(56,661)	2,990	1,707,656

(i) Refers to amounts transferred to PP&E.

(*) Refers to the allocation of the provision for the impairment of Extrafarma's assets (see Note 3.c.1).

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Ultrapar Participações S.A. and Subsidiaries

Notes to the Parent’s Separate and Consolidated Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

 a. Goodwill

The balance of the goodwill is tested annually for impairment and is represented by the following acquisitions:

	Segment	09/30/2021	12/31/2020
Goodwill on the acquisition of:
Extrafarma	Extrafarma	661,553	661,553
Extrafarma – impairment	Extrafarma	(661,553)	(593,280)
Extrafarma – net	Extrafarma	-	68,273
Ipiranga (1)	Ipiranga	276,724	276,724
União Terminais	Ultracargo	211,089	211,089
Texaco	Ipiranga	177,759	177,759
Iconic (CBLSA)	Ipiranga	69,807	69,807
Oxiteno Uruguay	Oxiteno	44,856	44,856
Temmar	Ultracargo	43,781	43,781
DNP	Ipiranga	24,736	24,736
Repsol	Ultragaz	13,403	13,403
TEAS	Ultracargo	797	797
Others	Oxiteno	583	583
		863,535	931,808

(1) Including R$ 246,163 at Ultrapar.

On December 31, 2020, the Company tested the balances of goodwill shown in the table above for impairment. The determination of value in use involves assumptions, judgments, and estimates of cash flows, such as growth rates of revenues, costs and expenses, estimates of investments and working capital, and discount rates. The assumptions about growth projections and future cash flows are based on the Company’s business plan of its operating segments, as well as comparable market data, and represent management’s best estimate of the economic conditions that will exist over the economic life of the various CGUs, to which goodwill is related. The main key-assumptions used by the Company to calculate the value in use are described below:

Period of evaluation: the evaluation of the value in use is calculated for a period of five years (except the Extrafarma segment), after which the Company calculated the perpetuity, considering the possibility of carrying the business on indefinitely. For the Extrafarma segment, a period of ten years was used due to a four-year period to maturity of new stores were considered.

Discount and real growth rates: on December 31, 2020, the discount and real growth rates used to extrapolate the projections ranged from 8.5% to 11.0% and from 0% to 1% p.a., respectively, depending on the CGU analyzed.

Revenue from sales and services, costs and expenses, and gross margin considers the budget prepared for 2021 and the long-term strategic plan prepared by management and approved by the Board of Directors.

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Ultrapar Participações S.A. and Subsidiaries

Notes to the Parent’s Separate and Consolidated Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

On June 30, 2021, the Company realized the recovery test of the balance of goodwill and net assets of the subsidiary Extrafarma, considering the amount of the transaction mentioned in Note 3.c.1. The test indicated the need to recognize a loss in that quarter for the goodwill balance in that amount of R$ 68,273.

b. Software

Includes user licenses and costs for the implementation of the various systems used by the Company and its subsidiaries: integrated management and control, financial management, foreign trade, industrial automation, operational and storage management, accounting information, and other systems. Also include expenses related to software in progress in the amount of R$ 42,566 on September 30, 2021 (R$ 35,718 on December 31, 2020).

c. Technology

The subsidiaries Oxiteno S.A. and Oleoquímica recognize as technology certain rights of use held by them. Such licenses include the production of ethylene oxide, ethylene glycols, ethanolamines, glycol ethers, ethoxylates, solvents, fatty acids from vegetable oils, fatty alcohols, and specialty chemicals, which are products that are supplied to various industries.

d. Brands and trademark rights

Brands are represented by the acquisition cost of the ‘am/pm’ brand in Brazil and of the Extrafarma brand, acquired in the business combination, and Chevron and Texaco trademark rights.

e. Other intangibles

Refers mainly to the loyalty program “Clube Extrafarma”.

f. Decarbonization credits

Represent the CBIOS acquired and recorded at acquisition cost. The amount in the “write-offs” column refers to CBIOS retired in the period, that can not be the object of future negotiation.

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Ultrapar Participações S.A. and Subsidiaries

Notes to the Parent’s Separate and Consolidated Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

16. Loans, financing, debentures and hedge derivative financial instruments

a. Composition

                   Parent

Description	09/30/2021	12/31/2020	Index/ Currency	Weighted average financial charges 09/30/2021 – % p.a.	Maturity
Brazilian Reais:
Debentures – 6th issuance (f.5)	1,730,431	1,734,113	DI	105.3	2023
Notes – Ultrapar (g.1)	-	1,038,499	R$ + DI	-	2021
Total	1,730,431	2,772,612
Current	5,754	1,048,495
Non-current	1,724,677	1,724,117

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Ultrapar Participações S.A. and Subsidiaries

Notes to the Parent’s Separate and Consolidated Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

                   Consolidated

Description	09/30/2021	12/31/2020	Index/ Currency	Weighted average financial charges 09/30/2021 – % p.a.	Maturity
Foreign currency:
Notes in the foreign market (b) (*)	7,716,139	7,267,687	US$	5.3	2026 to 2029
Foreign loan (c.1) (*)	732,331	1,047,644	US$	4.0	2023
Foreign loan (c.1) (*)	274,542	261,284	US$ + LIBOR (1)	1.0	2022
Financial institutions (d)	167,459	154,783	US$	2.3	2021 to 2022
Financial institutions (d)	48,188	39,350	MX$ (2)	7.3	2021
Financial institutions (d)	-	312,200	US$ + LIBOR (1)	-	2021
Advances on foreign exchange contracts	-	105,579	US$	-	2021
Total foreign currency	8,938,659	9,188,527

Brazilian Reais:
Debentures – CRA (f.2, f.4 and f.6)	2,072,431	2,037,602	DI	95.8	2022 to 2023
Debentures – 6ª issuance (f.5)	1,730,432	1,734,113	DI	105.3	2023
Debentures – CRA (f.2, f.4, f.6 and f.10) (*)	1,904,586	1,000,824	IPCA	4.7	2024 to 2028
Debentures – Ipiranga (f.1 and f.3)	756,816	1,679,036	DI	105.0	2022
Debentures – Ultracargo Logística and Tequimar Vila do Conde (f.8 and f.9) (*)	457,687	-	IPCA	4.1	2028
Banco do Brasil (e)	204,033	407,420	DI	110.9	2022
Debentures – Ultracargo Logística (f.7) (*)	82,615	92,541	R$	6.5	2024
Bank Credit Bill	50,000	50,692	R$ + DI	2.0	2022
FINEP	21,160	29,803	TJLP (3)	1.6	2021 to 2023
Notes - Ultrapar (g.1)	-	1,038,499	R$ + DI	-	2021
Total in Brazilian Reais	7,279,760	8,070,530
Total foreign currency and Brazilian Reais	16,218,419	17,259,057
Currency and interest rate hedging instruments (**)	190,689	117,159
Total	16,409,108	17,376,216
Current	2,420,984	3,255,944
Non-current	13,988,124	14,120,272

(*) These transactions were designated for hedge accounting (see Note 33.h).

(**) Accumulated losses (see Note 33.i).

(1)   LIBOR = London Interbank Offered Rate.

(2)   MX$ = Mexican Peso.

(3)   TJLP (Long-term Interest Rate) = set by the National Monetary Council, TJLP is the basic financing cost of Banco Nacional de Desenvolvimento Econômico e Social (“BNDES”), the Brazilian Development Bank. On September 30, 2021, TJLP was fixed at 4.88% p.a.

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Ultrapar Participações S.A. and Subsidiaries

Notes to the Parent’s Separate and Consolidated Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

The changes in loans, financing, debentures and hedge derivative financial instruments are shown below:

	Parent	Consolidated
Balance as of December 31, 2020	2,772,612	17,376,216
New loans and debentures with cash effect	-	1,441,388
Interest accrued	60,690	559,307
Principal payment	(1,000,000)	(2,909,064)
Interest payment	(102,871)	(463,203)
Monetary and exchange rate variation	-	487,476
Change in fair value	-	(156,542)
Hedge result	-	73,530
Balance as of September 30, 2021	1,730,431	16,409,108

The long-term consolidated debt had the following principal maturity schedule:

	Parent		Consolidated
	09/30/2021	12/31/2020	09/30/2021	12/31/2020
From 1 to 2 years	1,724,677	(750)	3,124,689	2,702,626
From 2 to 3 years	-	1,724,867	1,124,522	3,091,641
From 3 to 4 years	-	-	330,120	784,778
From 4 to 5 years	-	-	261,378	231,271
More than 5 years	-	-	9,147,415	7,309,956
	1,724,677	1,724,117	13,988,124	14,120,272

The transaction costs and issuance premiums associated with debt issuance were added to their financial liabilities, as shown in Note 16.h.

The Company’s management entered into hedging instruments against foreign exchange and interest rate variations for a portion of its debt obligations (see Note 33.h).

76

Ultrapar Participações S.A. and Subsidiaries

Notes to the Parent’s Separate and Consolidated Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

b.  Notes in the foreign market

On October 6, 2016 the subsidiary Ultrapar International S.A. (“Ultrapar International”) issued US$ 750,000 (equivalent to R$ 4,079,550 as of September 30, 2021) in notes in the foreign market, maturing in October 2026, with interest rate of 5.25% p.a., paid semiannually. The issue price was 98.097% of the face value of the note. The notes were guaranteed by the Company and its subsidiary IPP. The Company has designated hedge relationships for this transaction (see Notes 33.h.2 and 33.h.3).

On June 6, 2019 the subsidiary Ultrapar International issued US$ 500,000 (equivalent to R$ 2,719,700 as of September 30, 2021) in notes in the foreign market, maturing in June 2029, with interest rate of 5.25% p. a., paid semiannually. The issue price was 100% of the face value of the note. The notes were guaranteed by the Company and its subsidiary IPP. The Company has designated hedge relationships for part of this transaction (see Note 33.h.3).

On June 21, 2019, the subsidiary Ultrapar International repurchased US$ 200,000 (equivalent to R$ 1,087,880 as of September 30, 2021) in notes in the foreign market maturing in October 2026.

On July 13, 2020 the subsidiary Ultrapar International made the reopening of notes in the foreign market issued in 2019, realizing new issuance in the amount of US$ 350,000 (equivalent to R$ 1,903,790 as of September 30, 2021) maturing in June 2029, to the coupon (interest) and yield of 5.25% per year, paid semiannually. The issue price was 99.994% of face value of the note. The notes were guaranteed by the Company and the subsidiary IPP.

As a result of the issuance of the notes in the foreign market the Company and its subsidiaries are required to perform certain obligations, including:

  Restriction on sale of all or substantially all assets of the Company and subsidiaries Ultrapar International and IPP;

  Restriction on encumbrance of assets exceeding US$ 150,000 (equivalent to R$ 815,910 as of September 30, 2021) or 15% of the amount of the consolidated tangible assets.

The Company and its subsidiaries are in compliance with the levels of covenants required by this debt. The restrictions imposed on the Company and its subsidiaries are customary in transactions of this nature and have not limited their ability to conduct their business to date.

77

Ultrapar Participações S.A. and Subsidiaries

Notes to the Parent’s Separate and Consolidated Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

c. Foreign loans

c.1. The subsidiary IPP has foreign loans in the amount of US$ 175,000 (equivalent to R$ 951,895 as of September 30, 2021). IPP also contracted hedging instruments with floating interest rate in U.S. dollar and exchange rate variation, changing the foreign loans charges, on average, to 104.9% of DI. IPP designated these hedging instruments as a fair value hedge (see Note 33.h.1). Therefore, loans and hedging instruments are both measured at fair value from inception, with changes in fair value recognized through profit or loss. The foreign loans are secured by the Company.

The foreign loans have the maturity distributed as follows:

Maturity	US$	R$	Cost in % of DI
Charges (1)	10,107	54,978	-
Jun/2022	50,000	271,970	104.8
Sep/2023	60,000	326,364	104.9
Sep/2023	65,000	353,561	105.0
Total / average cost	185,107	1,006,873	104.9

 (1) Includes interest, transaction costs and mark to market.

d. Financial institutions

The subsidiaries Oxiteno Mexico S.A. de C.V., Oxiteno USA LLC (“Oxiteno USA”) and Oxiteno Uruguay have loans for investments and working capital.

The subsidiary Oxiteno USA had loan with bearing interest of LIBOR + 1.4% and maturity in September 2021. The loan was fully settled on maturity.

The proceeds of this loan were used in the working capital and to fund the construction of a new alkoxylation plant in the state of Texas.

The subsidiary of Oxiteno México S.A de C.V has a contracted loan of US$ 20,000 (equivalent to R$ 108,788 on September 30, 2021) with maturity in April 2022. The other maturities of this item are represented by Oxiteno Uruguay with maturity between October 2021 and July 2022.

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Ultrapar Participações S.A. and Subsidiaries

Notes to the Parent’s Separate and Consolidated Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

e. Banco do Brasil

The subsidiary IPP has floating interest rate loans with Banco do Brasil to marketing, processing, or manufacturing of agricultural goods (ethanol).

These loans mature, as follows (includes accrued interest through September 30, 2021):

Maturity	09/30/2021
May/2022	204,033
Total	204,033

f. Debentures

f.1 In May 2016 the subsidiary IPP made its fourth issuance of public debentures, in one single series of 500 simple, nominative, registered debentures, nonconvertible into shares and unsecured, which main characteristics are as follows:

Face value unit:	R$ 1,000,000.00
Final maturity:	May 25, 2021
Payment of the face value:	Annual as from May 2019
Interest:	105.0% of DI
Payment of interest:	Semiannually
Reprice:	Not applicable

Subsidiary IPP paid in advance its fourth public issuance of debentures upon maturity.

f.2 In April 2017 the subsidiary IPP carried out its fifth issuance of debentures, in two series, being one of 660,139 and another of 352,361, simple, nonconvertible into shares, nominative, book-entry and unsecured debentures. The debentures have been subscribed by Eco Consult – Consultoria de Operações Financeiras Agropecuárias Ltda. The proceeds from this issuance were used exclusively for the purchase of ethanol by subsidiary IPP.

The debentures were later assigned and transferred to Eco Securitizadora de Direitos Creditórios do Agronegócio S.A. that acquired these agribusiness credit rights with the purpose to bind the issuance of Certificates of Agribusiness Receivables (CRA). The debentures have an additional guarantee from Ultrapar and the main characteristics of the debentures are as follows:

Amount:	660,139
Face value unit:	R$ 1,000.00
Final maturity:	April 18, 2022
Payment of the face value:	Lump sum at final maturity
Interest:	95.0% of DI
Payment of interest:	Semiannually
Reprice:	Not applicable

79

Ultrapar Participações S.A. and Subsidiaries

Notes to the Parent’s Separate and Consolidated Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

Amount:	352,361
Face value unit:	R$ 1,000.00
Final maturity:	April 15, 2024
Payment of the face value:	Lump sum at final maturity
Interest:	IPCA + 4.68%
Payment of interest:	Annually
Reprice:	Not applicable

The subsidiary IPP contracted hedging instruments subjected to IPCA variation, changing the debentures charges linked to IPCA to 93.9% of DI. IPP designated these hedging instruments as fair value hedges; therefore, debentures and hedging instruments are both measured at fair value from inception, with changes in fair value recognized through profit or loss.

f.3 In July 2017 the subsidiary IPP made its sixth issuance of public debentures, in one single series of 1,500,000 simple, nonconvertible into shares and unsecured debentures, which main characteristics are as follows:

Face value unit:	R$ 1,000.00
Final maturity:	July 28, 2022
Payment of the face value:	Annual as from July 2021
Interest:	105.0% of DI
Payment of interest:	Annually
Reprice:	Not applicable

f.4 In October 2017 the subsidiary IPP carried out its seventh issuance of debentures in the amount of R$ 944,077, in two series, being on of 730,384 and another of 213,693, simple, nonconvertible into shares, nominative, book-entry and unsecured debentures. The debentures have been subscribed by Vert Companhia Securitizadora. The proceeds from this issuance were used exclusively for the purchase of ethanol by subsidiary IPP.

The debentures were later assigned and transferred to Vert Créditos Ltda., that acquired these agribusiness credit rights with the purpose to bind the issuance of Certificates of Agribusiness Receivables (CRA). The financial settlement occurred on November 1, 2017. The debentures have an additional guarantee from Ultrapar and the main characteristics of the debentures are as follows:

Amount:	730,384
Face value unit:	R$ 1,000.00
Final maturity:	October 24, 2022
Payment of the face value:	Lump sum at final maturity
Interest:	95.0% of DI
Payment of interest:	Semiannually
Reprice:	Not applicable

Amount:	213,693
Face value unit:	R$ 1,000.00
Final maturity:	October 24, 2024
Payment of the face value:	Lump sum at final maturity
Interest:	IPCA + 4.34%
Payment of interest:	Annually
Reprice:	Not applicable

80

Ultrapar Participações S.A. and Subsidiaries

Notes to the Parent’s Separate and Consolidated Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

The subsidiary IPP contracted hedging instruments subjected to IPCA variation, changing the debentures charges linked to IPCA to 97.3% of DI. IPP designated these hedging instruments as fair value hedges; therefore, debentures and hedging instruments are both measured at fair value from inception, with changes in fair value recognized through profit or loss.

f.5 In March 2018 the Company made its sixth issuance of public debentures, in a single series of 1,725,000 simple, nonconvertible into shares and unsecured debentures, which main characteristics are as follows:

Face value unit:	R$ 1,000.00
Final maturity:	March 5, 2023
Payment of the face value:	Lump sum at final maturity
Interest:	105.25% of DI
Payment of interest:	Semiannually
Reprice:	Not applicable

f.6 In December 2018 the subsidiary IPP carried out its eighth issuance of debentures in the amount of R$ 900,000, in two series, being one of 660,000 and another of 240,000, simple, nonconvertible into shares, nominative, book-entry and unsecured debentures. The debentures have been subscribed by Vert Companhia Securitizadora. The proceeds from this issuance were used exclusively for the purchase of ethanol by subsidiary IPP. The debentures were subscribed with the purpose to bind the issuance of CRA. The financial settlement occurred on December 21, 2018. The debentures have an additional guarantee from Ultrapar and the main characteristics of the debentures are as follows:

Amount:	660,000
Face value unit:	R$ 1,000.00
Final maturity:	December 18, 2023
Payment of the face value:	Lump sum at final maturity
Interest:	97.5% of DI
Payment of interest:	Semiannually
Reprice:	Not applicable

Amount:	240,000
Face value unit:	R$ 1,000.00
Final maturity:	December 15, 2025
Payment of the face value:	Lump sum at final maturity
Interest:	IPCA + 4.61%
Payment of interest:	Annually
Reprice:	Not applicable

The subsidiary IPP contracted hedging instruments subjected to IPCA variation, changing the debentures charges linked to IPCA to 97.1% of DI. IPP designated these hedging instruments as fair value hedges; therefore, debentures and hedging instruments are both measured at fair value from inception, with changes in fair value recognized through profit or loss.

81

Ultrapar Participações S.A. and Subsidiaries

Notes to the Parent’s Separate and Consolidated Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

f.7 In November 2019 the subsidiary Ultracargo Logística made its first issuance of debentures, in a single series of 90,000 simple, nonconvertible into shares and unsecured debentures, which main characteristics are as follows:

Face value unit:	R$ 1,000.00
Final maturity:	November 19, 2024
Payment of the face value:	Lump sum at final maturity
Interest:	6.47%
Payment of interest:	Semiannually
Reprice:	Not applicable

The subsidiary Ultracargo Logística contracted hedging instruments subjected interest rate variation, changing the debentures fixed for 99.94% of the DI. Ultracargo Logística designated these hedging instruments as fair value hedges therefore debentures and hedging instruments are both measured at fair value from inception, with changes in fair value recognized in profit or loss.

f.8 In March 2021 the subsidiary Tequimar Vila do Conde made its first issuance of debentures, in a single series of 360,000 simple, nonconvertible into shares and unsecured debentures, which main characteristics are as follows:

Face value unit:	R$ 1,000.00
Final maturity:	March 15, 2028
Payment of the face value:	Lump sum at final maturity
Interest:	IPCA + 4.04%
Payment of interest:	Semiannually
Reprice:	Not applicable

The subsidiary Tequimar Vila do Conde contracted hedging instruments subjected interest rate variation changing the debentures fixed for 111.4% of the DI. Tequimar Vila do Conde designated these hedging instruments as fair value hedges therefore debentures and hedging instruments are both measured at fair value from inception with changes in fair value recognized in profit or loss.

f.9 In March 2021 the subsidiary Ultracargo Logística made its second issuance of debentures, in a single series of 100,000 simple, nonconvertible into shares and unsecured debentures, which main characteristics are as follows:

Face value unit:	R$ 1,000.00
Final maturity:	March 15, 2028
Payment of the face value:	Lump sum at final maturity
Interest:	IPCA + 4.37%
Payment of interest:	Semiannually
Reprice:	Not applicable

The subsidiary Ultracargo Logística contracted hedging instruments subjected interest rate variation changing the debentures fixed for 111.4% of the DI. Ultracargo Logística designated these hedging instruments as fair value hedges therefore debentures and hedging instruments are both measured at fair value from inception with changes in fair value recognized in profit or loss.

82

Ultrapar Participações S.A. and Subsidiaries

Notes to the Parent’s Separate and Consolidated Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

f.10 In September 2021, subsidiary IPP carried out its tenth issue of debentures in the total amount of R$ 960,000, in a single series of 960,000 simple, nonconvertible, registered, book-entry and unsecured debentures, privately placed by Vert Companhia Securitizadora. The funds were used exclusively for the purchase of ethanol by the subsidiary IPP. The debentures were subscribed for the purpose to bind the issuance of CRA. The financial settlement ocurred on September 16, 2021. The debentures have an additional guarantee from Ultrapar and the main characteristics are as follows:

Amount:	960,000
Face value unit:	R$ 1,000.00
Final maturity:	September 15, 2028
Payment of the face value:	Lump sum at final maturity
Interest:	IPCA + 4.83%
Payment of interest:	Semiannually
Reprice:	Not applicable

The subsidiary IPP contracted hedging instruments subjected to IPCA variation, changing the debentures charges linked to the IPCA to 102.75% of the DI. IPP designated these hedging instruments as fair value hedges; therefore, debentures and hedging instruments are both measured at fair value from inception, with changes in fair value recognized through profit or loss.

The debentures have maturity dates distributed as shown below (includes accrued interest through September 30, 2021):

Maturity	09/30/2021
Charges (1)	(23,286)
Apr/2022	660,139
Jul/2022	750,000
Oct/2022	730,384
Mar/2023	1,725,000
Dec/2023	660,000
Apr/2024	429,172
Oct/2024	258,420
Nov/2024	90,000
Dec/2025	278,866
Mar/2028	481,904
Sep/2028	963,968
Total	7,004,567

 (1) Includes interest, transaction cost and mark to market.

83

Ultrapar Participações S.A. and Subsidiaries

Notes to the Parent’s Separate and Consolidated Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

g. Notes

g.1 In April 2020 the Company made its second public issuance of notes in a single series of 40 commercial notes, not convertible into shares, of unsecured type, whose main characteristics are:

Face value unit:	R$ 25,000,000.00
Final maturity:	April 6, 2021
Payment of the face value:	Lump sum at final maturity
Interest:	DI + 3.10%
Payment of interest:	Lump sum at final maturity
Reprice:	Not applicable

The Company paid in advance its second public issuance of notes on maturity.

h. Transaction costs

Transaction costs incurred in issuing debt were deducted from the value of the related financial instruments and are recognized as an expense according to the effective interest rate method as follows:

	Effective rate of transaction costs (% p.a.)	Balance on 12/31/2020	Incurred cost	Amortization	Balance on 09/30/2021
Debentures (f)	0.2	28,348	40,953	(10,323)	58,978
Notes in the foreign market (b)	0.1	37,112	-	(3,657)	33,455
Notes (g)	0.5	1,318	-	(1,318)	-
Banco do Brasil (e)	0.1	332	-	(211)	121
Total		67,110	40,953	(15,509)	92,554

84

Ultrapar Participações S.A. and Subsidiaries

Notes to the Parent’s Separate and Consolidated Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

The amount to be appropriated to profit or loss in the future is as follows:

	Up to 1 year	1 to 2 years	2 to 3 years	3 to 4 years	4 to 5 years	More than 5 years	Total
Debentures (f)	16,375	11,633	8,072	6,136	5,926	10,836	58,978
Notes in the foreign market (b)	4,892	4,896	4,912	4,902	4,905	8,948	33,455
Banco do Brasil (e)	121	-	-	-	-	-	121
Total	21,388	16,529	12,984	11,038	10,831	19,784	92,554

i. Guarantees

The financings are guaranteed by collateral in the amount of R$ 76,901 as of September 30, 2021 (R$ 75,251 as of December 31, 2020) and by guarantees and promissory notes in the amount of R$ 14,051,237 as of September 30, 2021 (R$ 13,758,033 as of December 31, 2020).

The Company and its subsidiaries offer collateral in the form of letters of credit for commercial and legal proceedings in the amount of R$ 119,497 as of September 30, 2021 (R$ 129,139 as of December 31, 2020).

Some subsidiaries of Company issue collateral to financial institutions in connection with the amounts owed by some of their customers to such institutions (vendor financing) as follows:

	IPP
	09/30/2021	12/31/2020
Maximum amount of future payments related to these collaterals	466,096	330,944
Maturities of up to	49 months	46 months
Fair value of collaterals	8,797	5,496

If a subsidiary is required to make any payment under these collaterals, this subsidiary may recover the amount paid directly from its customers through commercial collection. Until September 30, 2021 the subsidiaries did not have losses in connection with these collaterals. The fair value of collaterals is recognized in current liabilities as “other payables”, which is recognized in the statement of profit or loss as customers settle their obligations with the financial institutions.

85

Ultrapar Participações S.A. and Subsidiaries

Notes to the Parent’s Separate and Consolidated Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

17. Trade payables

a. Trade payables

	Parent		Consolidated
	09/30/2021	12/31/2020	09/30/2021	12/31/2020
Domestic suppliers	21,901	16,870	2,631,602	2,306,398
Domestic suppliers – related parties (see Note 8.a.2)	-	-	8,081	5,102
Foreign suppliers	-	-	479,592	307,486
Foreign suppliers - related parties (see Note 8.a.2)	-	-	163,850	126,033
	21,901	16,870	3,283,125	2,745,019

b. Trade payables – reverse factoring

	Consolidated
	09/30/2021	12/31/2020
Domestic suppliers – reverse factoring	2,556,207	1,021,424
Domestic suppliers – reverse factoring - related parties (see Note 8.a.2)	172,211	61,989
Foreign suppliers – reverse factoring	352,573	212,220
	3,080,991	1,295,633

Some subsidiaries of the Company entered into agreements with a financial institutions. These agreements consist in the anticipation of the receipt of trade payables by the supplier, in which the financial institutions prepay a certain amount from the supplier and receives, on the maturity date the amount payable by the subsidiaries of the Company. The decision to join this type of transaction is solely and exclusively of the supplier. The agreement does not substantially change the main characteristics of the commercial conditions previously established between the subsidiaries of the Company and the suppliers. These transactions are presented in operating activities in the statements of cash flow.

Some Company’s subsidiaries acquire oil-based fuels and LPG from Petrobras and its subsidiaries and ethylene from Braskem S.A. These suppliers control almost all the markets for these products in Brazil.

18. Salaries and related charges

	Parent		Consolidated
	09/30/2021	12/31/2020	09/30/2021	12/31/2020
Provisions on salaries	15,229	7,886	273,137	195,286
Profit sharing, bonus and premium	20,396	27,779	179,544	184,306
Social charges	8,780	5,632	78,479	73,267
Others	429	1,103	17,843	15,771
	44,834	42,400	549,003	468,630

86

Ultrapar Participações S.A. and Subsidiaries

Notes to the Parent’s Separate and Consolidated Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

19. Taxes payable

	Parent		Consolidated
	09/30/2021	12/31/2020	09/30/2021	12/31/2020
ICMS	-	-	168,594	180,522
IPI	-	-	17,508	8,952
PIS and COFINS	444	569	5,907	13,187
ISS	47	49	44,340	38,328
Value-added tax (IVA) of foreign subsidiaries	-	-	22,766	27,322
Others	215	194	24,378	17,703
	706	812	283,493	286,014

20. Employee benefits and private pension plan (Consolidated)

a. ULTRAPREV - Associaçăo de Previdência Complementar

In February 2001 the Company’s Board of Directors approved the adoption of a defined contribution pension plan to be sponsored by the Company and its subsidiaries. Participating employees have been contributing to this plan, managed by Ultraprev - Associação de Previdência Complementar (“Ultraprev”), since August 2001. Under the terms of the plan, every year each participating employee chooses his or her basic contribution to the plan. Each sponsoring company provides a matching contribution in an amount equivalent to each basic contribution, up to a limit of 11% of the employee’s reference salary, according to the rules of the plan. As participating employees retire, they may choose to receive either (i) a monthly sum ranging between 0.3% and 1.0% of their respective accumulated fund in Ultraprev or (ii) a fixed monthly amount, which will exhaust their respective accumulated fund over a period of 5 to 35 years. The Company and its subsidiaries do not take responsibility for guaranteeing amounts or the duration of the benefits received by the retired employee.

In May 2020 the Deliberative Council of Ultraprev approved the use of the reversion fund in the amount of R$ 47,088, and in May 2021 the additional use in the amount of R$ 3,706. The amount of R$ 23,988 was used to deduct the sponsors’ normal contributions. The balance of R$ 26,806 on September 30, 2021 will be used to deduct normal sponsor contributions in a period up to 66 months depending on the sponsor.

For the nine-month period ended September 30, 2021, the subsidiaries contributed to Ultraprev with R$ 17,675, including the use of the reversion fund of R$ 12,968 (for the nine-month period ended September 30, 2021 the subsidiaries contributed to Ultraprev with R$ 15,924, including the use of the reversion fund of R$ 6,439, for the nine-month period ended September 30, 2020), which is recognized as expense in the income statement. The total number of participating employees as of September 30, 2021 was 6,690 active participants and 375 retired participants. In addition Ultraprev had 23 former employees receiving benefits under the rules of a previous plan whose reserves are fully constituted.

87

Ultrapar Participações S.A. and Subsidiaries

Notes to the Parent’s Separate and Consolidated Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

b. Post-employment benefits

The subsidiaries recognized a provision for post-employment benefits mainly related to seniority bonus, payment of Government Severance Indemnity Fund (“FGTS”), and health, dental care, and life insurance plan for eligible retirees.

The amounts related to such benefits were determined based on a valuation conducted by an independent actuary and reviewed by management as of September 30, 2021.

	Parent		Consolidated
	09/30/2021	12/31/2020	09/30/2021	12/31/2020
Health and dental care plan (1)	-	-	208,568	200,318
Indemnification of FGTS	2,824	2,527	53,769	53,952
Seniority bonus	-	-	12,949	16,336
Life insurance (1)	-	-	14,716	14,118
Total	2,824	2,527	290,002	284,724
Current	-	-	27,221	27,077
Non-current	2,824	2,527	262,781	257,647

(1) Only IPP, Tropical and Iconic.

21. Provision for asset retirement obligation – fuel tanks (Consolidated)

The provision corresponds to the legal obligation to remove the subsidiary IPP’s underground fuel tanks located at by Ipiranga-branded service stations after a certain use period (see Note 2.n).

Changes in the provision for asset retirement obligation are as follows:

Balance as of December 31, 2020	53,435
Additions (new tanks)	301
Expenditure with tanks removed	(2,186)
Accretion expense	3,725
Balance as of September 30, 2021	55,275
Current	4,512
Non-current	50,763

88

Ultrapar Participações S.A. and Subsidiaries

Notes to the Parent’s Separate and Consolidated Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

22. Provisions and contingencies (Consolidated)

a. Provisions for tax, civil, and labor risks

The Company and its subsidiaries are parties in tax, civil, environmental, regulatory, and labor disputes at the administrative and judiciary levels, which, when applicable, are backed by escrow deposits. Provisions for losses are estimated and updated by management based on the opinion of the Company’s legal department and its external legal advisors.

The table below demonstrates the breakdown of provisions by nature and its movement:

Provisions	Balance on 12/31/2020	Additions	Reversals	Payments	Interest	Balance on 09/30/2021
IRPJ and CSLL (a.1.1)	547,862	-	-	-	6,480	554,342
ICMS (c)	108,568	2,236	(82,149)	-	96	28,751
Civil, environmental and regulatory claims (a.2.1)	57,772	12,846	(5,805)	(7,789)	696	57,720
Labor litigation (a.3.1)	90,675	5,894	(2,004)	(12,383)	1,922	84,104
Others	93,168	71	(294)	-	573	93,518
Total	898,045	21,047	(90,252)	(20,172)	9,767	818,435
Current	43,660					21,273
Non-current	854,385					797,162

Some of the provisions above involve in whole or in part, escrow deposits.

Balances of escrow deposits are as follows:

	09/30/2021	12/31/2020
Tax matters	716,368	789,624
Labor litigation	56,778	57,603
Civil and others	95,224	102,569
Total – non-current assets	868,370	949,796

a.1 Provisions for tax matters

a.1.1 On October 7, 2005 the subsidiaries Cia. Ultragaz and Bahiana filed for and obtained a preliminary injunction to recognize and offset PIS and COFINS credits on LPG purchases, against other taxes levied by the RFB, notably IRPJ and CSLL. The decision was confirmed by a trial court on May 16, 2008. Under the preliminary injunction the subsidiaries made escrow deposits for these debits which amounted to R$ 529,857 as of September 30, 2021 (R$ 523,136 as of December 31, 2020). On July 18, 2014 a second instance unfavorable decision was published, and the subsidiaries suspended the escrow deposits, and started to pay income taxes from that date. To revert the court decision the subsidiaries presented a writ of prevention which was dismissed on December 30, 2014 and the subsidiaries appealed this decision on February 3, 2015. Appeals were also presented to the respective higher courts Superior Court of Justice (“STJ”) and Federal Supreme Court (“STF”) whose final trial are pending.

89

Ultrapar Participações S.A. and Subsidiaries

Notes to the Parent’s Separate and Consolidated Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

a.2 Provisions for civil, environmental and regulatory claims

a.2.1 The Company and its subsidiaries maintain provisions for lawsuits and administrative proceedings, mainly derived from contracts entered into with customers and former services providers, as well as proceedings related to environmental and regulatory issues in the amount of R$ 57,720 as of September 30, 2021 (R$ 57,772 as of December 31, 2020).

a.3 Provisions for labor matters

a.3.1 The Company and its subsidiaries maintain provisions of R$ 84,104 as of September 30, 2021 (R$ 90,675 as of December 31, 2020) for labor litigation filed by former employees and by employees of our service providers mainly contesting the non-payment of labor rights.

b. Contingent liabilities

The Company and its subsidiaries are parties in tax, civil, environmental, regulatory, and labor claims whose loss is assessed as possible (proceedings whose chance of loss is more than 25% and less or equal than 50%) by the Company and its subsidiaries’ legal departments, based on the opinion of its external legal advisors and, based on these assessments, these claims were not recognized in the financial statements. The estimated amount of this contingency is R$ 3,929,251 as of September 30, 2021 (R$ 3,236,982 as of December 31, 2020).

b.1 Contingent liabilities for tax matters and social security

The Company and its subsidiaries have contingent liabilities for tax matters and social security in the amount of R$ 2,875,726 as of September 30, 2021 (R$ 2,419,000 as of December 31, 2020), mainly represented by:

b.1.1 The subsidiary IPP and its subsidiaries have assessments invalidating the offset of excise tax (“IPI”) credits in connection with the purchase of raw materials used in the manufacturing of products which sales are not subject to IPI under the protection of tax immunity. The amount of this contingency is R$ 178,398 as of September 30, 2021 (R$ 176,390 as of December 31, 2020).

b.1.2 The subsidiary IPP and its subsidiaries have legal proceedings related to ICMS. The total amount involved in these proceedings, was R$ 1,051,575 as of September 30, 2021 (R$ 958.134 as of December 31, 2020). Such proceedings arise mostly of the disregard of ICMS credits amounting to R$ 277,807 as of September 30, 2021 (R$ 300,707 as of December 31, 2020), of which R$ 78,473 (R$ 92,687 as of December 31, 2020) refer to proportional reversal requirement of ICMS credits related to the acquisition of hydrated alcohol; of alleged non-payment in the amount of R$ 106,889 as of September 30, 2021 (R$ 98,157 as of December 31, 2020); of conditioned fruition of fiscal incentive in the amount of R$ 143,033 as of September 30, 2021 (R$ 119,894 as of December 31, 2020); of inventory differences in the amount of R$ 278,171 as of September 30, 2021 (R$ 269,581 as of December 31, 2020); and of fiscal equilibrium fund in the amount of R$ 59,063 related to the leftovers or faults due to temperature changes or product handling.

b.1.3 The subsidiary Oxiteno S.A. received, tax assessment notices referring to ICMS of the State of Bahia in the amount of R$ 138,492 on September 30, 2021, arising from alleged differences found in the inventory audit and divergences in the calculation of imported content that would imply an ICMS rate higher than applied by the subsidiary.

90

Ultrapar Participações S.A. and Subsidiaries

Notes to the Parent’s Separate and Consolidated Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

b.1.4 The Company and its subsidiaries are parties to administrative and judicial suits involving Income Tax, Social Security Contribution, PIS and COFINS, substantially about denials of offset claims and credits disallowance which total amount is R$ 849,960 as of September 30, 2020 (R$ 709,338 as of December 31, 2020), mainly represented by:

b.1.4.1 The subsidiary IPP received a tax assessment related to the IRPJ and CSLL resulting from the supposedly undue amortization of the goodwill paid on acquisition of a subsidiary, in the amount of R$ 215,936 as of September 30, 2021 (R$ 212,350 as of December 31, 2020), which includes the amount of the income taxes, interest and penalty. Management assessed the likelihood of the tax assessment, supported by the opinion of its legal advisors, as “possible”, and therefore did not recognize a provision for this contingent liability. Management assessed the likelihood of loss in this case as "possible", supported by the opinion of its legal advisors, and therefore did not recognize a provision for this contingent liability.

b.2 Contingent liabilities for civil, environmental and regulatory claims

The Company and its subsidiaries have contingent liabilities for civil, environmental and regulatory claims in the amount of R$ 791,167 as of September 30, 2021 (R$ 561,713 as of December 31, 2020), mainly represented by:

b.2.1 The subsidiary Cia. Ultragaz is party to an administrative proceeding before CADE based on alleged anti-competitive practices in the State of Minas Gerais in 2001. The CADE entered a decision against Cia. Ultragaz and imposed a penalty of R$ 34,162 as of September 30, 2021 (R$ 33,895 as of December 31, 2020). The imposition of such administrative decision was suspended by a court order and its merit is being judicially reviewed.

b.2.2 The subsidiary Cia. Ultragaz has lawsuits totaling the amount of R$ 234,322 (R$ 186,381 on December 31, 2020) filed by resellers seeking the declaration of nullity and termination of distribution contracts, in addition to indemnities for losses and damages.

b.2.3 The subsidiary IPP became party to two administrative proceedings filed by CADE, related to allegations of anti-competitive practices in the city of Joinville, State of Santa Catarina and in the Distrito Federal. The process related to the anti-competitive acts of Joinville, established in October 2015, is under judgment (until now two favorable votes and one unfavorable vote have been pronounced) while the lawsuit related to the Distrito Federal, from an administrative inquiry initiated in May 2012, which was converted into an administrative proceeding in June 2020, is in the stage of presentation of defense. Besides these, in April 2019, IPP received an administrative fine in the amount of R$ 40,693, for allegedly influencing uniform commercial conduct among fuel resellers around the city of Belo Horizonte, state of Minas Gerais. In this case, there was an option for the judicial discussion of the assessment and penalty applied, which has as last relevant movement the presentation of a reply by IPP, and it is certain that a decision has already been issued granting protection to suspend the enforceability of the fine. Management did not recognize a provision for these contingencies, supported by the opinion of external legal counsel that classified the probability of loss as remote. Management did not recognize a provision for these contingencies, supported by the opinion of external lawyers, who classify the likelihood of loss as remote.

91

Ultrapar Participações S.A. and Subsidiaries

Notes to the Parent’s Separate and Consolidated Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

b.2.4 On November 29, 2016 a technical opinion was issued by the Operational Support Center for Execution (Centro de Apoio Operacional à Execução – CAEX), a technical body linked to the São Paulo State Public Prosecutor (“MPE”), presenting a proposal of compensation for the alleged environmental damages caused by the fire on April 2nd, 2015 at the Santos Terminal of the subsidiary Ultracargo Logística. This technical opinion is non-binding, with no condemnatory or sanctioning nature, and will still be evaluated by the authorities and parties. The subsidiary disagrees with the methodology and the assumptions adopted in the proposal and is negotiating an agreement with the MPE and the Brazilian Federal Public Prosecutor (“MPF”), since the beginning of the investigation and currently there is no civil lawsuit filed on the matter. The negotiations relate to in natura repair of the any damages. Thus, on May 15, 2019, the subsidiary Ultracargo Logística signed a Partial Conduct Adjustment Commitment Agreement (“TAC”) in the amount of R$ 67,539 with the MPE and MPF to compensate for diffuse and collective damages of any kind arising from the fish mortality and the damage caused to the ichthyofauna. The negotiation on compensation for other alleged damages are still ongoing and once concluded, the payments related to the project costs may affect the future Company’s financial statements.

In the criminal sphere, the MPF denounced the subsidiary Ultracargo Logística, which was summoned and replied to the complaint on June 19, 2018. On September 12, 2019, at a hearing in the federal court of Santos, the MPF and Ultracargo Logística agreed, and the judicial authority approved, the conditional suspension of the criminal proceedings for a period of 2 years, when Ultracargo Logística shall then prove compliance with the execution of the Partial TAC signed, with the obligation of a complementary allocation of R$ 13,000 to TAC and the Fisheries Management Project, to obtain the definitive filing of the process. On February 4, 2021, the subsidiary paid the remaining balance referring to the TAC, without pending and/or additional financial obligation arising from such commitment assumed. In addition, as of September 30, 2021, there are contingent liabilities not recognized related to lawsuits in the amount of R$ 2,350 (R$ 4,428 as of December 31, 2020). Between December 31, 2020 and September 30, 2021, there were not extrajudicial claims.

b.3 Contingent liabilities for labor matters

The Company and its subsidiaries have contingent liabilities for labor matters in the amount of R$ 262,359 as of September 30, 2021 (R$ 256,269 as of December 31, 2020), mainly represented by:

b.3.1 The Petrochemical Industry Labor Union (Sindiquímica), of which the employees of Oxiteno S.A. and EMCA, companies located in the Camaçari Petrochemical Complex, are members, filed, in 1990, collective lawsuits against the subsidiaries, demanding the compliance of the fourth section of the collective labor agreement 1989/1990 (CCT 1989/1990), which provided for a salary, adjustment in lieu of the salary policies practiced. The collective actions against the subsidiaries, which have already become final, were judged in a favorable way to Oxiteno Nordeste and EMCA. At the same time, in 1990, there was the proposal for a collective agreement of, which appeared in the collective action, the Union of Employees and the Union of Companies (SINPEQ), discussing the same object (validity of the fourth clause of CCT 1989/1990). This action that transit judged only in October 2019, and remained unfavorable to SINPEQ, having the STF declared valid the fourth clause. During the process of collective agreement between the Unions, some companies in the Camaçari Petrochemical Complex signed an agreement with Sindiquímica. In October 2015 Sindiquímica filed enforcement lawsuits against Oxiteno Nordeste and, in 2017, EMCA, because these companies did not sign the agreement of 2010 with Sindiquímica. In addition to collective actions, individual claims containing the same object have been filed. In all the ongoing lawsuits whose object is the fourth clause, all applicable legal measures have been taken to defend companies and there are not new final decisions in addition to those judged in favor of companies in the 1990s.

92

Ultrapar Participações S.A. and Subsidiaries

Notes to the Parent’s Separate and Consolidated Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

c. Lubricants operation between IPP and Chevron

In the process of transaction of the lubricants' operation in Brazil between Chevron and subsidiary IPP (see Note 3.c of Interim Financial Information of 2018 filed on CVM February 20, 2019), it was agreed that each shareholder is responsible for any claims arising out of acts, facts or omissions that occurred prior to the transaction. The liability provisions of the Chevron shareholder in the amount of R$ 20,804 (R$ 101,663 as of December 31, 2020) are reflected in the consolidation of these financial statements. Additionally, in connection with the business combination, a provision in the amount of R$ 198,900 was recognized on December 1, 2017 due contingent liabilities, amounted to R$ 102,777 as of September 30, 2021 (R$ 102,777 as of December 31, 2020. The amounts of provisions of Chevron's liability recognized in the business combination will be reimbursed to subsidiary Iconic in the event of losses and an indemnity asset was hereby constituted in the same amount, without the need to establish a provision for uncollectible amounts.

Part of the provision of the Chevron related to the ICMS tax assessment (R$ 81,060), for the period from July 1996 to December 1997, was definitively extinguished through the payment made by the Chevron in the tax amnesty program, established by the Agreement ICMS/RJ No. 51/2020 (Decree/RJ No. 47,332/2020 and State Law of RJ No. 9,041/2020) on April 16, 2021.

The value of the provision of the Chevron in the amount of R$ 20,804, refers to: (i) R$ 17,024 ICMS assessments on sales for industrial purposes, in which the STF closed the judgment of the thesis unfavorably to taxpayers; (ii) R$ 3,498 labor claims and (iii) R$ 282 civil, regulatory and environmental claims.

93

Ultrapar Participações S.A. and Subsidiaries

Notes to the Parent’s Separate and Consolidated Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

23. Deferred revenue (Consolidated)

The subsidiaries of the Company have recognized the following deferred revenue:

	09/30/2021	12/31/2020
‘am/pm’ and Jet Oil franchising upfront fee (a)	-	814
Loyalty program “Km de Vantagens” (b)	-	15,424
Loyalty program “Clube Extrafarma” (b)	1,156	2,044
Total current	1,156	18,282

a. Franchising upfront fee

am/pm is the convenience stores chain of the Ipiranga service stations and Jet Oil is lubricant-changing and automotive service specialized network. On December 31, 2020, had 58 stores with initial deferred franchising upfront fee for am/pm and 45 stores for Jet Oil, which had their performance obligations fulfilled during the current year. For more information see Note 2.a.

b. Loyalty programs

The loyalty program called Km de Vantagens (www.kmdevantagens.com.br) under which registered customers are rewarded with points when they buy products in several partners, including the Ipiranga’s service station, was transferred to Abastece aí (www.abasteceai.com.br). The subsidiary IPP remains a partner in the program, offering cashback to its customers based on the limits negotiated under the terms of the partnership, where, after the customer meet the requirements for the right to the benefit, Abastece aí immediately credits the amount to the customer's virtual wallet and charges IPP, which reimburses Abastece aí and recognizes the same amount as reduction in sales.

Subsidiary Extrafarma has a loyalty program called Clube Extrafarma (www.clubeextrafarma.com.br) under which registered customers are rewarded with points when they buy products at its drugstore chain. The customers may exchange these points, during the period of six months, for discounts in products at its drugstore chain, recharge credit on a mobile phone, and prizes offered by partners Multiplus Fidelidade and Ipiranga, through Km de Vantagens. Points received by Extrafarma’s customers are recognized as a reduction of revenue from sales and services.

Deferred revenue is estimated based on the fair value of the points granted, considering the value of the prizes and the expected redemption of these points. For more information on deferred revenue from loyalty program, see Note 2.a.

94

Ultrapar Participações S.A. and Subsidiaries

Notes to the Parent’s Separate and Consolidated Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

24. Subscription warrants – indemnification

Because of the association between the Company and Extrafarma on January 31, 2014, 7 subscription warrants – indemnification could be issued, corresponding to up to 6,411,244 shares of the Company. The subscription warrants – indemnification may be exercised beginning 2020 by the former shareholders of Extrafarma and are adjusted according to the changes in the amounts of provisions for tax, civil, and labor risks and contingent liabilities related to the period prior to January 31, 2014. The subscription warrants – indemnification’s fair value is measured based on the share price of Ultrapar (UGPA3) and is reduced by the dividend yield until 2020, since the exercise is possible only from 2020, and they are not entitled to dividends while they are not converted into shares.

On February 19, 2020, August 12, 2020, February 24, 2021 and August 11, 2020, the Company’s Board of Directors confirmed, the issuance of, respectively, 2,108,542, 86,978, 70,939 and 31,032 common shares within the authorized capital limit provided by the art. 6 of the Bylaws, due to the partial exercise of the rights conferred by the subscription warrants issued by the Company when the merger of all Extrafarma shares by the Company, approved by the extraordinary general meeting of the Company held in January 31, 2014.

In the association agreement between the Company and Extrafarma on January 31, 2014 and due to the unfavorable decisions of some processes with triggering events prior to January 31, 2014, 578,538 shares linked to the subscription warrants – indemnification were canceled and not issued. On September 30, 2021, 3,530,257 shares were retained linked to subscription warrants – indemnification which will be issued or canceled according as the final decision of the processes are favorable or unfavorable, respectively, being this the maximum number of shares that can be issued in the future, totaling R$ 52,036.

25. Equity

a. Share capital

On September 30, 2021 the subscribed and paid-in capital stock consists of 1,115,107,683 (1,115,005,712 as of December 31, 2020) common shares with no par value and the issuance of preferred shares and participation certificates is prohibited. Each common share entitles its holder to one vote at Shareholders’ Meetings.

The price of the outstanding shares as of September 30, 2021, on B3 was R$ 14.74 (R$ 23.74 as of December 31, 2020).

On February 19, 2020, August 12, 2020, February 24, 2021 and August 11, 2021, the Board of Directors confirmed the issuance of 2,108,542, 86,978, 70,939 and 31,032 common shares, respectively, with the same rights attributed to the other shares of the Company already issued, due to the partial exercise of the rights conferred by the subscription warrants – indemnification into shares by the Company in the merger of Extrafarma shares. For more information on the changes in share capital, see Note 24.

As of September 30, 2021 there were 50,374,275 common shares outstanding abroad in the form of ADRs (47,413,094 shares as of December 31, 2020).

95

Ultrapar Participações S.A. and Subsidiaries

Notes to the Parent’s Separate and Consolidated Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

On April 10, 2019 the Company’s extraordinary and annual general meeting approved the stock split of common shares issued by Ultrapar, at a ratio of one currently existing share to two shares of the same class and type as well as the changing of the number of shares in which the capital stock of the Company is divided. The stock split approved herein shall not imply in any change in the Ultrapar’s capital stock. The new shares and ADRs resulting from the stock split approved herein are of the same class and type and granted to its holders the same rights of the current shares and ADRs.

b.  Equity instrument granted

The Company has a share-based incentive plan, which establishes the general terms and conditions for the concession of common shares issued by the Company held in treasury (see Note 8.c).

c.  Treasury shares

The Company acquired its own shares at market prices, without capital reduction, to be held in treasury and to be subsequently disposed of or cancelled, in accordance with CVM Instructions 10, issued on February 14, 1980 and 268, issued on November 13, 1997.

As of September 30, 2021, 24,739,626 common shares (24,739,626 as of December 31, 2020) were held in the Company's treasury, acquired at an average cost of R$ 19.77.

d.  Capital reserve

The capital reserve reflects the gain on the transfer of shares at market price used in the Deferred Stock Plan granted to executives of the subsidiaries of the Company, as mentioned in Note 8.c.

Because of Extrafarma’s association in 2014 the Company recognized an increase in the capital reserves in the amount of R$ 498,812, due to the difference between the value attributable to share capital and the market value of the Ultrapar shares on the date of issuance, deducted by R$ 2,260 related to the incurred costs directly attributable to issuing new shares. Additionally, on February 19, 2020, August 12, 2020, February 24, 2021 and August 11, 2021, there was an increase in the reserve in the amount of R$ 53,072, R$ 1,691, R$ 1,371 and R$ 448, respectively, due to the partial exercise of the subscription warrants – indemnification (see note 24).

e.  Revaluation reserve

The revaluation reserve, recognized prior to the adoption of the international accounting standards (CPC / IFRS) instituted by Law 11,638/07, reflects the revaluation of assets of subsidiaries and is based on depreciation, write-off, or disposal of the revalued assets of the subsidiaries, as well as the tax effects recognized by these subsidiaries.

96

Ultrapar Participações S.A. and Subsidiaries

Notes to the Parent’s Separate and Consolidated Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

f.  Profit reserves

f.1 Legal reserve

Under Brazilian Corporate Law, the Company is required to allocate 5% of net annual earnings to a legal reserve, until the balance reaches 20% of share capital. As of September 30, 2021, the legal reserve totaled R$ 750,010. This reserve may be used to increase capital or to absorb losses but may not be distributed as dividends.

f.2 Investments reserve

In compliance with Article 194 of the Brazilian Corporate Law and Article 54.b) of the Bylaws this reserve is aimed to protect the integrity of the Company’s assets and to supplement its capital stock, in order to allow new investments to be made. As provided in its Bylaws, the Company may allocate up to 50% of the annual net income, after deducting the legal reserve, to the investments reserve, up to the limit of 100% of the share capital.

The investments reserve is free of distribution restrictions and totaled R$ 3,658,265 as of September 30, 2021 (R$ 3,658,265 as of December 31, 2020).

g.  Other comprehensive income

g.1 Valuation adjustments

(i)    Gains and losses on the hedging instruments of exchange rate related to firm commitment and highly probable transactions designated as cash flows hedges are recognized in equity as “valuation adjustments”. Gains and losses are reclassified to initial cost of non-financial assets recognized in statements of profit or loss at the moment of paid off of the hedge instrument.

(ii)   The differences between the fair value of financial investments measured at fair value through other comprehensive income and the initial amount of financial investments plus the earned income and the foreign currency exchange variation are recognized in equity as valuation adjustments. Gains and losses are reclassified to statements of profit or loss when the financial investment is paid off.

(iii)  Actuarial gains and losses relating to post-employment benefits, calculated based on a valuation conducted by an independent actuary, are recognized in equity under the title “valuation adjustments”. Actuarial gains and losses recorded in equity are not reclassified to profit or loss in subsequent periods.

(iv)   The Company also recognizes in this item the effect of changes in the non-controlling interest in subsidiaries that do not result in loss of control. This amount corresponds to the difference between the amount by which the non-controlling interest was adjusted and the fair value of the consideration received or paid and represents a transaction with shareholders.

97

Ultrapar Participações S.A. and Subsidiaries

Notes to the Parent’s Separate and Consolidated Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

Balance and changes in valuation adjustments of the Company are as follows:

	Fair value of cash flow hedging instruments (i)	Fair value of financial instruments (ii)	Actuarial (loss) gain of post-employment benefits (iii)	Non-controlling shareholders interest change (iv)	Total
Balance as of December 31, 2020	(609,277)	269	(53,351)	197,369	(464,990)
Changes in fair value of financial instruments	23,784	(1,783)	-	-	22,001
IRPJ and CSLL on fair value	(7,302)	-	-	-	(7,302)
Actuarial gain of post-employment benefits of subsidiaries, net	-	-	679	-	679
Balance as of September 30, 2021	(592,795)	(1,514)	(52,672)	197,369	(449,612)

	Fair value of cash flow hedging instruments (i)	Fair value of financial instruments (ii)	Actuarial gain (loss) of post-employment benefits (iii)	Non-controlling shareholders interest change (iv)	Total
Balance as of December 31, 2019	(296,132)	205	(47,759)	197,369	(146,317)
Changes in fair value of financial instruments	(743,922)	238	-	-	(743,684)
IRPJ and CSLL on fair value	253,200	-	-	-	253,200
Balance as of September 30, 2020	(786,854)	443	(47,759)	197,369	(636,801)

g.2 Cumulative translation adjustments

The change in exchange rates on assets, liabilities, and income of foreign subsidiaries that have functional currency other than the presentation currency of the Company and an independent management (see Note 2.s.1) and the exchange rate variation on notes in the foreign market, net of income taxes (see Note 33.h.3) is directly recognized in the equity. This cumulative effect is reflected in profit or loss as a gain or loss only in case of disposal or write-off of the investment.

Balance and changes in cumulative translation adjustments of the Company are as follows:

	09/30/2021	09/30/2020
Initial balance	231,596	102,427
Currency translation adjustment of foreign subsidiaries	47,455	299,625
Effect of foreign currency exchange rate variation on financial instruments	(23,057)	(152,950)
IRPJ and CSLL on foreign currency exchange rate variation on financial instruments	7,839	52,003
Final balance	263,833	301,105

98

Ultrapar Participações S.A. and Subsidiaries

Notes to the Parent’s Separate and Consolidated Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

h.  Dividends and allocation of net income

The shareholders of the Company are entitled under the Bylaws to a minimum annual dividend of 50% of adjusted net income, after allocation of 5% to the legal reserve, calculated in accordance with Brazilian Corporate Law. The dividends and interest on equity in excess of the obligation established in the Bylaws are recognized in equity until the Shareholders approve them. The proposed dividends payable that refers of the exercise of 2020, the amount of which on as of December 31, 2020 totaled R$ 479,748 (R$ 0.44 – forty-four cents of Brazilian Real per share), were approved by the Board of Directors on February 24, 2021, and were paid from March 12, 2021. On August 11, 2021, the interim dividends were approved in the amount of R$ 218,074 (R$ 0.20 – twenty cents per share), paid on August 27, 2021.

Balances and changes in dividends payable are as follows:

	Parent	Consolidated
Balance as of December 31, 2020	439,094	442,133
Provisions	273,465	283,880
Prescribed dividends	(7,137)	(7,137)
Payments	(694,366)	(705,637)
Balance as of September 30, 2021	11,056	13,239

26. Net revenue from sale and services (Consolidated)

	09/30/2021	09/30/2020
Gross revenue from sale	88,140,406	61,874,881
Gross revenue from services	784,634	679,488
Sales taxes	(3,324,218)	(3,068,529)
Discounts and sales returns	(1,030,727)	(1,237,466)
Amortization of contractual assets with customers (see Note 11)	(199,757)	(224,441)
Deferred revenue (see Note 23)	17,126	1,517
Net revenue from sales and services	84,387,464	58,025,450

99

Ultrapar Participações S.A. and Subsidiaries

Notes to the Parent’s Separate and Consolidated Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

27. Costs and expenses by nature

The Company presents its costs and expenses by function in the consolidated statement of profit or loss and presents below its expenses by nature:

	Parent		Consolidated
	09/30/2021	09/30/2020	09/30/2021	09/30/2020
Raw materials and materials for use and consumption	-	‐	78,514,559	52,686,638
Personnel expenses	118,532	108,039	1,847,645	1,647,883
Freight and storage	-	‐	980,382	1,030,089
Depreciation and amortization	6,046	1,877	749,843	698,363
Amortization of right-of-use assets	4,501	3,238	264,696	242,147
Advertising and marketing	16	278	71,698	114,059
Services provided by third parties	80,646	17,800	400,632	236,358
Other expenses	17,760	12,506	137,996	201,794
Allocation of SSC/Holding expenses	(207,661)	(143,738)	-	-
Total	19,840	-	82,967,451	56,857,331
Classified as:
Cost of products and services sold	-	-	79,376,849	53,925,516
Selling and marketing	-	-	2,151,038	1,854,841
General and administrative	19,840	-	1,439,564	1,076,974
Total	19,840	-	82,967,451	56,857,331

28. Gain (loss) on disposal of PP&E and intangibles and impairment (Consolidated)

The gain or loss is determined as the difference between the selling price and residual book value of the investment, PP&E, and intangible asset. For the nine-month period ended September 30, 2021 the gain was R$ 58,185 (gain of R$ 35,926 for the nine-month period ended September 30, 2020), represented primarily from sale of PP&E. Additionally, on June 30, 2021, considering the transaction mentioned in Note 3.c.1, the Company recognized a provision for impairment of assets of the interest in the subsidiary Extrafarma in the amount of R$ 394,675.

100

Ultrapar Participações S.A. and Subsidiaries

Notes to the Parent’s Separate and Consolidated Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

29. Other operating income, net (Consolidated)

	09/30/2021	09/30/2020
Other operating income, net:
Commercial partnerships (1)	22,614	19,813
Merchandising (2)	18,473	22,147
Extraordinary tax credits (3)	170,942	138,120
Property rental (4)	22,759	21,867
Revenue from miscellaneous services (administrative, commercial and IT services)	75,543	68,497
Insurance indemnity (7)	20,739	-
Contractual fine and gas voucher	13,493	12,303
Others	5,802	-
	350,365	282,747
Other operating expenses, net:
Property rental (4)	(71,110)	(69,988)
Taxes on other operating income (5)	(18,494)	(19,487)
Fines for tax infractions	(2,840)	(5,603)
Decarbonization obligation (6)	(111,220)	(66,374)
Others	(45,216)	(7,048)
	(248,880)	(168,500)
Other operating income, net	101,485	114,247

(1) Refers to contracts with service providers and suppliers, which establish trade agreements for convenience stores and gas stations.

(2) Refers to contracts with suppliers of convenience stores, which establish, among other agreements, promotional campaigns.

(3) Refers substantially to PIS and COFINS credits (see Note 7.a.3), registered in the second and third quarters of 2021 and in the first quarter of 2020.

(4) Refers to Ipiranga’s income and expenses with property rentals and sublease, especially for establishment of own gas stations, linked to contractual requirements for the preservation of the brand.

(5) Refers substantially to ICMS, ISS, PIS and COFINS.

(6) Refers to the obligation adopted by the RenovaBio to set decarbonization targets for its sector.

(7) Refers to reimbursement of claim of subsidiary Oleoquímica.

101

Ultrapar Participações S.A. and Subsidiaries

Notes to the Parent’s Separate and Consolidated Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

30. Finance income (Expense)

	Parent		Consolidated
	09/30/2021	09/30/2020	09/30/2021	09/30/2020
Finance income:
Interest on financial investments	23,122	33,646	83,927	110,314
Interest from customers	-	-	81,169	106,796
Changes in subscription warrants – indemnification (see Note 24)	32,490	-	32,490	-
Selic interest on extraordinary PIS/COFINS credits (see Note 7.a.3)	-	-	133,809	82,429
Other finance income	188	204	7,707	7,274
	55,800	33,850	339,102	306,813
Finance expenses:
Interest on loans	(14,801)	(29,551)	(362,801)	(281,010)
Interest on debentures	(46,369)	(44,686)	(147,530)	(250,156)
Interest on leases payable	(2,425)	(3,416)	(126,788)	(109,994)
Bank charges, financial transactions tax, and other charges	(1,591)	(1,452)	(79,983)	(62,272)
Exchange variation, net of gains and losses with derivative financial instruments	-	-	(239,595)	3,162
Changes in subscription warranty – indemnification (see Note 24)	-	(1,322)	-	(1,322)
Interest of provisions and other expenses	-	-	(14,854)	(11,047)
	(65,186)	(80,427)	(971,551)	(712,639)
Finance income (expense)	(9,386)	(46,577)	(632,449)	(405,826)

102

Ultrapar Participações S.A. and Subsidiaries

Notes to the Parent’s Separate and Consolidated Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

31. Earnings per share (Parent and Consolidated)

The table below presents a reconciliation of numerators and denominators used in computing earnings per share. The Company has a deferred stock plan and subscription warrants – indemnification, as mentioned in Notes 8.c and 24, respectively.

	09/30/2021	09/30/2020
Basic earnings per share
Net income for the year of the Company	470,286	467,358
Weighted average shares outstanding (in thousands)	1,090,340	1,089,170
Basic earnings per share – R$	0.4313	0.4291
Diluted earnings per share
Net income for the year of the Company	470,286	467,358
Weighted average shares outstanding (in thousands), including dilution effects	1,096,801	1,095,727
Diluted earnings per share – R$	0.4288	0.4265
Weighted average shares outstanding (in thousands)
Weighted average shares outstanding for basic per share	1,090,340	1,089,170
Dilution effect
Subscription warrants – indemnification	3,559	3,782
Deferred stock plan	2,902	2,775
Weighted average shares outstanding for diluted per share	1,096,801	1,095,727

Earnings per share were adjusted retrospectively by the issuance of 2,297,491 common shares due to the partial exercise of the rights conferred by the subscription warrants disclosed in note 24.

32. Segment information

The Company operates six main business segments: gas distribution, fuel distribution, chemicals, storage, drugstores and digital payments. The gas distribution segment (Ultragaz) distributes LPG to residential, commercial, and industrial consumers, especially in the South, Southeast, and Northeast regions of Brazil. The fuel distribution segment (Ipiranga) operates the distribution and marketing of gasoline, ethanol, diesel, fuel oil, kerosene, natural gas for vehicles, and lubricants and related activities throughout all the Brazilian territory. The chemicals segment (Oxiteno) produces ethylene oxide and its main derivatives and fatty alcohols, which are raw materials used in the home and personal care, agrochemical, paints, varnishes, and other industries. The storage segment (Ultracargo) operates liquid bulk terminals, especially in the Southeast and Northeast regions of Brazil. The drugstores segment (Extrafarma) trades pharmaceutical, hygiene, and beauty products through its own drugstore chain in the North, Northeast and Southeast regions of the country. The digital payments segment (Abastece aí) offers digital payments services, combining the “abastece aí” app and the loyalty program “Km de Vantagens”. The segments shown in the financial statements are strategic business units supplying different products and services. Intersegment sales are at prices similar to those that would be charged to third parties.

103

Ultrapar Participações S.A. and Subsidiaries

Notes to the Parent’s Separate and Consolidated Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

a. Financial information related to segments

The main financial information of each of the Company’s segments are stated as follows:

	09/30/2021
Income	Ipiranga	Ultragaz	Oxiteno	Ultracargo	Extrafarma	Abastece aí	Subtotal	Others	Elimination	Total
							Segments	(1) (2)
Net revenue from sales and services	70,322,561	7,062,956	5,090,252	525,702	1,487,107	57,456	84,546,034	20,015	(178,585)	84,387,464
Transactions with third parties	70,322,506	7,059,476	5,071,858	384,220	1,487,107	57,456	84,382,623	4,841	-	84,387,464
Intersegment transactions	55	3,480	18,394	141,482	-	-	163,411	15,174	(178,585)	-
Cost of products and services sold	(68,106,819)	(6,279,996)	(3,909,391)	(207,753)	(1,032,083)	-	(79,536,042)	54	159,139	(79,376,849)
Gross profit	2,215,742	782,960	1,180,861	317,949	455,024	57,456	5,009,992	20,069	(19,446)	5,010,615
Operating income (expenses)
Selling and marketing	(1,006,060)	(315,547)	(337,721)	(6,283)	(438,177)	(42,673)	(2,146,461)	(4,577)	-	(2,151,038)
Expected reversion (losses) on doubtful accounts	24,603	(13,686)	(182)	53	4	-	10,792	-	-	10,792
General and administrative	(544,698)	(150,701)	(365,930)	(93,938)	(81,863)	(76,312)	(1,313,442)	(145,568)	19,446	(1,439,564)
Gain (loss) on disposal of property, plant and equipment and intangibles	55,416	2,533	149	2	150	(2)	58,248	(63)	-	58,185
Impairment	-	-	-	-	(394,675)	-	(394,675)	-	-	(394,675)
Other operating income, net	59,099	10,275	23,751	4,038	11	3,563	100,737	748	-	101,485
Operating income before finance income (expenses) and share of profit (loss) of subsidiaries, joint ventures and associates	804,102	315,834	500,928	221,821	(459,526)	(57,968)	1,325,191	(129,391)	-	1,195,800
Share of profit (loss) of subsidiaries, joint ventures and associates	(1,269)	40	119	683	-	-	(427)	(21,596)	-	(22,023)
Operating income before finance income (expenses) and income and social contribution taxes	802,833	315,874	501,047	222,504	(459,526)	(57,968)	1,324,764	(150,987)	-	1,173,777
Depreciation of PP&E and amortization of intangible assets charges	244,045	156,079	206,107	55,902	59,096	10,375	731,604	18,239	-	749,843
Amortization of contractual assets with customers – exclusive rights	198,572	1,185	-	-	-	-	199,757	-	-	199,757
Amortization of right-of-use assets	137,437	34,113	16,039	16,390	55,945	195	260,119	4,577	-	264,696
Total of depreciation and amortization	580,054	191,377	222,146	72,292	115,041	10,570	1,191,480	22,816	-	1,214,296

104

Ultrapar Participações S.A. and Subsidiaries

Notes to the Parent’s Separate and Consolidated Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

	09/30/2020
Income	Ipiranga	Ultragaz	Oxiteno	Ultracargo	Extrafarma	Abastece aí	Subtotal	Others	Elimination	Total
							Segments	(1) (2)
Net revenue from sales and services	47,017,149	5,439,739	3,733,888	478,191	1,469,473	3,893	58,142,333	36,594	(153,477)	58,025,450
Transactions with third parties	47,016,984	5,436,202	3,722,534	376,127	1,469,473	3,893	58,025,213	237	-	58,025,450
Intersegment transactions	165	3,537	11,354	102,064	-	-	117,120	36,357	(153,477)	-
Cost of products and services sold	(45,195,523)	(4,602,045)	(3,002,328)	(196,174)	(1,035,790)	-	(54,031,860)	165	106,179	(53,925,516)
Gross profit	1,821,626	837,694	731,560	282,017	433,683	3,893	4,110,473	36,759	(47,298)	4,099,934
Operating income (expenses)
Selling and marketing	(833,551)	(296,971)	(281,127)	(5,424)	(431,842)	(2,396)	(1,851,311)	(3,530)	-	(1,854,841)
Expected reversion (losses) on doubtful accounts	(12,472)	(18,153)	1,293	348	(94)	-	(29,078)	-	-	(29,078)
General and administrative	(390,496)	(134,199)	(312,341)	(90,724)	(64,676)	(30,305)	(1,022,741)	(101,531)	47,298	(1,076,974)
Gain (loss) on disposal of property, plant and equipment and intangibles	33,362	5,952	(605)	(447)	(2,336)	-	35,926	-	-	35,926
Other operating income, net	20,822	7,127	73,995	11,159	(656)	-	112,447	1,800	-	114,247
Operating income before finance income (expenses) and share of profit (loss) of subsidiaries, joint ventures and associates	639,291	401,450	212,775	196,929	(65,921)	(28,808)	1,355,716	(66,502)	-	1,289,214
Share of profit (loss) of subsidiaries, joint ventures and associates	848	(48)	595	574	-	-	1,969	(32,484)	-	(30,515)
Operating income before finance income (expenses) and income and social contribution taxes	640,139	401,402	213,370	197,503	(65,921)	(28,808)	1,357,685	(98,986)	-	1,258,699
Depreciation of PP&E and amortization of intangible assets charges	229,773	142,356	194,397	48,659	62,491	6,708	684,384	13,979	-	698,363
Amortization of contractual assets with customers – exclusive rights	223,217	1,224	-	-	-	-	224,441	-	-	224,441
Amortization of right-of-use assets	131,145	29,792	9,638	14,351	53,675	15	238,616	3,531	-	242,147
Total of depreciation and amortization	584,135	173,372	204,035	63,010	116,166	6,723	1,147,441	17,510	-	1,164,951

 (1) Includes in the line “General and administrative” and revenue on disposal of PP&E and intangibles the amount of R$ 108,882 in 2021 (R$ 67,386 in 2020) of expenses related to Ultrapar's holding structure, including the Presidency, Financial Board, Legal Board, Board of Directors and Fiscal Council, Risk, Compliance and Audit Board and Sustainability Board.

(2) The “Others” column consists of financial income and expenses, income tax and social contribution of the segments, the parent company Ultrapar and the subsidiaries Serma, Imaven Imóveis Ltda. (“Imaven”), Ultrapar International, UVC Investimentos, UVC - Fundo de investimento and equity of joint ventures of ConectCar and RPR.

105

Ultrapar Participações S.A. and Subsidiaries

Notes to the Parent’s Separate and Consolidated Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

	09/30/2021
Cash flow	Ipiranga	Ultragaz	Oxiteno	Ultracargo	Extrafarma	Abastece aí	Subtotal	Others	Elimination	Total
							Segments	(3)
Acquisition of property, plant, and equipment	210,197	268,300	149,689	234,035	13,178	552	875,951	1,788	-	877,739
Acquisition of intangible assets	200,421	17,231	13,740	8,710	13,957	25,219	279,278	97	-	279,375
Payments of contractual assets with customers – exclusive rights	222,623	-	-	-	-	-	222,623	-	-	222,623

	09/30/2020
Cash flow	Ipiranga	Ultragaz	Oxiteno	Ultracargo	Extrafarma	Abastece aí	Subtotal	Others	Elimination	Total
							Segments	(3)
Acquisition of property, plant, and equipment	142,586	183,788	122,644	116,037	13,279	388	578,722	8,365	-	587,087
Acquisition of intangible assets	50,983	23,198	5,716	216	15,162	-	95,275	17,060	-	112,335
Payments of contractual assets with customers – exclusive rights	291,953	4,812	-	-	-	-	296,765	-	-	296,765

	09/30/2021
Assets	Ipiranga	Ultragaz	Oxiteno	Ultracargo	Extrafarma	Abastece aí	Subtotal	Others	Elimination	Total
							Segments	(3)
Total assets (excluding intersegment transactions)	19,993,116	3,176,075	9,326,104	2,650,447	1,475,416	116,620	36,737,778	634,557	-	37,372,335

	12/31/2020
Assets	Ipiranga	Ultragaz	Oxiteno	Ultracargo	Extrafarma	Abastece aí	Subtotal	Others	Elimination	Total
							Segments	(3)
Total assets (excluding intersegment transactions)	18,761,207	2,927,061	8,892,850	2,197,675	1,845,038	85,787	34,709,618	1,540,544	-	36,250,162

(3) The “Others” column comprises the parent company Ultrapar (including goodwill from certain acquisitions) and the subsidiaries Serma, Imaven, Ultrapar International, UVC Investimentos and UVC - Fundo de investimento.

106

Ultrapar Participações S.A. and Subsidiaries

Notes to the Parent’s Separate and Consolidated Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

	09/30/2021	09/30/2020
Income before financial result, income and social contribution taxes	1,173,777	1,258,699
Financial result, net	(632,449)	(405,826)
Income before income and social contribution taxes	541,328	852,873
Additions to PP&E and intangible assets (excluding intersegment account balances):
Ultragaz	285,531	206,986
Ipiranga	293,380	200,113
Oxiteno	164,171	131,906
Ultracargo	244,180	118,268
Extrafarma	27,135	28,441
Abastece aí	2,963	388
	1,017,360	686,102
Others (1)	24,692	25,425
Total additions to PP&E and intangible assets, excluding decarbonization credits (see Notes 14 and 15)	1,042,052	711,527
Decarbonization credits (see Note 15)	121,908	-
Asset retirement obligation – fuel tanks (see Note 21)	(301)	(122)
Provision for demobilization of machinery and equipment	24	(406)
Capitalized borrowing costs	(6,569)	(11,577)
Total investments in PP&E and intangible assets (cash flow)	1,157,114	699,422
Addition on contractual assets with customers – exclusive rights (see Note 11):
Ipiranga	420,538	431,913
Ultragaz	-	4,812
Total	420,538	436,725

(1) The “Others” column comprises the parent company Ultrapar (including goodwill from certain acquisitions) and the subsidiaries Serma, Imaven, Ultrapar International, UVC Investimentos and UVC – Fundo de investimento.

107

Ultrapar Participações S.A. and Subsidiaries

Notes to the Parent’s Separate and Consolidated Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

b. Geographic area information

The right-of-use assets, PP&E and intangible assets of the Company and its subsidiaries are located in Brazil, except those related to Oxiteno’ plants abroad, as shown below:

	09/30/2021	12/31/2020
United States of America	1,158,529	1,152,876
Mexico	151,433	163,042
Uruguay	93,554	90,347
	1,403,516	1,406,265

The subsidiaries generate revenue from operations in Brazil, United Stated of America, Mexico and Uruguay, as well as from exports of products to foreign customers, as disclosed below:

	09/30/2021	09/30/2020
Net revenue from sale and services:
Brazil	82,617,693	56,622,321
United States of America and Canada	576,584	445,594
Argentina	504,998	333,024
Other Latin American countries	224,520	124,572
Mexico	201,144	179,287
Far East	49,922	75,979
Europe	144,032	117,597
Uruguay	17,430	49,937
Others	51,141	77,139
Total	84,387,464	58,025,450

Sales to the foreign market are made substantially by the Oxiteno.

108

Ultrapar Participações S.A. and Subsidiaries

Notes to the Parent’s Separate and Consolidated Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

33. Risks and financial instruments (Consolidated)

a. Risk management and financial instruments – governance

The main risks to which the Company and its subsidiaries are exposed reflect strategic/operational and economic/financial aspects. Operational/strategic risks (including, but not limited to, demand behavior, competition, technological innovation, and material changes in the industry structure) are addressed by the Company’s management model. Economic/financial risks primarily reflect default of customers, behavior of macroeconomic variables, such as exchange and interest rates, as well as the characteristics of the financial instruments used by the Company and its subsidiaries and their counterparties. These risks are managed through control policies, specific strategies, and the establishment of limits.

The Company has a policy for the management of resources, financial instruments, and risks approved by its Company’s Board of Directors (“Policy”). In accordance with the Policy, the main objectives of financial management are to preserve the value and liquidity of financial assets and ensure financial resources for the development of the business, including expansions. The main financial risks considered in the Policy are market risks (currencies, interest rates and commodities), liquidity and credit. The governance of the management of financial risks follows the segregation of duties below:

The execution of the Policy has done by corporate financial board, through its treasury department, with the assistance of the accounting, legal and tax departments.

The monitoring of compliance of the Policy and possible issues is the responsibility of the Risk and Investment Committee, (“Committee”), which is composed of Chief Financial Officer (“CFO”), Treasury Director, Controller and other directors designated by the CFO and which meet quarterly. The monthly monitoring of Policy standards is responsibility of the CFO.

Approval of the Policy and the periodic assessment of Company exposure to financial risks are subject to the approval of the Company’s Board of Directors of Ultrapar.

The Audit and Risks Committee advises the Company’s Board of Directors in the assessment of controls, management and exposure of financial risks and revision of Policy. The Risk, Compliance and Audit board monitors of standards compliance of the Policy and reports to the Audit and Risks Committee the risks exposure and compliance or noncompliance of the Policy.

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Ultrapar Participações S.A. and Subsidiaries

Notes to the Parent’s Separate and Consolidated Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

b. Currency risk

Most transactions of the Company, through its subsidiaries, are located in Brazil and therefore, the reference currency for risk management is the Brazilian Real. Currency risk management is guided by neutrality of currency exposures and considers the risks of the Company and its subsidiaries and their exposure to changes in exchange rates. The Company considers as its main currency exposures the changes in assets and liabilities in foreign currency.

The Company and its subsidiaries use exchange rate hedging instruments (especially between the Brazilian Real and the U.S. dollar) available in the financial market to protect their assets, liabilities, receipts, and disbursements in foreign currency and net investments in foreign operations. Hedge is used in order to reduce the effects of changes in exchange rates on the Company´s income and cash flows in Brazilian Reais within the exposure limits under its Policy. Such foreign exchange hedging instruments have amounts, periods, and rates substantially equivalent to those of assets, liabilities, receipts, and disbursements in foreign currencies to which they are related.

Assets and liabilities in foreign currencies are stated below, translated into Brazilian Reais:

b.1 Assets and liabilities in foreign currencies

	09/30/2021	12/31/2020
Assets in foreign currency
Cash, cash equivalents and financial investments in foreign currency (except hedging instruments)	1,721,256	1,413,276
Foreign trade receivables, net of allowance for doubtful accounts and advances to foreign customers	449,386	307,829
Other assets	2,088,369	1,767,626
	4,259,011	3,488,731
Liabilities in foreign currency
Financing in foreign currency, gross of transaction costs and discount	(8,990,477)	(9,246,707)
Payables arising from imports, net of advances to foreign suppliers	(988,916)	(633,013)
	(9,979,393)	(9,879,720)
Foreign currency hedging instruments	4,206,164	4,837,554
Net liability position – total	(1,514,218)	(1,553,435)
Net (liability) asset position – income statement effect	(342,182)	186,306
Net liability position – equity effect	(1,172,036)	(1,739,741)

110

Ultrapar Participações S.A. and Subsidiaries

Notes to the Parent’s Separate and Consolidated Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

b.2 Sensitivity analysis of assets and liabilities in foreign currency

Scenarios I, II and III were based on 10%, 25% and 50% variations, respectively, applied on the net position of the Company exposed to the currency risk, simulating the effects of appreciation and devaluation of the Real in the income statement and the equity:

The table below shows, in the three scenarios, the effects of exchange rate changes on the net liability position of R$ 1,514,218 in foreign currency as of September 30, 2021:

	Risk	Scenario I	Scenario II	Scenario III
		Base	25%	50%
(1) Income statement effect	Real devaluation	(34,218)	(85,545)	(171,091)
(2) Equity effect		(117,204)	(293,009)	(586,018)
(1) + (2)	Net effect	(151,422)	(378,554)	(757,109)

(3) Income statement effect	Real appreciation	34,218	85,545	171,091
(4) Equity effect		117,204	293,009	586,018
(3) + (4)	Net effect	151,422	378,554	757,109

The table below shows, in the three scenarios, the effects of exchange rate changes on the net liability position of R$ 1,553,435 in foreign currency as of December 31, 2020:

	Risk	Scenario I	Scenario II	Scenario III
		Base	25%	50%
(1) Income statement effect	Real devaluation	18,631	46,577	93,153
(2) Equity effect		(173,974)	(434,935)	(869,871)
(1) + (2)	Net effect	(155,343)	(388,358)	(776,718)

(3) Income statement effect	Real appreciation	(18,631)	(46,577)	(93,153)
(4) Equity effect		173,974	434,935	869,871
(3) + (4)	Net effect	155,343	388,358	776,718

The equity effect refers to cumulative translation adjustments of changes in the exchange rate on equity of foreign subsidiaries (see Notes 2.s.1 and 25.g.2), net investments hedge in foreign entities, cash flow hedge of firm commitment and highly probable transaction (see Note 2.c and “h. Hedge Accounting” below).

c. Interest rate risk

The Company and its subsidiaries adopt policies for borrowing and investing financial resources and for capital cost minimization. The financial investments of the Company and its subsidiaries are primarily held in transactions linked to the DI, as set forth in Note 4. Borrowings primarily relate to financing from Banco do Brasil, as well as debentures and borrowings in foreign currency, as shown in Note 16.

The Company attempts to maintain most of its financial interest assets and liabilities at floating rates.

111

Ultrapar Participações S.A. and Subsidiaries

Notes to the Parent’s Separate and Consolidated Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

c.1 Assets and liabilities exposed to floating interest rates

The financial assets and liabilities exposed to floating interest rates are demonstrated below:

	Note	09/30/2021	12/31/2020
DI
Cash equivalents	4.a	2,406,122	2,241,852
Financial investments	4.b	1,261,537	3,749,852
Loans and debentures	16.a	(4,813,712)	(6,947,362)
Liability position of foreign exchange hedging instruments – DI	33.g	(1,912,928)	(2,124,146)
Liability position of fixed interest instruments + IPCA – DI	33.g	(2,339,247)	(2,203,705)
Net liability position in DI		(5,398,228)	(5,283,509)
TJLP
Loans – TJLP	16.a	(21,160)	(29,803)
Net liability position in TJLP		(21,160)	(29,803)
LIBOR
Asset position of foreign exchange hedging instruments – LIBOR	33.g	271,980	260,958
Loans – LIBOR	16.a	(274,542)	(573,484)
Net liability position in LIBOR		(2,562)	(312,526)
Total net liability position exposed to floating interest		(5,421,950)	(5,625,838)

112

Ultrapar Participações S.A. and Subsidiaries

Notes to the Parent’s Separate and Consolidated Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

c.2 Sensitivity analysis of floating interest rate risk

For sensitivity analysis of floating interest rate risk, the Company used the accumulated amount of the reference indexes (DI, TJLP, LIBOR and SELIC) as a base scenario. Scenarios I, II and III were based on 10%, 25% and 50% variations, respectively, applied in the floating interest rate of the base scenario:

The tables below show the incremental expenses and income that would be recognized in finance income, due to the effect of floating interest rate changes in different scenarios.

		09/30/2021
	Risk	Scenario I	Scenario II	Scenario III
		Base	25%	50%
Exposure of interest rate risk
Interest effect on cash equivalents and financial	Increase in DI	7,875	19,688	39,375
Interest effect on debt in DI	Increase in DI	(14,081)	(35,202)	(70,405)
Interest rate hedging instruments (liabilities in DI) effect	Increase in DI	(13,165)	(28,207)	(53,278)
Incremental expenses		(19,371)	(43,721)	(84,308)

Interest effect on debt in TJLP	Increase in TJLP	(86)	(215)	(430)
Incremental expenses		(86)	(215)	(430)

Foreign exchange hedging instruments (assets in LIBOR) effect	Increase in LIBOR	1,031	1,126	1,283
Interest effect on debt in LIBOR	Increase in LIBOR	(145)	(363)	(726)
Incremental expenses		886	763	557

		12/31/2020
	Risk	Scenario I	Scenario II	Scenario III
		Base	25%	50%
Exposure of interest rate risk
Interest effect on cash equivalents and financial	Increase in DI	13,175	32,937	65,875
Interest effect on debt in DI	Increase in DI	(19,674)	(49,184)	(98,368)
Interest rate hedging instruments (liabilities in DI) effect	Increase in DI	(1,137)	(11,934)	(29,929)
Incremental expenses		(7,636)	(28,181)	(62,422)

Interest effect on debt in TJLP	Increase in TJLP	(301)	(752)	(1,503)
Incremental expenses		(301)	(752)	(1,503)

Foreign exchange hedging instruments (assets in LIBOR) effect	Increase in LIBOR	528	1,320	2,640
Interest effect on debt in LIBOR	Increase in LIBOR	(1,410)	(3,525)	(7,050)
Incremental expenses		(882)	(2,205)	(4,410)

Interest effect on debt in SELIC	Increase in SELIC	(41)	(102)	(203)
Incremental expenses		(41)	(102)	(203)

113

Ultrapar Participações S.A. and Subsidiaries

Notes to the Parent’s Separate and Consolidated Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

d. Credit risks

The financial instruments that would expose the Company and its subsidiaries to credit risks of the counterparty are basically represented by cash and bank deposits, financial investments, hedging instruments (see Note 4), and trade receivables (see Note 5).

d.1 Credit risk of financial institutions

Such risk results from the inability of financial institutions to comply with their financial obligations to the Company and its subsidiaries due to insolvency. The Company and its subsidiaries regularly conduct a credit review of the institutions with which they hold cash and cash equivalents, financial investments, and hedging instruments through various methodologies that assess liquidity, solvency, leverage, portfolio quality, etc. Cash and cash equivalents, financial investments, and hedging instruments are held only with institutions with a solid credit history, chosen for safety and soundness. The volume of cash and cash equivalents, financial investments, and hedging instruments are subject to maximum limits by each institution and, therefore, require diversification of counterparties.

d.2 Government credit risk

The Company's policy allows investments in government securities from countries classified as investment grade AAA or aaa by specialized credit rating agencies (S&P, Moody’s and Fitch) and in Brazilian government bonds. The volume of such financial investments is subject to maximum limits by each country and, therefore, requires diversification of counterparties.

The credit risk of financial institution and government of cash, cash equivalents and financial investments is summarized below:

	Fair value
Counterparty credit rating	09/30/2021	12/31/2020
AAA	5,472,867	8,190,428
AA	949,428	317,894
A	166,140	163,838
Total	6,588,435	8,672,160

114

Ultrapar Participações S.A. and Subsidiaries

Notes to the Parent’s Separate and Consolidated Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

d.3 Customer credit risk

The credit policy establishes the analysis of the profile of each new customer, individually, regarding their financial condition. The review carried out by the subsidiaries of the Company includes the evaluation of external ratings, when available, financial statements, credit bureau information, industry information and, when necessary, bank references. Credit limits are established for each customer and reviewed periodically, in a shorter period the greater the risk, depending on the approval of the responsible area in cases of sales that exceed these limits.

In monitoring credit risk, customers are grouped according to their credit characteristics and depending on the business the grouping takes into account, for example, whether they are natural or legal clients, whether they are wholesalers, resellers or final customers, considering also the geographic area.

The expected of credit losses are calculated by the expected loss approach based on the probability of default rates. Loss rates are calculated on the basis of the average probability of a receivable amount to advance through successive stages of default until full write-off. The probability of default calculation takes into account a credit risk score for each exposure, based on data considered to be capable of foreseeing the risk of loss (external classifications, audited financial statements, cash flow projections, customer information available in the press, for example), with addition of the credit assessment based on experience.

Such credit risks are managed by each business unit through specific criteria for acceptance of customers and their credit rating and are additionally mitigated by the diversification of sales. No single customer or group accounts for more than 10% of total revenue.

The subsidiaries of the Company request guarantees related to trade receivables and other receivables in specific situations to customers, but these guarantees don’t influence in the calculation of risk of loss. The subsidiaries of the Company maintained the following allowance for expected losses on doubtful accounts balances on trade receivables:

	09/30/2021	12/31/2020
Ipiranga	422,788	447,389
Ultragaz	128,356	113,621
Oxiteno	16,800	16,430
Extrafarma	69	73
Ultracargo	1,540	1,594
Total	569,553	579,107

115

Ultrapar Participações S.A. and Subsidiaries

Notes to the Parent’s Separate and Consolidated Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

The table below presents information about credit risk exposure:

	09/30/2021			12/31/2020
	Weighted average rate of losses	Accounting balance	Provision for losses	Weighted average rate of losses	Accounting balance	Provision for losses
Current	0.7%	4,529,384	33,565	1.2%	3,751,067	44,091
less than 30 days	1.6%	130,378	2,110	2.2%	134,836	2,939
31-60 days	15.4%	49,336	7,584	8.2%	43,207	3,563
61-90 days	11.2%	31,626	3,530	10.9%	42,589	4,630
91-180 days	40.5%	57,042	23,105	36.8%	76,158	28,062
more than 180 days	56.9%	877,616	499,659	55.7%	890,756	495,822
		5,675,382	569,553		4,938,613	579,107

The information about expected losses on doubtful accounts balances by geographic area are as follows:

	09/30/2021	12/31/2020
Brazil	558,496	568,461
Uruguay	50	76
Other Latin American countries	336	271
United States of America and Canada	1,101	1,146
Europe	9,556	9,120
Others	14	33
	569,553	579,107

For more information about the allowance for expected losses on doubtful accounts, see Notes 5.a and 5.b.

116

Ultrapar Participações S.A. and Subsidiaries

Notes to the Parent’s Separate and Consolidated Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

d.4 Price risk

The Company and its subsidiaries are exposed to commodity price risk, due the fluctuation in prices for diesel and gasoline, among others. These products are traded on the stock exchange and are subjected to the impacts of macroeconomic and geopolitical factors outside the control of the Company and its subsidiaries.

To mitigate the risk of the fluctuation of diesel and gasoline prices, the Company and its subsidiaries permanently monitor the market, seeking to protection of price movements through hedge transactions for cargo purchased in the international market, used contracts of derivative for heating oil (diesel) traded on the stock exchange.

The table below shows the positions of derivative financial instruments to hedge commodity price risk at September 30, 2021:

Derivative	Contract			Notional amount (m3)		Notional amount (USD thousands)		Fair value (R$ thousands)
	Position	Product	Maturity	09/30/2021	12/31/2020	09/30/2021	12/31/2020	09/30/2021	12/31/2020
Term	Sold	Heating Oil	oct-21	147,858	108,429	87,494	42,399	(20,928)	(563)
								(20,928)	(563)

117

Ultrapar Participações S.A. and Subsidiaries

Notes to the Parent’s Separate and Consolidated Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

e. Liquidity risk

The Company and its subsidiaries’ main sources of liquidity derive from (i) cash, cash equivalents, and financial investments, (ii) cash generated from operations and (iii) financing. The Company and its subsidiaries believe that these sources are sufficient to satisfy their current funding requirements, which include, but are not limited to, working capital, capital expenditures, amortization of debt, and payment of dividends.

The Company and its subsidiaries periodically examine opportunities for acquisitions and investments. They consider different types of investments, either directly, through joint ventures, or through associated companies, and finance such investments using cash generated from operations, debt financing, through capital increases, or through a combination of these methods.

The Company and its subsidiaries believe to have sufficient working capital and sources of financing to meet their current needs. On September 2021, the gross indebtedness due over the next twelve months totaled R$ 3,061,864, including estimated interests on loans (for quantitative information, see Note 16.a). Furthermore, the investments for 2021 totaled R$ 1,890,763. Until the first, second and third quarters, R$ 1,167,776 were realized. On September 30, 2021, the Company and its subsidiaries had R$ 5,741,169 in cash, cash equivalents, and short-term financial investments (for quantitative information, see Note 4).

The table below presents a summary of financial liabilities as of September 30, 2021 by the Company and its subsidiaries, listed by maturity. The amounts disclosed in this table are the contractual undiscounted cash outflows, and, therefore, these amounts may be different from the amounts disclosed on the balance sheet.

Financial liabilities	Total	Less than 1 year	Between 1 and 3 years	Between 3 and 5 years	More than 5 years
Loans including future contractual interest (1) (2)	20,078,332	3,061,864	5,551,763	1,533,058	9,931,647
Currency and interest rate hedging instruments (3)	1,177,301	144,375	419,945	339,444	273,537
Trade payables	6,364,116	6,364,116	-	-	-
Leases payable	2,810,672	421,271	702,973	520,521	1,165,907

(1) To calculate the estimated interest on loans some macroeconomic assumptions were used, including averaging for the period the following: (i) DI of % 4.32% to 2021, 9.67% to 2022 and 10.72% to 2023; (ii) exchange rate of the Real against the U.S. dollar of R$ 5.29 in 2021, R$ 5.58 in 2022, R$ 5.38 in 2023, R$ 5.10 in 2024, R$ 4.90 in 2025, R$ 4.82 in 2026, R$ 4.87 in 2027, R$ 4.92 in 2028 and R$ 4.97 in 2029; (iii) TJLP of 5.32%; (iv) IPCA of 9.12% in 2021, 4.22% in 2022, 3.14% in 2023, 3.1% in 2024 and 3.0% as from 2025; (v) exchange rate of the Real against the Mexican peso of R$ 0.26; (vii) exchange rate of the Mexican peso against the U.S. dollar of MXN 20.01 in 2021 and MXN 20.08 in 2022. (source: B3, Bulletin Focus and financial institutions).

(2) Includes estimated interest payments on short-term and long-term loans until the payment date.

(3) The currency and interest rate hedging instruments were estimated based on projected U.S dollar futures contracts and the futures curves of DI x Pre and DI x IPCA contracts quoted on B3 on September 30, 2021 and on the futures curve of LIBOR (ICE – Intercontinental Exchange) and commodities heating oil contracts quoted on New York Mercantile Exchange (“NYMEX”) on September 30, 2021. In the table above, only the hedging instruments with negative results at the time of settlement were considered.

118

Ultrapar Participações S.A. and Subsidiaries

Notes to the Parent’s Separate and Consolidated Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

f. Capital management

The Company manages its capital structure based on indicators and benchmarks. The key performance indicators related to the capital structure management are the weighted average cost of capital, net debt / EBITDA, interest coverage, and indebtedness / equity ratios. Net debt is composed of cash, cash equivalents, and financial investments (see Note 4) and loans, including debentures (see Note 16). The Company can change its capital structure depending on the economic and financial conditions, in order to optimize its financial leverage and capital management. The Company seeks to improve its return on invested capital by implementing efficient working capital management and a selective investment program.

g. Selection and use of financial instruments

In selecting financial investments and hedging instruments, an analysis is conducted to estimate rates of return, risks involved, liquidity, calculation methodology for the carrying value and fair value, and a review is conducted of any documentation applicable to the financial instruments. The financial instruments used to manage the financial resources of the Company and its subsidiaries are intended to preserve value and liquidity.

The Policy contemplates the use of derivative financial instruments only to cover identified risks and in amounts consistent with the risk (limited to 100% of the identified risk). The risks identified in the Policy are described in the above sections and are subject to risk management. In accordance with the Policy, the Company and its subsidiaries can use forward contracts, Swaps, options, and futures contracts to manage identified risks. Leveraged derivative instruments are not permitted. Because the use of derivative financial instruments is limited to the coverage of identified risks, the Company and its subsidiaries use the term “hedging instruments” to refer to derivative financial instruments.

119

Ultrapar Participações S.A. and Subsidiaries

Notes to the Parent’s Separate and Consolidated Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

The table below summarizes the position of hedging instruments entered by the Company and its subsidiaries:

Designated as hedge accounting

Product	Hedged object	Rates agreement		Maturity	Note	Notional amount [1]		Fair value
		Assets	Liabilities			09/30/2021	12/31/2020	09/30/2021	12/31/2020
Foreign exchange swap	Debt	USD + 4.65%	104.87% DI	sep-23	33.h.1	USD 125,000	USD 185,000	220,478	298,889
Foreign exchange swap	Debt	USD + LIBOR-3M + 1.14%	105.00% DI	jun-22	33.h.1	USD 50,000	USD 50,000	108,102	94,782
Interest rate swap	Debt	4.59% + IPCA	102.00% DI	sep-28	33.h.1	R$ 2,226,054	R$ 806,054	157,323	203,837
Interest rate swap	Debt	6.47%	99.94% DI	nov-24	33.h.1	R$ 90,000	R$ 90,000	(8,518)	3,498
Term	Firm commitments	BRL	Heating Oil	oct-21	33.h.1	USD 87,494	USD 42,399	(20,928)	(563)
NDF	Firm commitments	BRL	USD	oct-21	33.h.1	USD 10,910	USD 23,124	(971)	(733)
								455,486	599,710

Not designated as hedge accounting

Product	Hedged object	Rates agreement		Maturity	Notional amount [1]		Fair value
		Assets	Liabilities		09/30/2021	12/31/2020	09/30/2021	12/31/2020
Foreign exchange swap	Debt	USD + 0.18%	55.5% DI	jun-29	USD 320,000	USD 320,000	540,451	519,260
NDF	Firm commitments	USD	USD	feb-22	USD 465,468	USD 378,550	53,235	(112,152)
Interest rate swap	Debt	2.67%	100% DI	-	-	R$ 1,300,000	-	(5)
Interest rate swap	Debt	5.25%	DI - 1.36%	jun-29	USD 300,000	-	(117,427)	-
							476,259	407,103

 (1) Currency as indicated.

All transactions mentioned above were properly registered with CETIP S.A.

120

Ultrapar Participações S.A. and Subsidiaries

Notes to the Parent’s Separate and Consolidated Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

h. Hedge accounting

The Company and its subsidiaries use derivative and non-derivative financial instruments for hedging purposes and test, throughout the duration of the hedge, their effectiveness, as well as the changes in their fair value.

h.1 Fair value hedge

The Company and its subsidiaries designate as fair value hedges certain financial instruments used to offset the variations in interest and exchange rates, which are based on the market value of financing contracted in Brazilian Reais and U.S. dollars.

The foreign exchange hedging instruments designated as fair value hedge are:

In thousands, except the DI %	09/30/2021	12/31/2020
Notional amount – US$	175,000	235,000
Result of hedging instruments – gain/(loss) – R$	30,761	574,378
Fair value adjustment of debt – R$	18,553	(13,131)
Finance expense in the statements of profit or loss – R$	(71,125)	(597,735)
Average effective cost – DI %	104.9	104.1

For more information, see Note 16.c.1.

The interest rate hedging instruments designated as fair value hedge are:

In thousands, except the DI %	09/30/2021	12/31/2020
Notional amount – US$	2,226,054	806,054
Result of hedging instruments – gain/(loss) – R$	(34,534)	67,446
Fair value adjustment of debt – R$	125,498	(18,446)
Finance expense in the statements of profit or loss – R$	(132,294)	(99,555)
Average effective cost – DI %	102.0	95.8

For more information, see Notes 16.f.2, 16.f.4, 16.f.6, 16.f.8, 16.f.9 and f.10.

In thousands, except the DI %	09/30/2021	12/31/2020
Notional amount – US$	90,000	90,000
Result of hedging instruments – gain/(loss) – R$	(10,186)	6,528
Fair value adjustment of debt – R$	11,506	3,250
Finance expense in the statements of profit or loss – R$	(7,132)	(8,968)
Average effective cost – DI %	99.9	99.9

For more information, see Note 16.f.7.

121

Ultrapar Participações S.A. and Subsidiaries

Notes to the Parent’s Separate and Consolidated Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

The foreign exchange hedging instruments and commodities designated as fair value hedge are as described below. The purpose of this relationship is to transform the cost of the imported product from fixed to variable until the moment of blend the fuel, as occurs with the price practiced in its sales. The subsidiary IPP realizes these operations with over-the-counter derivatives that are designated in a hedge accounting relationship, as a fair value hedge in an amount equivalent to the inventories of imported product.

In thousands, except the DI %	09/30/2021	12/31/2020
Notional amount – US$	98,404	65,523
Result of hedging instruments – gain/(loss) – R$	(127,130)	(87,448)
Fair value adjustment of inventories – R$	28,828	18,468

h.2 Cash flow hedge

The Company and its subsidiaries designate, as cash flow hedge of firm commitment and highly probable transactions, derivative financial instruments to hedge firm commitments and non-derivative financial instruments to hedge highly probable future transactions, to hedge against fluctuations arising from changes in exchange rate.

On September 30, 2021, the notional amount of foreign exchange hedging instruments for highly probable future transactions designated as cash flow hedge, related to notes in the foreign market totaled US$ 407,144 (US$ 468,215 on December 31, 2020). On September 30, 2021, the unrealized gain of “Other comprehensive income” is R$ 14,175 (loss of R$ 315,403 on December 31, 2020), net of deferred IRPJ and CSLL.

h.3 Net investment hedge in foreign entities

The Company and its subsidiaries designate, as net investment hedge in foreign entities, notes in the foreign market, for hedging net investment in foreign entities, to offset changes in exchange rates.

On September 30, 2021 the balance of foreign exchange hedging instruments designated as net investments hedge in foreign entities, related to part of the investments made in entities which functional currency is other than the Brazilian Real, totaled US$ 95,000 (US$ 95,000 on December 31, 2020), being recognized a loss in “Other comprehensive income” of R$ 15,217 on September 30, 2021 (loss of R$ 73,108 on December 31, 2020), net of deferred income and social contribution taxes. The effects of exchange variation on investments and notes in the foreign market were offset in shareholders' equity.

122

Ultrapar Participações S.A. and Subsidiaries

Notes to the Parent’s Separate and Consolidated Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

i. Gains (losses) on hedging instruments

The following tables summarize the value of gains (losses) recognized, which affected the equity of the Company and its subsidiaries:

	09/30/2021
	Profit or loss	Equity
a – Exchange rate derivates receivable in U.S. dollars (i) and (ii) and commodities	(165,553)	-
b – Interest rate swaps in R$ (iii)	(48,632)	-
c – Non-derivative financial instruments (iv)	(68,885)	(738,513)
Total	(283,070)	(738,513)

	09/30/2020	12/31/2020
	Profit or loss	Equity
a – Exchange rate derivates receivable in U.S. dollars (i) and (ii) and commodities	577,332	-
b – Exchange rate derivates payable in U.S. dollars (ii)	(349,399)	80
c – Interest rate swaps in R$ (iii)	33,575	-
d – Non-derivative financial instruments (iv)	(1,153,107)	(737,471)
Total	(891,599)	(737,391)

(i) Does not consider the effect of exchange rate variation of exchange Swaps receivable in U.S. dollars when this effect is offset in the gain or loss of the hedged item (debt/firm commitments).

(ii) Considers the designation effect of foreign exchange hedging.

(iii) Considers the designation effect of interest rate hedging in Brazilian Reais; and

(iv) Considers the results of notes in the foreign market (for more information see Note 16.b).

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Ultrapar Participações S.A. and Subsidiaries

Notes to the Parent’s Separate and Consolidated Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

j. Fair value of financial instruments

The fair values and the carrying values of the financial instruments, including currency and interest rate hedging instruments, are stated below:

			09/30/2021		12/31/2020
	Category	Note	Carrying value	Fair value	Carrying value	Fair value
Financial assets:
Cash and cash equivalents
Cash and bank	Measured at amortized cost	4.a	355,585	355,585	405,081	405,081
Financial investments in local currency	Measured at fair value through other comprehensive income	4.a	2,406,122	2,406,122	2,241,852	2,241,852
Financial investments in foreign currency	Measured at fair value through profit or loss	4.a	64,593	64,593	14,561	14,561
Financial investments:
Fixed-income securities and funds in local currency	Measured at fair value through profit or loss	4.b	1,143,796	1,143,796	3,643,286	3,643,286
Fixed-income securities and funds in local currency	Measured at fair value through other comprehensive income	4.b	40,840	40,840	31,315	31,315
Fixed-income securities (guarantee of loans)	Measured at amortized cost	4.b	76,901	76,901	75,251	75,251
Fixed-income securities and funds in foreign currency	Measured at fair value through other comprehensive income	4.b	1,531,383	1,531,383	1,278,940	1,278,940
Currency and interest rate hedging and commodities instruments	Measured at fair value through profit or loss	4.b	969,215	969,215	981,874	981,874
Trade Receivables	Measured at amortized cost	5.a	4,184,481	4,149,321	3,391,122	3,369,766
Reseller Financing	Measured at amortized cost	5.b	921,348	917,629	968,384	965,645
Total			11,694,264	11,655,385	13,031,666	13,007,571

Financial liabilities:
Financing	Measured at fair value through profit or loss	16.a	1,006,873	1,006,873	1,308,928	1,308,928
Financing	Measured at amortized cost	16.a	8,206,979	8,684,444	9,406,013	10,186,947
Debentures	Measured at amortized cost	16.a	4,559,679	4,488,791	5,450,751	5,363,621
Debentures	Measured at fair value through profit or loss	16.a	2,444,888	2,444,888	1,093,365	1,093,365
Leases payable	Measured at amortized cost	13	1,815,752	1,815,752	1,833,288	1,833,288
Commodities, currency and interest rate hedging instruments	Measured at fair value through profit or loss	16.a	190,689	190,689	117,159	117,159
Trade payables	Measured at amortized cost	17	6,364,116	6,305,758	4,040,652	4,008,457
Subscription warrants – indemnification	Measured at fair value through profit or loss	24	52,036	52,036	86,439	86,439
Total			24,641,012	24,989,231	23,336,595	23,998,204

124

Ultrapar Participações S.A. and Subsidiaries

Notes to the Parent’s Separate and Consolidated Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

The fair value of financial instruments, including currency and interest hedging instruments, was determined as follows:

  The fair value of cash and bank deposit balances are identical to their carrying values.

  Financial investments in investment funds are valued at the value of the fund unit as of the date of the financial statements, which corresponds to their fair value.

  Financial investments in CDBs (Bank Certificates of Deposit) and similar investments offer daily liquidity through repurchase at the “yield curve” and the Company calculates their fair value through methodologies commonly used for mark to the market.

  The fair value of trade receivables and trade payables are approximate to their carrying values and the Company calculates its fair value through methodologies commonly used in the market.

  The subscription warrants – indemnification was measured based on the share price of Ultrapar (UGPA3) at the financial statements date and are adjusted to the Company’s dividend yield, since the exercise is only possible starting in 2020 onwards and they are not entitled to dividends until then. The number of shares of subscription warrants – indemnification is also adjusted according to the changes in the amounts of provision for tax, civil, and labor risks and contingent liabilities related to the period prior to January 31, 2014 (see Note 24).

  The fair value calculation of notes in the foreign market is based on the quoted price in an active market (see Note 16.b).

The fair value of other financial investments, financing and leases payable was determined using calculation methodologies commonly used for mark-to-market reporting, which consist of calculating future cash flows associated with each instrument adopted and adjusting them to present value at the market rates as of the date of the financial statements. For some cases where there is no active market for the financial instrument, the Company and its subsidiaries can use quotes provided by the transaction counterparties.

The interpretation of market information on the choice of calculation methodologies for the fair value requires considerable judgment and estimates to obtain a value deemed appropriate to each situation. Consequently, the estimates presented do not necessary indicate the amounts that may be realizable in the current market.

Financial instruments were classified as financial assets or liabilities measured at amortized cost, except (i) all exchange rate and interest rate hedging instruments, which are measured at fair value through profit or loss, financial investments classified as measured at fair value through profit or loss and financial investments that are classified as measured at fair value through other comprehensive income (see Note 4.b), (ii) loans and financing measured at fair value through profit or loss (see Note 16.a), (iii) guarantees to customers that have vendor arrangements (see Note 16.i), which are measured at fair value through profit or loss, and (iv) subscription warrants – indemnification, which are measured at fair value through profit or loss (see Note 24). Cash, banks, trade receivables and reseller financing are classified as measured at amortized cost. Trade payables, leases payable and other payables are classified as financial liabilities measured at amortized cost.

125

Ultrapar Participações S.A. and Subsidiaries

Notes to the Parent’s Separate and Consolidated Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

j.1 Fair value hierarchy of financial instruments

The financial instruments are classified in the following categories:

(a) Level 1 – prices negotiated (without adjustment) in active markets for identical assets or liabilities;

(b) Level 2 – inputs other than prices negotiated in active markets included in Level 1 and observable for the asset or liability, either directly (as prices) or indirectly (derived from prices).

The table below shows the categories of the financial assets and financial liabilities:

	Category	Note	09/30/2021	Level 1	Level 2
Financial assets:
Cash and cash equivalents
Cash and bank	Measured at amortized cost	4.a	355,585	-	-
Financial investments in local currency	Measured at fair value through other comprehensive income	4.a	2,406,122	-	2,406,122
Financial investments in foreign currency	Measured at fair value through profit or loss	4.a	64,593	64,593	-
Financial investments:
Fixed-income securities and funds in local currency	Measured at fair value through profit or loss	4.b	1,143,796	1,143,796	-
Fixed-income securities and funds in local currency	Measured at fair value through other comprehensive income	4.b	40,840	-	40,840
Fixed-income securities (guarantee of loans)	Measured at amortized cost	4.b	76,901	-	-
Fixed-income securities and funds in foreign currency	Measured at fair value through other comprehensive income	4.b	1,531,383	-	1,531,383
Currency and interest rate hedging and commodities instruments	Measured at fair value through profit or loss	4.b	969,215	-	969,215
Trade Receivables	Measured at amortized cost	5.a	4,149,321	-	-
Reseller Financing	Measured at amortized cost	5.b	917,629	-	-
Total			11,655,385

Financial liabilities:
Financing	Measured at fair value through profit or loss	16.a	1,006,873	-	1,006,873
Financing	Measured at amortized cost	16.a	8,684,444	-	-
Debentures	Measured at amortized cost	16.a	4,488,791	-	-
Debentures	Measured at fair value through profit or loss	16.a	2,444,888	-	2,444,888
Leases payable	Measured at amortized cost	13	1,815,752	-	-
Commodities, currency and interest rate hedging instruments	Measured at fair value through profit or loss	16.a	190,689	-	190,689
Trade payables	Measured at amortized cost	17	6,305,758	-	-
Subscription warrants – indemnification (1)	Measured at fair value through profit or loss	24	52,036	-	52,036
Total			24,989,231

126

Ultrapar Participações S.A. and Subsidiaries

Notes to the Parent’s Separate and Consolidated Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

	Category	Note	12/31/2020	Level 1	Level 2
Financial assets:
Cash and cash equivalents
Cash and bank	Measured at amortized cost	4.a	405,081	-	-
Financial investments in local currency	Measured at fair value through other comprehensive income	4.a	2,241,852	-	2,241,852
Financial investments in foreign currency	Measured at fair value through profit or loss	4.a	14,561	14,561	-
Financial investments:
Fixed-income securities and funds in local currency	Measured at fair value through profit or loss	4.b	3,643,286	3,643,286	-
Fixed-income securities and funds in local currency	Measured at fair value through other comprehensive income	4.b	31,315	-	31,315
Fixed-income securities (guarantee of loans)	Measured at amortized cost	4.b	75,251	-	-
Fixed-income securities and funds in foreign currency	Measured at fair value through other comprehensive income	4.b	1,278,940	30,245	1,248,695
Currency and interest rate hedging and commodities instruments	Measured at fair value through profit or loss	4.b	981,874	-	981,874
Trade Receivables	Measured at amortized cost	5.a	3,369,766	-	-
Reseller Financing	Measured at amortized cost	5.b	965,645	-	-
Total			13,007,571

Financial liabilities:
Financing	Measured at fair value through profit or loss	16.a	1,308,928	-	1,308,928
Financing	Measured at amortized cost	16.a	10,186,947	-	-
Debentures	Measured at amortized cost	16.a	5,363,621	-	-
Debentures	Measured at fair value through profit or loss	16.a	1,093,365	-	1,093,365
Leases payable	Measured at amortized cost	13	1,833,288	-	-
Commodities, currency and interest rate hedging instruments	Measured at fair value through profit or loss	16.a	117,159	-	117,159
Trade payables	Measured at amortized cost	17	4,008,457	-	-
Subscription warrants – indemnification (1)	Measured at fair value through profit or loss	24	86,439	-	86,439
Total			23,998,204

 (1) Refers to subscription warrants issued by the Company in the Extrafarma acquisition.

127

Ultrapar Participações S.A. and Subsidiaries

Notes to the Parent’s Separate and Consolidated Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

k. Sensitivity analysis of derivative financial instruments

The Company and its subsidiaries use derivative financial instruments only to hedge against identified risks and in amounts consistent with the risk (limited to 100% of the identified risk). Thus, for purposes of sensitivity analysis of market risks associated with financial instruments,  the Company analyzes the hedging instrument and the hedged item together, as shown on the charts below.

For the sensitivity analysis of foreign exchange hedging instruments as of September 30, 2021, management adopted as a base scenario the Real/U.S. dollar exchange rates at maturity of each swap, projected by U.S dollar futures contracts quoted on B3. As a reference, the exchange rate for the last maturity of foreign exchange hedging instruments is R$ 10.37 (R$ 8.23 as of December 31, 2020) in the base scenario. Scenarios II and III were estimated with a 25% and 50% additional appreciation or depreciation of the Brazilian Real against the base scenario, according to the risk to which the hedged item is exposed.

Based on the balances of the hedging instruments and hedged items as of September 30, 2021 and December 31, 2020, the exchange rates were replaced, and the changes between the new balance in Brazilian Reais and the original balance in Brazilian Reais were calculated in each of the three scenarios. The table below shows the change in the values of the main derivative instruments and their hedged items, considering the changes in the exchange rate in the different scenarios:

09/30/2021	Risk	Scenario I Base	Scenario II	Scenario III
Currency swaps receivable in U.S. dollars
(1) U.S. Dollar / Real swaps	Dollar appreciation	1,620,758	3,510,362	4,945,306
(2) Debts / firm commitments in dollars		(1,620,859)	(3,510,463)	(4,945,408)
(1)+(2)	Net effect in result	(101)	(101)	(102)

Currency swaps payable in U.S. dollars
(3) Real / U.S. Dollar swaps	Dollar devaluation	16,901	(373,739)	(764,379)
(4) Gross margin of Oxiteno/Ipiranga		(16,901)	373,739	764,379
(3)+(4)	Net effect in result	-	-	-

Cash Flow Hedge
(1) Cash Flow Hedge	Dollar devaluation	561,483	1,255,509	1,949,534
(2) Debts		(561,483)	(1,255,509)	(1,949,534)
(1)+(2)	Net effect in equity	-	-	-

Net Investment
(1) Net Investment Hedge	Dollar devaluation	269,826	466,468	663,110
(2) Debts		(269,826)	(466,468)	(663,110)
(1)+(2)	Net effect in equity	-	-	-

128

Ultrapar Participações S.A. and Subsidiaries

Notes to the Parent’s Separate and Consolidated Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

12/31/2020	Risk	Scenario I Base	Scenario II	Scenario III
Currency swaps receivable in U.S. dollars
(1) U.S. Dollar / Real swaps	Dollar appreciation	1,013,826	1,522,343	2,030,860
(2) Debts / firm commitments in dollars		(1,013,824)	(1,522,330)	(2,030,835)
(1)+(2)	Net effect in result	2	13	25

Currency swaps payable in U.S. dollars
(3) Real / U.S. Dollar swaps	Dollar devaluation	59	17,877	35,694
(4) Gross margin of Oxiteno		(59)	(17,877)	(35,694)
(3)+(4)	Net effect in result	-	-	-

Cash Flow Hedge
(1) Cash Flow Hedge	Dollar devaluation	368,439	1,042,394	1,716,350
(2) Debts		(368,439)	(1,042,394)	(1,716,350)
(1)+(2)	Net effect in equity	-	-	-

Net Investment
(1) Net Investment Hedge	Dollar devaluation	170,315	336,315	502,316
(2) Debts		(170,315)	(336,315)	(502,316)
(1)+(2)	Net effect in equity	-	-	-

For sensitivity analysis of hedging instruments for interest rates in Brazilian Reais as of September 30, 2021 and December 31, 2020, the Company used the futures curve of the DI x Pre contract quoted on B3 as of September 30, 2021 for each of the swap and debt (hedged item) maturities, to determine the base scenario. Scenarios II and III were estimated based on a 25% and 50% deterioration, respectively, of the base scenario pre-fixed interest rate.

129

Ultrapar Participações S.A. and Subsidiaries

Notes to the Parent’s Separate and Consolidated Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

Based on the three scenarios of interest rates in Brazilian Reais, the Company estimated the values of its debt and hedging instruments according to the risk which is being hedged (variations in the pre-fixed interest rates in Brazilian Reais), by projecting them to future value at the contracted rates and bringing them to present value at the interest rates of the estimated scenarios. The results are shown in the table below:

09/30/2021	Risk	Scenario I Base	Scenario II	Scenario III
Interest rate swap (Real) – Debentures - CRA
(1) Fixed rate swap - DI	Decrease in Pre-fixed rate	(19,777)	(19,672)	(19,551)
(2) Fixed rate debt		19,777	19,672	19,551
(1)+(2)	Net effect in result	-	-	-

12/31/2020	Risk	Scenario I Base	Scenario II	Scenario III
Interest rate swap (Real) – Debentures - CRA
(1) Fixed rate swap - DI	Decrease in Pre-fixed rate	(39,412)	(230,705)	(187,597)
(2) Fixed rate debt		39,412	230,705	187,597
(1)+(2)	Net effect in result	-	-	-

For the sensitivity analysis of the commodity price swings hedging instruments on September 30, 2021 and December 31, 2020, the Company used the futures heating oil contracts quoted on NYMEX. Scenarios II and III were estimated based on 25% and 50% deterioration, respectively, of the base scenario commodity price.

Based on the balances of the hedging instruments and the objects hedged on September 30, 2021 and December 31, 2020, prices were substituted and the variations between the new balance in Reais and the balance in Reais in the report date were calculated in each of the three scenarios. The table below shows the variation of the amounts of the derivative instruments and their objects of hedge, considering the variations in commodity prices in the different scenarios:

09/30/2021	Risk	Scenario I Base	Scenario II	Scenario III
NDF Commodities
(1) NDF Commodities	Decrease in Commodities Price	-	1,372,009	2,744,018
(2) Gross margin from Ipiranga		-	(1,372,009)	(2,744,018)
(1)+(2)	Net effect in result	-	-	-

12/31/2020	Risk	Scenario I Base	Scenario II	Scenario III
NDF Commodities
(1) NDF Commodities	Decrease in Commodities Price	-	551,794	1,103,589
(2) Gross margin from Ipiranga		-	(551,794)	(1,103,589)
(1)+(2)	Net effect in result	-	-	-

130

Ultrapar Participações S.A. and Subsidiaries

Notes to the Parent’s Separate and Consolidated Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

34. Commitments (Consolidated)

a. Contracts

a.1 Subsidiary Ultracargo Logística has agreements with CODEBA, with the Complexo Industrial Portuário Governador Eraldo Gueiros and with the company Empresa Maranhense de Administração Portuária, in connection with its port facilities in Aratu, Suape and Itaqui, respectively. Such agreements establish a minimum cargo movement of products, as shown below:

Port	Minimum movement per year	Maturity
Aratu	900,000 ton.	2022
Suape	250,000 ton.	2027
Suape	400,000 ton.	2029
Aratu	465,403 ton.	2031
Itaqui	1,222,377 m³	2049

If the annual movement is less than the minimum contractual movement, the subsidiary is liable to pay the difference between the effective movement and the minimum contractual movement, based on the port tariff rates in effect on the date established for payment. As of September 30, 2021, these rates were R$ 8.37 and R$ 2.67 per ton for Aratu and Suape, respectively and R$ 0.85 per m³ for Itaqui. According to contractual conditions and tolerances, on September 30, 2021 there were not material pending issues regarding the minimum purchase limits of the contract.

a.2 Subsidiary Oxiteno S.A. has a supply agreement with Braskem S.A. which establishes and regulates the conditions for the supply of ethylene to Oxiteno based on the international market for this product. These contracts establish a minimum commitment to according to the table below:

Plant	Minimum purchase (tons) per year	Maturity
Camaçari	205,000	2021
Mauá	44,100	2023

Should the minimum purchase commitment not be met, the subsidiary would be liable for a fine based on the current ethylene price for the quantity not purchased. According to contractual conditions and tolerances, on September 30, 2021 there are no material issues regarding the minimum purchase commitment.

131

Ultrapar Participações S.A. and Subsidiaries

Notes to the Parent’s Separate and Consolidated Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

b. Insurance coverage

The Company is supported by insurance policies with the objective of covering several risks to which it is exposed.

In the insurance policies the maximum compensation values based on the risk analysis of certain locations.

The General Liability Insurance program covers the Ultrapar and its subsidiaries with a maximum aggregate coverage of US$ 250 million.

The Company maintains liability insurance policies for directors, executive officers and council to indemnify Ultrapar and its subsidiaries in the total amount of US$ 80 million.

In addition, group life and personal accident, health and national and international transportation and other insurance policies are also maintained.

The coverage and limit of the insurance policies are based on a careful study of risks and losses conducted by independent insurance advisors, being the type and amounts of insurance are considered by management to be sufficient to cover potential losses based that may occur in view of the nature of the activities conducted by the companies.

132

Ultrapar Participações S.A. and Subsidiaries

Notes to the Parent’s Separate and Consolidated Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

c. Area port lease

On March 22, 2019, Ultrapar, through its subsidiary IPP, won the port concessions of three areas with minimum storage capacity of 64 thousand m³ (not reviewed) located at the port of Cabedelo, in the state of Paraíba, and one area with minimum storage capacity of 66 thousand m³ (not reviewed) at the port of Vitória, in the state of Espírito Santo, which will be designated for handling, storage and distribution of fuels. These concessions were carried out by two consortiums of which IPP holds one third of the total participation. For the port of Cabedelo, the companies Nordeste Logística I, Nordeste Logística II and Nordeste Logística III were incorporated, in partnership with Raízen Combustível S.A. and Petrobrás Distribuidora S.A. For the port of Vitória, the company Navegantes was incorporated, in partnership with Raízen Combustível S.A. and Petrobrás Distribuidora S.A. The total investments regarding IPP’s stake sums up to R$160 million (not reviewed) for a concession term of 25 years.

On April 5, 2019, Company, through its subsidiary IPP and Ultracargo Logística, also won three concessions. IPP won two concessions in the port of Miramar, in Belém, state of Pará: (i) area BEL02A, through a consortium 50% owned by IPP, that shall have minimum storage capacity of 41 thousand m³, and (ii) area BEL04, which is currently operated by IPP with minimum storage capacity of 23 thousand m³. Such areas will be operated for at least 15 years, according to the auction notice. For the area BEL02A, Latitude was incorporated, together with Petróleo Sabbá S.A. Ultracargo Logística won the concession of area VDC12 in the port of Vila do Conde, in Barcarena, state of Pará. The minimum storage capacity will be 59 thousand m³. The area will be operated by Ultracargo Logística for at least 25 years, according to the auction notice. For the area VDC12, Tequimar Vila do Conde was incorporated (see Note 3.b). The estimated investments regarding the participation of IPP and Ultracargo Logística sums up to R$ 450 million, approximately, to be disbursed throughout the five years subsequent to the auction, including the auction grants and the minimum investment required for these areas.

On April 9, 2021, the Company, through its subsidiary Ultracargo Logística, won the auction for leasing the IQI13 area in the Itaqui port, State of Maranhão, for storage and handling of liquid bulk products, specially fuels. In the leased area, a new terminal will be built with a minimum installed capacity of 79 thousand cubic meters. The lease will have a minimum duration of 20 years according to the auction notice. For this capacity, an investment of approximately R$ 310 million is estimated, including the amount related to the grant, to be disbursed in up to six years after signature of the contract.

35. Subsequent events

a. The conclusion of the sale of interest in ConectCar

On October 1, 2021, the Company, in addition to the notice to the market dated June 25, 2021, announced the conclusion of the sale of its interest in ConectCar.

The value of the sale of the 50% interest in ConectCar was R$ 165 million, paid on October 1, 2021, and is still subject to possible adjustments arising from variations in working capital and net debt position. The contractual term for the presentation of the price adjustment calculations by Portoseg is 120 days from the date of completion of the sale.

133

ULTRAPAR PARTICIPAÇÕES S.A.

MATERIAL NOTICE

Ultrapar reviews its financial guidance for 2021

São Paulo, November 3, 2021 – Ultrapar Participações S.A. (B3: UGPA3 / NYSE: UGP, “Ultrapar” or “Company”), pursuant to CVM Resolution 44/21 and CVM Instruction 480/09, hereby announces the review of its financial guidance for 2021 disclosed in the Material Notice of February 24, 2021:

EBITDA 2021	Initial guidance			Revised guidance
(R$ million)

Ultrapar[1]	3,800	≤ ∆ ≤	4,650	3,710	≤ ∆ ≤	4,090

Ipiranga[1]	2,100	≤ ∆ ≤	2,500	1,750	≤ ∆ ≤	1,950
Oxiteno[1]	800	≤ ∆ ≤	1,100	1,050	≤ ∆ ≤	1,150
Ultragaz[1]	670	≤ ∆ ≤	750	700	≤ ∆ ≤	740
Ultracargo	340	≤ ∆ ≤	370	380	≤ ∆ ≤	400
Extrafarma	100	≤ ∆ ≤	140	60	≤ ∆ ≤	80
Holding and Others	(210)			(230)

1	Adjusted EBITDA, according to CVM Instruction 527/12

At Ipiranga, the EBITDA guidance was cut mainly due to more pressured margins resulting from inventory positions taken and the pass-through of cost increases, and a lower volume compared to the original guidance.

At Oxiteno, the EBITDA guidance was raised to reflect higher-than-expected sales volume and more favorable margins.

At Ultracargo, the improvement in the EBITDA guidance results from the start-up of operations of the Itaqui and Vila do Conde terminals ahead of schedule, in addition to productivity gains above those projected for the year.

At Extrafarma, the competitive environment in the North and Northeast regions combined with lower sales drove the reduction in the EBITDA guidance. Extrafarma's projection excludes the non-recurring effect of the impairment registered in 2Q21. The lower result of the Holding and Others reflects mainly increased expenses with M&A transactions and lower-than-expected results of the Refinaria de Petróleo Riograndense.

The projections are based in information currently available, estimates and assumptions of the Company’s Executive Board, and do not include the effects of potential acquisitions or divestments. Such estimates are not guarantee of performance and involve risks and uncertainties, since they refer to future events and depend on circumstances which may or may not occur. General economic conditions and market conditions, among other factors, may lead to results which differ materially from the figures disclosed.

Rodrigo de Almeida Pizzinatto

Chief Financial and Investor Relations Officer

Ultrapar Participações S.A

134

São Paulo, November 3, 2021 – Ultrapar Participações S.A. (“Company”, “Ultra Group” or “Ultrapar”, B3: UGPA3 / NYSE: UGP), a company engaged in energy and infrastructure through Ipiranga, Ultragaz and Ultracargo, specialty chemicals through Oxiteno and retail pharmacy with Extrafarma, today announces its results for the third quarter of 2021.

Net revenues	EBITDA	Net income
R$ 32 billion	R$ 1,017 million	R$ 374 million

Investments	Cash flow from operations – 9M21	Market cap
R$ 491 million	R$ 1.9 billion	R$ 16 billion

Highlights

  Announcement of the succession plan of the leadership of Ultrapar’s Board of Directors. As from January 2022, Marcos Lutz will assume the position of Chief Executive Officer of Ultrapar, as part of the process to succeed Pedro Wongtschowski as Chairman of the Board of Directors as from April 2023. Also, as from January 2022, Frederico Curado, current Chief Executive Officer of Ultrapar, will take over as Vice-Chairman, succeeding Lúcio de Castro Andrade Filho, who will retire at the end of 2021.
  Election of Leonardo Linden as the new Chief Executive Officer of Ipiranga and of Marcelo Araújo as Chief Corporate Development & Advocacy Officer of Ultrapar Holding (changes effective from October 2021).
  Marcos Lutz became a signatory of Ultrapar’s August 2020 Shareholders’ Agreement, with a holding of 2.4% of Ultra S.A. capital stock.
  Evolution on Ultrapar’s portfolio review process, with the announcement of the divestment of Oxiteno and the conclusion of the sale of the equity interest in ConectCar, consistent with the strategy disclosed by the Company.
  End of negotiations for the acquisition of REFAP.
  Record quarterly results registered at Ultracargo and Oxiteno.
  Issuance of Agribusiness Receivables Certificate (tax incentive bonds - CRA) by Ipiranga in September 2021, in the total amount of R$ 960 million and cost of 102.75% of the CDI.
  Review of the financial guidance for Ultrapar and its businesses for 2021 to reflect expected results for the year.

135

Considerations on the financial and operational information

The financial information presented in this document was prepared in accordance with the International Financial Reporting Standards (IFRS). The financial information of Ultrapar corresponds to the Company’s consolidated information. The information on Ultragaz, Ultracargo, Oxiteno, Ipiranga and Extrafarma are presented without the elimination of intersegment transactions. Therefore, the sum of such information may not correspond to Ultrapar’s consolidated information. Additionally, the financial and operational information presented in this document is subject to rounding and, consequently, the total amounts presented in the tables and charts may differ from the direct numerical sum of the amounts that precede them.

The financial information presented in this document includes the adoption of the IFRS 16 norm and the segregation of certain expenses pertaining to the Holding.

Information denominated EBITDA – Earnings Before Interest, Taxes on Income and Social Contribution on Net Income, Depreciation and Amortization; Adjusted EBITDA – adjusted by the amortization of contractual assets with customers – exclusive rights and by the cash flow hedge from bonds; and EBIT – Earnings Before Interest and Taxes on Income and Social Contribution on Net Income are presented in accordance to Instruction No. 527, issued by the Brazilian Securities and Exchange Commission – CVM on October 4, 2012. The calculation of EBITDA based on net income is shown below:

	Quarter			Accumulated

R$ million	3Q21	3Q20	2Q21	9M21	9M20

Net income	374.3	277.3	(18.2)	493.4	496.2
(+) Income and social contribution taxes	(108.0)	163.4	54.9	47.9	356.7
(+) Net financial (income) expenses	296.0	157.9	2.8	632.4	405.8
(+) Depreciation and amortization	346.1	323.4	335.7	1,014.5	940.5

EBITDA	908.4	921.9	375.1	2,188.3	2,199.2

Adjustments
(+) Amortization of contractual assets with customers - exclusive rights (Ipiranga)	70.5	73.2	80.3	198.6	223.2
(+) Amortization of contractual assets with customers - exclusive rights (Ultragaz)	0.4	0.4	0.4	1.2	1.2
(+) Cash flow hedge from bonds (Oxiteno)	38.0	42.9	47.7	129.0	105.6

Adjusted EBITDA	1,017.3	1,038.3	503.5	2,517.1	2,529.2
Ultragaz	220.5	222.2	136.5	507.2	574.8
Ultracargo	102.1	78.4	100.2	294.8	260.5
Oxiteno	351.5	168.8	273.8	852.2	523.0
Ipiranga	398.1	565.7	421.8	1,382.9	1,224.3
Extrafarma	17.0	27.7	(373.0)	(344.5)	50.2
Holding1/Others	(71.8)	(24.5)	(55.9)	(175.6)	(103.6)

Non-recurring items that affected EBITDA
(-) Tax credits (Oxiteno)	-	-	-	-	(70.9)
(-) Tax credits (Ultracargo)	-	-	-	-	(11.7)
(+) Impairment (Extrafarma)	-	-	394.7	394.7	-

Recurring EBITDA	1,017.3	1,038.3	898.1	2,911.8	2,446.6
Ultragaz	220.5	222.2	136.5	507.2	574.8
Ultracargo	102.1	78.4	100.2	294.8	248.8
Oxiteno	351.5	168.8	273.8	852.2	452.1
Ipiranga	398.1	565.7	421.8	1,382.9	1,224.3
Extrafarma	17.0	27.7	21.6	50.2	50.2
Holding1/Others	(71.8)	(24.5)	(55.9)	(175.6)	(103.6)

1	Mainly expenses related to the governance bodies (Board of Directors, Fiscal Council, Committees), to the Presidency, Financial Department and areas linked to the Group's strategy, risk management, portfolio management and capital allocation, such as IR and M&A

136

Ultrapar

Amounts in R$ million	3Q21	3Q20	2Q21	Δ	Δ	9M21	9M20	Δ
				3Q21 v 3Q20	3Q21 v 2Q21			9M21 v 9M20
Net revenues	31,911	20,762	28,526	54%	12%	84,387	58,025	45%
Adjusted EBITDA	1,017	1,038	503	(2%)	102%	2,517	2,529	0%
Recurring EBITDA[1]	1,017	1,038	898	(2%)	13%	2,912	2,447	19%
Depreciation and amortization[2]	417	397	416	5%	0%	1,214	1,165	4%
Financial result[3]	(334)	(201)	(50)	(66%)	n/a	(761)	(511)	(49%)
Net income	374	277	(18)	35%	n/a	493	496	(1%)
Recurring net income[4]	178	277	289	(36%)	(38%)	604	496	22%
Investments[5]	491	313	398	57%	24%	1,183	1,024	16%
Cash flow from operations	604	828	1,150	(27%)	(47%)	1,882	2,630	(28%)

1	Non-recurring items described in the EBITDA calculation table – page 2
2	Includes amortization of contractual assets with customers – exclusive rights
3	Includes the result of the cash flow hedge from bonds
4	Does not include the impairment of Extrafarma of R$ 395 million in 2Q21 and the income tax reversion over the SELIC’s adjustments of tax credits of R$ 196 million in 3Q21
5	Includes R$ 29 million related to the grant of Ultracargo's terminal in Vila do Conde in 1Q21, R$ 15 million related to the grant of Ultracargo’s IQI-13 terminal in Itaqui in 3Q21 and R$ 14 million related to the grant of Ipiranga's terminal in Belém in 3Q21

Net revenues – Total of R$ 31,911 million, an increase of 54% and 12% in relation to 3Q20 and 2Q21, respectively, due to revenues growth in Ipiranga, Ultragaz, Oxiteno and Ultracargo.

Recurring EBITDA – Total of R$ 1,017 million, a decrease of 2% in relation to 3Q20, mainly due to lower EBITDA at Ipiranga and abastece aí and higher expenses of the Holding, attenuated by the growth of Oxiteno and Ultracargo. In relation to 2Q21, excluding Extrafarma’s impairment registered in the last quarter, there was an increase of 13%, resulting from the growth of Ultragaz and Oxiteno, partially offset by the EBITDA reduction at Ipiranga, abastece aí and affiliates.

Results from the Holding, affiliates and abastece aí – In addition to the results of the five main businesses, Ultrapar recorded a negative result of R$ 72 million, composed of (i) R$ 38 million of negative EBITDA with the Holding, R$ 18 million higher than in 3Q20, mainly due to the concentration of expenses with M&A projects and the effects of inflation on personnel expenses, (ii) R$ 22 million of negative EBITDA with abastece aí (new digital payment company), due to expenses with technology and marketing to consolidate the performance and expansion of the application and loyalty program and (iii) R$ 11 million of negative EBITDA with affiliates, of which R$ 6 million refer to ConectCar, which will no longer compose Ultrapar’s results from 4Q21.

Depreciation and amortization – Total of R$ 417 million (+5%), due to investments made over the last twelve months. In relation to 2Q21, total costs and expenses with depreciation and amortization remained stable.

Financial result (including cash flow hedge) – Ultrapar recognized net financial expenses of R$ 334 million in 3Q21, compared to net financial expenses of R$ 201 million in 3Q20. This deterioration is mainly a result of the temporary negative effect of mark-to-market of hedges of the bonds, attenuated by the accrued interest from extraordinary tax credits related to the ICMS exclusion from the PIS/Cofins calculation base in the amount of R$ 60 million in 3Q21. Compared to 2Q21, when Ultrapar recognized net financial expenses of R$ 50 million, the difference is mainly explained by the deterioration of mark-to-market result of the hedges, which was positive in 2Q21 and negative in 3Q21.

Recurring net income – Total of R$ 178 million, a reduction of 36% and 38% compared to 3Q20 and 2Q21, respectively, mainly due to the deterioration in the financial result.

Cash flow from operations – Generation of R$ 1.9 billion in 9M21, compared to the generation of R$ 2.6 billion in 9M20, due to increased investment in working capital in the period, mainly as a result of strong price hikes in fuel and raw materials, attenuated by the EBITDA growth.

137

Ultragaz

	3Q21	3Q20	2Q21	Δ	Δ	9M21	9M20	Δ
				3Q21 v 3Q20	3Q21 v 2Q21			9M21 v 9M20
Total volume (000 tons)	453	453	439	0%	3%	1,298	1,307	(1%)
Bottled	304	309	299	(2%)	2%	876	909	(4%)
Bulk	149	144	140	4%	7%	421	398	6%
EBITDA (R$ million)	220	222	137	(1%)	61%	507	575	(12%)

Operational performance – The volume sold by Ultragaz in 3Q21 remained stable compared to 3Q20. Volumes in the bottled segment decreased by 2%, mainly due to effects of the pandemic over demand growth for LPG bottles in 3Q20. Volumes in the bulk segment, in turn, increased 4%, due to sales growth in the industrial, commercial and services segments that were the most impacted by the pandemic in 2020. Compared to 2Q21, the volume sold increased by 3%, reflecting the typical seasonality between the quarters.

Net revenues – Total of R$ 2,680 million (+37%), mainly due to the increases in LPG cost. In relation to 2Q21, net revenues were 14% higher, for the same reason mentioned above and because of higher volume sold.

Cost of goods sold – Total of R$ 2,353 million (+44%), due to the readjustments of LPG cost by Petrobras, resulting from the increases in the international prices of oil and its derivatives and exchange rate variation, in addition to the effects of inflation on materials (mainly fuel and materials for requalification of bottles). Compared to 2Q21, the cost of goods sold rose 11%, due to the same factors mentioned and the sales volume growth.

Sales, general and administrative expenses – Total of R$ 174 million (+10%), as a result of higher one-off expenses with information technology to improve commercial relationship, marketing expenses related to the new brand launched in the first semester and higher provision for doubtful accounts. In relation to 2Q21, the sales, general and administrative expenses increased by 9%, due to higher expenses with personnel and marketing.

EBITDA – Total of R$ 220 million, R$ 2 million lower than that in 3Q20. Compared to 2Q21, EBITDA grew by 61%, due to sales volume growth and pass throughs of LPG cost increases, attenuated by higher expenses.

Investments – R$ 99 million were invested in this quarter, mainly allocated to equipment installed in new customers in the bulk segment, to the acquisition and replacement of bottles, to the new plants in Belém (state of Pará) and Fortaleza (state of Ceará), and to security and information technology projects.

138

Ultracargo

	3Q21	3Q20	2Q21	Δ	Δ	9M21	9M20	Δ
				3Q21 v 3Q20	3Q21 v 2Q21			9M21 v 9M20
Installed capacity[1] (000 m³)	878	838	859	5%	2%	860	831	4%
m³ sold (000 m³)	3,089	3,062	3,155	1%	(2%)	9,381	9,174	2%
EBITDA (R$ million)	102	78	100	30%	2%	295	261	13%
Recurring EBITDA[2] (R$ million)	102	78	100	30%	2%	295	249	19%

1	Monthly average
2	Does not include the effect of tax credits of R$ 12 million in 2Q20

Operational performance – Ultracargo’s average installed capacity increased 5% from 3Q20, due to the commissioning of capacity expansions in Itaqui in the last twelve months. The m³ sold increased 1%, mainly due to the increase in fuels handling in Aratu and Itaqui, attenuated by lower fuels handling in Suape. In relation to 2Q21, the m³ sold decreased by 2%, due to lower activity in Suape and Santos terminals.

Net revenues – Total of R$ 178 million (+11%), due to the contractual readjustments and a richer mix of products and terminals, in addition to the capacity expansions in Itaqui terminal. In relation to 2Q21, net revenues remained practically stable.

Cost of services provided – Total of R$ 69 million (+2%), mainly due to an increase in depreciation, arising from the capacity expansions. In relation to 2Q21, the cost of services provided decreased by 1%, due to optimization of products handling among the terminals.

Sales, general and administrative expenses – Total of R$ 33 million (-6%), arising from the efficiency gains, despite increased inflationary pressure, in addition to lower expenses with consultancy and IT services. SG&A per m³ sold showed a reduction of 7% year on year, evidencing significant productivity gains. In relation to 2Q21, the sales, general and administrative expenses reduced by 3%.

EBITDA – Ultracargo reached a record EBITDA level of R$ 102 million (+30%), due to expansions with profitability gains, contractual readjustments, reduction of expenses, and productivity gains. In relation to 2Q21, EBITDA increased 2%, due to contractual readjustments and lower expenses.

Investments – Investments in the period amounted to R$ 74 million, directed to the conclusion of the construction of the new terminal in Vila do Conde (state of Pará), the expansion of the Itaqui terminal and projects for efficiency gains, maintenance and operational safety of the terminals.

139

Oxiteno

	3Q21	3Q20	2Q21	Δ	Δ	9M21	9M20	Δ
				3Q21 v 3Q20	3Q21 v 2Q21			9M21 v 9M20
Average exchange rate (R$/US$)	5.23	5.38	5.30	(3%)	(1%)	5.33	5.08	5%
Total volume (000 tons)	216	202	192	7%	13%	588	549	7%
Commodities	35	37	32	(4%)	10%	86	97	(11%)
Specialty chemicals/Others	181	166	160	9%	13%	502	453	11%
Sales in Brazil	154	143	136	8%	13%	417	381	9%
International sales	62	60	55	3%	12%	171	169	2%
EBITDA (R$ million)	352	169	274	108%	28%	852	523	63%
Recurring EBITDA[1] (R$ million)	352	169	274	108%	28%	852	452	89%

1	Does not include the effect of tax credits of R$ 71 million in 1Q20

Operational performance – Total volume sold by Oxiteno increased by 7% in relation to 3Q20, with a 9% growth in specialty chemicals, boosted by increased sales mainly in crop solutions and coatings segments, in addition to the increase in volumes in the United States (ramp up of the plant). The volume of commodities had a 4% reduction, mainly due to increased spot sales in 2020. Compared to 2Q21, the volume rose 13%, with volume growth in all segments in the domestic market, mainly home and personal care, crop solutions and coatings, in addition to the recovery in export volumes after the scheduled shutdown in 2Q21.

Net revenues – Total of R$ 1,982 million (+39%), due to the increase in sales volume and in average dollar prices, as a result of the rise in raw materials costs and a product mix with lower share of commodities. Compared to 2Q21, net revenues increased 18%, due mainly to volume growth.

Cost of goods sold – Total of R$ 1,515 million (+31%), due to the increase in sales volume and in raw material costs, in addition to the increase in personnel costs (variable remuneration), attenuated by the effect of the Zero Cost Collar in 3Q20 (margin hedge, discontinued as from 2021) and lower expenses with maintenance. In relation to 2Q21, the cost of goods sold increased 17%, due to the increase in sales volume and increase in personnel costs, attenuated by lower maintenance expenses, due to the scheduled shutdown in Mauá in 2Q21.

Sales, general and administrative expenses – Total of R$ 252 million (+15%), due to the increase in freight and storage expenses, as a result of sales volume growth and higher unit costs, in addition to higher personnel expenses (collective wage adjustment and variable remuneration). Compared to 2Q21, the sales, general and administrative expenses increased 10%, due to increased freight and personnel expenses.

Other operating results – Total of R$ 22 million in 3Q21, mainly due to the insurance reimbursement for business interruption losses from an incident at Oleoquímica, in Camaçari, in 2017.

EBITDA – Oxiteno reached a record EBITDA level of R$ 352 million (+108%), reflecting higher sales volume and margins improvement, in addition to the effect of the Zero Cost Collar in 3Q20 (margin hedge, discontinued as from 2021), attenuated by increased costs and expenses. In relation to 2Q21, EBITDA increased 28%, mainly due to higher specialty chemicals sales volume.

Investments – Investments in the period amounted to R$ 58 million, mainly directed to the maintenance and safety of production units.

140

Ipiranga

	3Q21	3Q20	2Q21	Δ	Δ	9M21	9M20	Δ
				3Q21 v 3Q20	3Q21 v 2Q21			9M21 v 9M20
Total volume (000 m³)	5,855	5,530	5,585	6%	5%	16,807	15,646	7%
Diesel	3,121	2,999	3,024	4%	3%	8,896	8,303	7%
Otto cycle	2,623	2,421	2,453	8%	7%	7,577	7,048	8%
Others[1]	110	110	109	1%	2%	334	295	13%
EBITDA (R$ million)	398	566	422	(30%)	(6%)	1,383	1,224	13%
1	Fuel oils, arla 32, kerosene, lubricants and greases

Operational performance – Ipiranga reported a 6% growth in the volume sold compared to 3Q20, composed of 8% growth in the Otto cycle and 4% in diesel, mainly due to impacts of the pandemic in 3Q20. The volume sold was 5% higher than that in 2Q21, due to the gradual recovery in fuel consumption especially in the branded network, with a growth of 7% in the Otto cycle and 3% in diesel.

Net revenues – Total of R$ 26,614 million (+59%), due to sales volume growth and increase in the average costs of oil derivatives and ethanol. In relation to 2Q21, net revenues increased 12%, arising from the same factors.

Cost of goods sold – Total of R$ 25,892 million (+62%), due to the increase in costs practiced by Petrobras, arising from the diesel and gasoline international prices hikes, and in ethanol costs, in addition to the increase in sales volume. Compared to 2Q21, the increase of 11% resulted from the same factors mentioned above.

Sales, general and administrative expenses – Total of R$ 546 million (+34%), due to increased expenses with (i) commercial rebates at Iconic, due to an increase in sales for car manufacturers, (ii) reversal of provisions for doubtful accounts in 3Q20, (iii) freight (higher volume sold and increase in unit cost) and (iv) AmPm’s company-operated stores, in addition to expense saving implemented in several fronts in 2020, as a result of the pandemic. Compared to 2Q21, the sales, general and administrative expenses increased 11%, due to increased expenses with freight, marketing and provision for doubtful accounts.

Other operating results – Total of R$ 5 million, an increase of R$ 51 million compared to 3Q20, mainly due to an increase of R$ 29 million in tax credits (R$ 38 million of which was registered in 3Q21) and R$ 20 million lower costs with CBios related to the goals defined by RenovaBio. Compared to 2Q21, the reduction totaled R$ 69 million, due to the net amount of R$ 97 million in extraordinary credits reported in 2Q21, partially offset by higher costs with CBios in 3Q21.

Results from disposal of assets – Total of R$ 18 million (+39%), due to higher results from sales of real estate assets, pumps and tanks. Compared to 2Q21, the reduction of 44% resulted from lower results from sales of real estate assets.

EBITDA – Total of R$ 398 million (-30%), mainly due to lower commercial margins in July 2021 and SG&A increase, despite the growth in sales volume. The reduction of 6% from 2Q21 is due to lower tax credits registered and higher expenses, attenuated by gradual volume and unit gross profit recovery, which increased from R$ 107/m³ in 2Q21 to R$ 123/m³ in 3Q21.

Investments – R$ 244 million were invested in the quarter, directed to expansion and maintenance of Ipiranga’s service stations and franchise network and to logistics infrastructure. Out of the total investments, R$ 124 million refers to additions to fixed and intangible assets and R$ 139 million to contractual assets with customers (exclusive rights). These amounts were reduced by the receipt of a R$ 20 million installments from sale of real estate assets, net of financings offered to customers.

141

Extrafarma

	3Q21	3Q20	2Q21	Δ	Δ	9M21	9M20	Δ
				3Q21 v 3Q20	3Q21 v 2Q21			9M21 v 9M20
Number of stores (end of the period)	399	408	400	(2%)	0%	399	408	(2%)
% of mature stores (+3 years)	85%	68%	83%	17 p.p.	2 p.p.	85%	68%	17 p.p.
Gross revenues (R$ million)	510	523	542	(3%)	(6%)	1,569	1,558	1%
EBITDA (R$ million)	17	28	(373)	(39%)	n/a	(344)	50	n/a
Recurring EBITDA[1] (R$ million)	17	28	22	(39%)	(21%)	50	50	0%

1	Does not include the impairment of assets of R$ 395 million in 2Q21

Operational performance – Extrafarma ended 3Q21 with 399 pharmacies, with 1 opening and 10 closures in the last twelve months, a reduction of 2% in its network, resulting from greater selectivity in expansion and a more rigorous approach to underperforming stores. At the end of the quarter, maturing stores (with up to three years of operation) represented 15% of the network.

Gross revenues – Total of R$ 510 million (-3%), due to the lower number of stores (-2%) and the strong comparison base in mobile phone sales in 3Q20 (-73%), due to the temporary shutdown of commercial activities by virtue of the pandemic in that period, partially offset by the 3% increase in the same stores sales (excluding mobile phone sales). In relation to 2Q21, gross revenues decreased 6%, due to higher competition and lower wholesale sales.

Cost of goods sold and gross profit – The cost of goods sold totaled R$ 334 million (-3%), aligned with the decrease in sales. The gross profit totaled R$ 150 million (+1%), equivalent to the gross margin of 29.4%, 1.2 p. p. above the 3Q20. In relation to 2Q21, the cost of goods sold decreased 5%, practically in line with sales reduction, while the gross profit decreased 7%.

Sales, general and administrative expenses – Total of R$ 175 million (+10%), due to the impacts of inflation in personnel expenses and the savings obtained in 3Q20, as a result of the pandemic. In relation to 2Q21, the sales, general and administrative expenses decreased 1%, mainly due to lower revenues.

Recurring EBITDA – Total of R$ 17 million (-39%), due to lower sales and impacts of inflation and savings on expenses. In relation to 2Q21, excluding the effect of the impairment, the decrease of 21% resulted mainly from lower margins, due to the inventory renewal after annual readjustment in the medicine prices.

Investments – In 3Q21, investments totaled R$ 6 million, mainly directed to the maintenance of technology, refurbishments and improvements in stores.

142

Indebtedness (R$ million)

Ultrapar consolidated	3Q21	3Q20	2Q21
Gross debt	(16,409)	(18,756)	(16,106)
Cash and cash equivalents	6,588	9,798	6,979
Net debt (ex-IFRS 16)	(9,821)	(8,958)	(9,127)
Leases payable	(1,816)	(1,832)	(1,796)
Net debt	(11,636)	(10,790)	(10,923)
Net debt/LTM Adjusted EBITDA[1] (ex-IFRS 16)	2.9x	2.9x	2.6x
Net debt/LTM Adjusted EBITDA[1]	3.0x	3.1x	2.8x
Average cost of debt (curve)	105% DI	193% DI	114% DI
	DI + 0.2%	DI + 1.9%	DI + 0.5%
Average cash yield	61% DI	68% DI	76% DI
Average debt duration (years)	4.9	4.8	4.4
1	LTM Adjusted EBITDA does not include the impairment of Extrafarma of R$ 593 million for 3Q20 (registered in 4Q19) and of R$ 395 million for 2Q21 and 3Q21 (registered in 2Q21)

Ultrapar ended 3Q21 with net financial debt totaling R$ 9.8 billion, composed of gross indebtedness of R$ 16.4 billion and cash position of R$ 6.6 billion. Considering the leases payable (IFRS 16) of R$ 1.8 billion, the total net debt was R$ 11.6 billion (3.0x LTM Adjusted EBITDA) compared to R$ 10.9 billion on June 30, 2021 (2.8x LTM Adjusted EBITDA). The increase in net debt compared to the position at the end of 2Q21 resulted mainly from (i) the deterioration of the financial result, mainly the negative temporary effect of mark-to-market of hedge from the bonds, (ii) the net debt exchange rate variation on the portion of bonds designated for hedge accounting and (iii) the payment of interim dividends in August 2021. The increase in financial leverage results from the increase in net debt, due to the reasons explained above.

Maturity profile and debt breakdown:

143

Updates on ESG themes

In August 2021, a climate survey was carried out for the Holding company, in partnership with Great Place to Work (GPTW), with the participation of 84% of the employees. The result of 80 in the favorability index ensured the Ultrapar Holding the certification of Best Companies to Work for by GPTW.

In July, in the CDP Supply Chain program, Ultragaz participated in the Climate Change and Water Security questionnaires, with 95% of the company’s suppliers participating in both programs. During the quarter, Ultragaz transported 2 thousand oxygen cylinders from suppliers to hospitals in the state of São Paulo on the social responsibility front. In addition, through an educational campaign on the prevention and care for hypertension issues, in partnership with the Brazilian Society of Hypertension, information folders were distributed by Ultragaz resellers. It is estimated that the campaign impacted more than 3 million people in 11 states. In partnership with Childhood Brasil, UNICEF and Canal Futura, Ultragaz promoted the distribution of folders to spread the series “What Body is This?”, a part of the Growing Up Without Violence Project. The series deals with the importance of self-protection, open dialogue, knowledge of one's own body and respect. In September, Ultragaz conducted a survey with its employees on Diversity and Inclusion, with participation of 84% of its workforce.

In September, Ultracargo launched the SOUL+ Innovative Ideas Program for Santos, Aratu, and Suape terminals, focused on sustainability and productivity. In addition, Ultracargo partnered with the Ayrton Senna Institute to support the Socio-Emotional Dialogues project to be implemented in municipal schools in São Luís (state of Maranhão).

In August, Oxiteno signed the UN Global Compact’s Gender Equality program, a movement that aims to establish clear goals for companies that are members of the Global Compact’s Brazil Network to increase the number of women in senior leadership positions. In addition, Oxiteno promoted an event called Seeding Ideas to its customers in the crop solutions segment, with sustainability as the main topic.

In September, Oxiteno and Ipiranga participated in the second edition of Inova 2030, a project linked to the UN Global Compact that encourages entrepreneurship among young professionals in business projects and solutions to achieve the Sustainable Development Goals (SDGs).

Aiming to expand the number of vehicular electrical recharge spots in its network, Ipiranga established a partnership agreement with CPFL to participate in the Electric Mobility R&D project of the Brazilian Electric Energy Agency (ANEEL), which provides for the installation of more than 40 chargers for electric vehicles in Campinas (state of São Paulo) and Gramado (state of Rio Grande do Sul), as well as road corridors in the countryside of São Paulo and Rio Grande do Sul. Furthermore, together with other companies and Grupo Ultra, Ipiranga signed the letter “Business Leaders for the Climate”, a movement led by the Brazilian Business Council for Sustainable Development (CEBDS) in partnership with other entities in the sector, defending ambitious climate goals, in addition to Brazil’s leading role against the aggravation and effects of climate change. Ipiranga also launched the second cycle of its internship program, with 50% of the vacancies allocated to afro-descendant professionals. The first edition on the first half of 2021 received more than 5 thousand applications, with approximately 70% of those selected declaring themselves black people. In addition, the Health in the Road Program, whose 2021 edition ended in September, with 120 scheduled events and offering primary health care for truck drivers and populations around Ipiranga highway stations, surpassed the record of serviced people reported in June, with more than 1,045 consultations in a single day in Santarém (state of Pará), with the structure of the program being used to make available the application of the vaccine against COVID-19.

During the quarter, using Extrafarma stores as collection points, more than 6 thousand hygiene items were collected for the NGO Jardim das Borboletas Association, and almost 2 thousand hygiene items were collected for the Lucas Dantas Community Association (Lar ACOLD).

144

Capital markets

Ultrapar’s combined average daily financial volume on B3 and NYSE totaled R$ 153 million/day in 3Q21 (-9%). Ultrapar’s shares ended the quarter quoted at R$ 14.74 on B3, a depreciation of 20% in the quarter, while the Ibovespa stock index fell by 12%. In NYSE, Ultrapar’s shares decreased 28% in 3Q21, while the Dow Jones stock index depreciated 2%. Ultrapar ended 3Q21 with a market cap of R$ 16 billion.

Capital markets	3Q21	3Q20	2Q21	9M21	9M20
Number of shares (000)	1,115,108	1,115,006	1,115,077	1,115,108	1,115,006
Market capitalization[1] (R$ million)	16,437	21,486	20,506	16,437	21,486
B3
Average daily trading volume (000 shares)	8,210	7,415	5,732	6,934	8,793
Average daily financial volume (R$ 000)	133,350	149,324	116,073	131,489	158,259
Average share price (R$/share)	16.24	20.14	20.25	18.96	18.00
NYSE
Quantity of ADRs² (000 ADRs)	50,374	47,480	50,363	50,374	47,480
Average daily trading volume (000 ADRs)	1,205	958	1,533	1,669	1,458
Average daily financial volume (US$ 000)	3,744	3,594	5,951	6,118	5,639
Average share price (US$/ADRs)	3.11	3.76	3.88	3.67	3.88
Total
Average daily trading volume (000 shares)	9,415	8,373	7,265	8,602	10,251
Average daily financial volume (R$ 000)	152,939	168,661	147,500	164,371	185,681
1	Calculated on the closing share price for the period
2	1 ADR = 1 common share

UGPA3 x Ibovespa Performance – 3Q21

(Jun 30, 2021 = 100)

145

Guidance for 2021

According to the Material Notice disclosed on this date, Ultrapar announces the review of its financial guidance for 2021.

EBITDA 2021 (R$ million)		Initial guidance			Revised guidance

Ultrapar[1]	3,800	≤ ∆ ≤	4,650	3,750	≤ ∆ ≤	4,130

Ipiranga[1]	2,100	≤ ∆ ≤	2,500	1,800	≤ ∆ ≤	2,000
Oxiteno[1]	800	≤ ∆ ≤	1,100	1,050	≤ ∆ ≤	1,150
Ultragaz[1]	670	≤ ∆ ≤	750	700	≤ ∆ ≤	740
Ultracargo	340	≤ ∆ ≤	370	380	≤ ∆ ≤	400
Extrafarma	100	≤ ∆ ≤	140	60	≤ ∆ ≤	80
Holding and Others	(210)			(240)

1	Adjusted EBITDA, according to CVM Instruction 527/12

At Ipiranga, the EBITDA guidance was cut mainly due to more pressured margins resulting from inventory positions taken and the pass-through of cost increases, and a lower volume compared to the original guidance.

At Oxiteno, the EBITDA guidance was raised to reflect higher-than-expected sales volume and more favorable margins.

At Ultracargo, the improvement in the EBITDA guidance results from the start-up of operations of the Itaqui and Vila do Conde terminals ahead of schedule, in addition to productivity gains above those projected for the year.

At Extrafarma, the competitive environment in the North and Northeast regions combined with lower sales drove the reduction in the EBITDA guidance. Extrafarma's projection excludes the non-recurring effect of the impairment registered in 2Q21.

The lower result of the Holding and Others reflects mainly increased expenses with M&A transactions and lower-than-expected results of the Refinaria de Petróleo Riograndense.

The projections are based in information currently available, estimates and assumptions of the Company’s Executive Board, and do not include the effects of potential acquisitions or divestments. Such estimates are not guarantee of performance and involve risks and uncertainties, since they refer to future events and depend on circumstances which may or may not occur. General economic conditions and market conditions, among other factors, may lead to results which differ materially from the figures disclosed.

146

3Q21 Conference call

Ultrapar will host a conference call for analysts and investors on November 4, 2021 to comment on the Company’s performance in the third quarter of 2021 and outlook. The presentation will be available for download in the Company’s website 30 minutes prior to the conference call.

The conference call will be transmitted via WEBCAST and held in Portuguese with simultaneous translation into English. The access link is available at ri.ultra.com.br. Please connect 10 minutes in advance.

Conference call in Portuguese with simultaneous translation into English

Time: 11:00 a.m. (BRT) / 10:00 a.m. (EDT)

Participants in Brazil: +55 (11) 4090-1621

Code: Ultrapar – in Portuguese

Replay: +55 (11) 3193-1012 (available for seven days)

Code: 3167603#

International participants: +1 (844) 204-8942 or +1 (412) 717-9627

Code: Ultrapar – in English

Replay: +55 (11) 3193-1012 (available for seven days)

Code: 9792937#

147

ULTRAPAR
CONSOLIDATED BALANCE SHEET

In million of Reais	SEP 21	SEP 20	JUN 21

ASSETS

Cash and cash equivalents	2,826.3	2,996.3	2,860.3
Financial investments and hedging instruments	2,914.9	5,582.7	3,356.0
Trade receivables and reseller financing	4,624.4	3,801.5	4,363.1
Inventories	5,574.2	3,539.6	4,888.8
Recoverable taxes	1,540.7	1,144.6	1,423.1
Prepaid expenses	141.2	136.4	159.8
Contractual assets with customers - exclusive rights	533.7	481.1	514.4
Other receivables	106.4	69.4	112.9
Total Current Assets	18,261.8	17,751.6	17,678.5

Financial investments and hedging instruments	847.3	1,218.8	762.5
Trade receivables and reseller financing	481.4	515.2	500.8
Deferred income and social contribution taxes	1,245.5	1,068.2	1,081.6
Recoverable taxes	1,815.2	1,573.1	1,657.2
Escrow deposits	868.4	952.4	862.7
Prepaid expenses	84.3	79.8	66.8
Contractual assets with customers - exclusive rights	1,385.2	1,183.4	1,297.2
Other receivables	175.1	197.0	171.3
Investments	172.4	170.3	175.1
Right to use assets	2,093.0	2,163.0	2,057.5
Property, plant and equipment	8,235.0	7,976.1	8,030.9
Intangible assets	1,707.7	1,762.2	1,631.2
Total Non-Current Assets	19,110.5	18,859.5	18,294.7

TOTAL ASSETS	37,372.3	36,611.2	35,973.2

LIABILITIES

Loans, financing and hedge derivative financial instruments	945.6	3,004.4	1,548.7
Debentures	1,475.4	960.1	1,480.6
Trade payables	6,364.1	3,447.4	5,492.6
Salaries and related charges	549.0	514.0	434.2
Taxes payable	396.5	419.7	496.1
Leases payable	269.5	247.7	286.6
Other payables	345.1	409.9	314.2
Total Current Liabilities	10,345.2	9,003.1	10,053.1

Loans, financing and hedge derivative financial instruments	8,458.9	9,240.6	7,698.6
Debentures	5,529.2	5,550.9	5,377.7
Provisions for tax, civil and labor risks	797.2	844.6	768.6
Post-employment benefits	262.8	234.4	260.0
Leases payable	1,546.3	1,584.1	1,509.1
Other payables	247.8	326.2	257.3
Total Non-Current Liabilities	16,842.1	17,780.8	15,871.3

TOTAL LIABILITIES	27,187.4	26,783.9	25,924.4

EQUITY

Share capital	5,171.8	5,171.8	5,171.8
Reserves	5,008.3	4,593.8	5,007.9
Treasury shares	(489.1)	(489.1)	(489.1)
Other	104.9	147.8	(25.9)
Non-controlling interests in subsidiaries	389.1	403.0	384.1
Total Equity	10,185.0	9,827.3	10,048.8

TOTAL LIABILITIES AND EQUITY	37,372.3	36,611.2	35,973.2

Cash and financial investments	6,588.4	9,797.8	6,978.7
Loans and debentures	(16,409.1)	(18,755.9)	(16,105.6)
Leases payable	(1,815.8)	(1,831.8)	(1,795.7)
Net Cash (debt)	(11,636.4)	(10,789.9)	(10,922.6)

Net Cash (debt) ex-IFRS 16	(9,820.7)	(8,958.1)	(9,126.9)

148

ULTRAPAR
CONSOLIDATED INCOME STATEMENT

In million of Reais	3Q21	3Q20	2Q21	9M21	9M20

Net revenues from sales and services	31,911.1	20,762.1	28,526.1	84,387.5	58,025.5

Cost of products and services sold	(30,112.2)	(19,123.3)	(27,030.3)	(79,376.8)	(53,925.5)

Gross profit	1,798.9	1,638.8	1,495.8	5,010.6	4,099.9

Operating expenses
Selling and marketing	(781.5)	(630.7)	(700.3)	(2,140.2)	(1,883.9)
General and administrative	(497.7)	(373.9)	(473.1)	(1,439.6)	(1,077.0)

Other operating income, net	35.6	(45.9)	78.3	101.5	114.2
Gain (loss) on disposal of property, plant and equipment and intangibles	18.0	15.0	32.1	58.2	35.9
Impairment	-	-	(394.7)	(394.7)	-

Operating income (loss)	573.4	603.3	38.1	1,195.8	1,289.2

Financial result
Financial income	127.0	71.6	150.6	339.1	306.8
Financial expenses	(423.0)	(229.5)	(153.3)	(971.6)	(712.6)
Share of profit (loss) of subsidiaries, joint ventures and associates	(11.1)	(4.8)	1.3	(22.0)	(30.5)

Income before income and social contribution taxes	266.3	440.7	36.6	541.3	852.9

Provision for income and social contribution taxes
Current	(20.2)	(205.2)	(245.5)	(383.9)	(460.1)
Deferred	95.9	20.5	168.5	269.8	46.8
Tax incentives	32.3	21.3	22.2	66.3	56.6

Net income (loss)	374.3	277.3	(18.2)	493.4	496.2

Net income attributable to:
Shareholders of the Company	369.2	265.4	(31.1)	470.3	467.4
Non-controlling interests in subsidiaries	5.1	11.9	12.8	23.2	28.8

Adjusted EBITDA	1,017.3	1,038.3	503.5	2,517.1	2,529.2

Depreciation and amortization[1]	417.0	397.0	416.4	1,214.3	1,165.0
Cash flow hedge bonds	38.0	42.9	47.7	129.0	105.6

Total investments[2]	491.4	312.8	397.6	1,182.8	1,023.7

Ratios

Earnings per share (R$)	0.34	0.24	0.26	0.43	0.43
Net debt (ex-IFRS 16) / Stockholders' equity	0.96	0.91	0.91	0.96	0.91
Net debt / Stockholders' equity	1.14	1.10	1.09	1.14	1.10
Net debt / LTM Adjusted EBITDA[3] (ex-IFRS16)	2.87	2.91	2.64	2.87	2.91
Net debt / LTM Adjusted EBITDA[3]	3.01	3.10	2.81	3.01	3.10
Net interest expense / Adjusted EBITDA	0.29	0.15	0.01	0.25	0.16
Gross margin (%)	5.6%	7.9%	5.2%	5.9%	7.1%
Operating margin (%)	1.8%	2.9%	0.1%	1.4%	2.2%
Adjusted EBITDA margin (%)	3.2%	5.0%	1.8%	3.0%	4.4%

Number of employees	16,218	15,759	16,458	16,218	15,759

1	Includes amortization with contractual assets with customers – exclusive rights
2	Includes property, plant and equipment and additions to intangible assets, contractual assets with customers (exclusive rights), initial direct costs of assets with right of use, financing of clients and rental advances (net of repayments) and acquisition of shareholdings
3	LTM adjusted EBITDA does not include impairment of Extrafarma for 3Q21, 3Q20, 2Q21, 9M21 and 9M20
149

ULTRAPAR
CONSOLIDATED CASH FLOW

In million of Reais	JAN - SEP	JAN - SEP
	2021	2020
Cash flows from operating activities
Net income for the period	493.4	496.2
Adjustments to reconcile net income to cash provided by operating activities
Share of loss (profit) of subsidiaries, joint ventures and associates	22.0	30.5
Amortization of contractual assets with customers - exclusive rights	199.8	224.4
Amortization of right to use assets	264.7	242.1
Depreciation and amortization	749.8	698.4
PIS and COFINS credits on depreciation	13.1	11.5
Interest and foreign exchange rate variations	1,043.6	768.8
Deferred income and social contribution taxes	(269.8)	(46.8)
Current income and social contribution taxes	317.7	403.5
(Gain) loss on disposal of property, plant and equipment and intangibles	(58.2)	(35.9)
Impairment	394.7	-
Expected losses on doubtful accounts	(10.8)	29.1
Provision for losses in inventories	(5.5)	(0.8)
Provision for post-employment benefits	3.7	(18.6)
Equity instrument granted	8.5	4.5
Provision for decarbonization - CBIOs	111.2	-
Provision for tax, civil, and labor risks	(59.4)	(0.3)
Other provisions and adjustments	1.0	(1.0)

	3,219.6	2,805.5

(Increase) decrease in current assets
Trade receivables and reseller financing	(737.3)	255.2
Inventories	(1,718.5)	180.8
Recoverable taxes	(447.2)	71.5
Dividends received from subsidiaries and joint-ventures	0.1	4.7
Other receivables	(51.4)	(32.4)
Prepaid expenses	(52.5)	(65.0)

Increase (decrease) in current liabilities
Trade payables	2,125.5	607.4
Salaries and related charges	80.4	108.4
Taxes payable	(2.5)	40.4
Post-employment benefits	0.1	0.6
Other payables	(3.7)	66.4
Deferred revenue	(17.1)	(0.7)

(Increase) decrease in non-current asset
Trade receivables and reseller financing	10.0	(96.8)
Recoverable taxes	(104.1)	(700.8)
Escrow deposits	81.4	(31.0)
Other receivables	77.0	0.4
Prepaid expenses	8.3	5.3

Increase (decrease) in non-current liabilities
Post-employment benefits	1.5	9.1
Other payables	(15.5)	(37.0)

CBIOs acquisition	(121.9)	-
Payments of contractual assets with customers - exclusive rights	(222.6)	(296.8)
Contingency payments	(20.2)	(37.7)
Income and social contribution taxes paid	(207.0)	(227.3)

Net cash provided by (used in) operating activities	1,882.4	2,630.3

Cash flows from investing activities
Financial investments, net of redemptions	2,209.2	(1,567.1)
Acquisition of property, plant and equipment	(877.7)	(587.1)
Acquisition of intangible assets	(157.5)	(112.3)
Proceeds from disposal of investments	1.1	-
Capital increase in joint ventures	(25.7)	(20.0)
Capital decrease in associates	1.5	-
Initial direct costs of right to use assets	(14.9)	-
Related parties	(21.6)	-
Proceeds from disposal of property, plant and equipment and intangibles	99.6	86.0

Net cash provided by (used in) investing activities	1,214.0	(2,200.5)

Cash flows from financing activities
Loans and debentures
Proceeds	1,441.4	3,591.6
Repayments	(2,909.1)	(2,280.2)
Interest paid	(463.2)	(478.8)
Payments of leases[1]	(333.2)	(266.5)
Dividends paid	(705.6)	(264.5)
Related parties	(0.2)	(0.1)

Net cash provided by (used in) financing activities	(2,969.9)	301.7

Effect of exchange rate changes on cash and cash equivalents in foreign currency	38.2	149.5

Increase (decrease) in cash and cash equivalents	164.8	881.0

Cash and cash equivalents at the beginning of the period	2,661.5	2,115.4

Cash and cash equivalents at the end of the period	2,826.3	2,996.3

Transactions without cash effect:

Addition on right to use assets and leases payable	252.2	407.1
Addition on contractual assets with costumers - exclusive rights	197.9	140.0
Reversion fund - private pension	3.7	47.1
Issuance of shares related to the subscription warrants - indemnification - Extrafarma acquisition	1.8	54.8

1	Includes R$ 29 million related to the grant of Ultracargo's terminal in Vila do Conde in 1Q21 and R$ 14 million related to the grant of Ipiranga's terminal in Belém in 3Q21

150

ULTRAGAZ
CONSOLIDATED BALANCE SHEET

In million of Reais	SEP 21	SEP 20	JUN 21

OPERATING ASSETS
Trade receivables	472.4	366.9	449.3
Non-current trade receivables	29.9	31.7	32.8
Inventories	177.3	122.3	154.2
Taxes	86.0	97.9	79.1
Escrow deposits	220.0	218.9	219.9
Other	79.1	63.0	79.2
Right to use assets	89.4	110.7	92.6
Property, plant and equipment / Intangibles	1,181.2	1,045.0	1,135.9

TOTAL OPERATING ASSETS	2,335.2	2,056.4	2,242.9

OPERATING LIABILITIES
Suppliers	119.5	88.7	112.2
Salaries and related charges	99.0	105.9	80.4
Taxes	15.8	25.2	14.4
Judicial provisions	124.2	127.3	130.0
Leases payable	141.4	150.7	144.7
Other	53.9	80.0	54.0

TOTAL OPERATING LIABILITIES	553.8	577.8	535.7
CONSOLIDATED INCOME STATEMENT

In million of Reais	3Q21	3Q20	2Q21	9M21	9M20

Net revenues	2,679.5	1,954.9	2,345.6	7,063.0	5,439.7

Cost of products sold	(2,352.7)	(1,636.8)	(2,115.3)	(6,280.0)	(4,602.0)

Gross profit	326.8	318.0	230.3	783.0	837.7

Operating expenses
Selling	(120.8)	(104.4)	(112.2)	(329.2)	(315.1)
General and administrative	(53.1)	(54.4)	(47.1)	(150.7)	(134.2)

Other operating income	2.9	0.5	1.8	10.3	7.1
Gain (loss) on disposal of property, plant and equipment and intangibles	(0.4)	2.8	0.3	2.5	6.0

Operating income (loss)	155.3	162.5	73.1	315.8	401.4

Share of profit of subsidiaries, joint ventures and associates	(0.0)	(0.1)	0.0	0.0	(0.0)

Adjusted EBITDA	220.5	222.2	136.5	507.2	574.8

Depreciation and amortization[1]	65.1	59.7	63.4	191.4	173.4

Ratios

Gross margin (R$/ton)	721	702	525	603	641
Operating margin (R$/ton)	343	359	166	243	307
Adjusted EBITDA margin (R$/ton)	486	491	311	391	440

Number of employees	3,409	3,421	3,419	3,409	3,421

1	Includes amortization with contractual assets with customers - exclusive rights
151

ULTRACARGO
CONSOLIDATED BALANCE SHEET

In million of Reais	SEP 21	SEP 20	JUN 21

OPERATING ASSETS
Trade receivables	25.3	43.4	22.3
Inventories	8.7	7.8	7.9
Taxes	24.1	15.2	29.2
Other	23.8	30.0	27.3
Right to use assets	536.8	473.1	458.5
Property, plant and equipment / Intangibles / Investments	1,659.9	1,381.9	1,618.0

TOTAL OPERATING ASSETS	2,278.7	1,951.3	2,163.1

OPERATING LIABILITIES
Suppliers	44.9	64.7	38.7
Salaries and related charges	44.6	41.9	36.8
Taxes	5.2	15.4	5.3
Judicial provisions	10.1	9.4	10.3
Leases payable	481.4	438.2	415.2
Other[1]	61.0	94.9	68.9

TOTAL OPERATING LIABILITIES	647.3	664.4	575.3

1	Includes the long term obligations with clients account

CONSOLIDATED INCOME STATEMENT

In million of Reais	3Q21	3Q20	2Q21	9M21	9M20

Net revenues	177.8	159.9	175.8	525.7	478.2

Cost of services provided	(69.2)	(68.1)	(69.8)	(207.8)	(196.2)

Gross profit	108.7	91.8	106.0	317.9	282.0

Operating expenses
Selling	(2.2)	(1.7)	(2.0)	(6.2)	(5.1)
General and administrative	(30.5)	(33.1)	(31.7)	(93.9)	(90.7)

Other operating income	0.8	(1.4)	4.1	4.0	11.2
Gain (loss) on disposal of property, plant and equipment and intangibles	(0.0)	(0.2)	(0.0)	0.0	(0.4)

Operating income (loss)	76.7	55.4	76.3	221.8	196.9

Share of profit of subsidiaries, joint ventures and associates	0.1	0.2	0.1	0.7	0.6

EBITDA	102.1	78.4	100.2	294.8	260.5

Depreciation and amortization	25.2	22.9	23.8	72.3	63.0

Ratios

Gross margin (%)	61.1%	57.4%	60.3%	60.5%	59.0%
Operating margin (%)	43.2%	34.6%	43.4%	42.2%	41.2%
EBITDA margin (%)	57.4%	49.1%	57.0%	56.1%	54.5%

Number of employees	736	911	888	736	911

152

OXITENO
CONSOLIDATED BALANCE SHEET

In million of Reais	SEP 21	SEP 20	JUN 21

OPERATING ASSETS
Trade receivables	987.7	738.4	870.8
Inventories	1,424.6	941.2	1,227.8
Taxes	648.2	642.4	688.5
Other	72.0	158.3	74.6
Right to use assets	36.5	41.7	35.8
Property, plant and equipment / Intangibles / Investments	2,880.2	2,994.1	2,785.5

TOTAL OPERATING ASSETS	6,049.2	5,516.2	5,683.0

OPERATING LIABILITIES
Suppliers	1,203.9	638.6	1,075.0
Salaries and related charges	159.9	148.0	118.4
Taxes	62.9	62.5	64.3
Judicial provisions	30.4	27.4	29.7
Leases payable	41.3	44.3	42.0
Other	70.8	41.5	71.8

TOTAL OPERATING LIABILITIES	1,569.3	962.2	1,401.3

CONSOLIDATED INCOME STATEMENT

In million of Reais	3Q21	3Q20	2Q21	9M21	9M20

Net revenues	1,981.5	1,425.0	1,672.3	5,090.3	3,733.9

Cost of products sold
Variable	(1,320.3)	(964.8)	(1,093.2)	(3,319.4)	(2,492.3)
Fixed	(137.2)	(134.2)	(143.1)	(425.2)	(361.0)
Depreciation and amortization	(57.0)	(53.3)	(53.6)	(164.8)	(149.0)

Gross profit	467.0	272.7	382.3	1,180.9	731.6

Operating expenses
Selling	(127.5)	(105.5)	(109.7)	(337.9)	(279.8)
General and administrative	(124.4)	(113.4)	(118.7)	(365.9)	(312.3)

Other operating income	22.0	0.8	0.2	23.8	74.0
Gain (loss) on disposal of property, plant and equipment and intangibles	(0.2)	(0.4)	0.1	0.1	(0.6)

Operating income (loss)	236.8	54.1	154.3	500.9	212.8

Share of profit of subsidiaries, joint ventures and associates	0.2	0.2	0.0	0.1	0.6

Adjusted EBITDA	351.5	168.8	273.8	852.2	523.0

Depreciation and amortization	76.5	71.6	71.7	222.1	204.0

Cash flow hedge from bonds	38.0	42.9	47.7	129.0	105.6

Ratios

Gross margin (R$/ton)	2,163	1,347	1,996	2,007	1,332
Gross margin (US$/ton)	414	250	377	376	262
Operating margin (R$/ton)	1,097	267	805	852	387
Operating margin (US$/ton)	210	50	152	160	76
Adjusted EBITDA margin (R$/ton)	1,628	834	1,429	1,449	952
Adjusted EBITDA margin (US$/ton)	311	155	270	272	188

Number of employees	1,873	1,849	1,885	1,873	1,849
153

IPIRANGA
CONSOLIDATED BALANCE SHEET

In million of Reais	SEP 21	SEP 20	JUN 21

OPERATING ASSETS
Trade receivables	3,119.6	2,584.9	2,980.6
Non-current trade receivables	451.4	483.2	467.8
Inventories	3,436.6	2,000.1	2,988.6
Taxes	1,820.3	1,226.0	1,644.7
Contractual assets with customers - exclusive rights	1,914.4	1,658.5	1,806.7
Other	481.2	511.5	473.0
Right to use assets	1,043.8	1,098.3	1,086.8
Property, plant and equipment / Intangibles / Investments	3,669.5	3,534.7	3,558.2

TOTAL OPERATING ASSETS	15,936.6	13,097.1	15,006.4

OPERATING LIABILITIES
Suppliers	4,773.3	2,484.3	4,037.0
Salaries and related charges	130.9	117.9	108.1
Post-employment benefits	269.0	230.1	267.6
Taxes	178.2	184.9	182.6
Judicial provisions	212.9	298.0	212.2
Leases payable	730.4	752.1	766.1
Other	370.3	347.6	281.0

TOTAL OPERATING LIABILITIES	6,665.0	4,414.9	5,854.6

CONSOLIDATED INCOME STATEMENT

In million of Reais	3Q21	3Q20	2Q21	9M21	9M20

Net revenues	26,613.8	16,767.4	23,863.8	70,322.6	47,017.1

Cost of products and services sold	(25,891.8)	(15,955.9)	(23,267.2)	(68,106.8)	(45,195.5)

Gross profit	722.0	811.5	596.6	2,215.7	1,821.6

Operating expenses
Selling	(361.2)	(272.5)	(314.8)	(981.5)	(853.4)
General and administrative	(184.9)	(134.5)	(178.1)	(544.7)	(382.0)

Other operating income	5.2	(46.3)	73.7	59.1	19.7
Gain (loss) on disposal of property, plant and equipment and intangibles	17.9	12.9	31.7	55.4	33.4

Operating income (loss)	199.0	371.1	209.1	804.1	639.3

Share of profit of subsidiaries, joint ventures and associates	0.6	(0.3)	4.7	(1.3)	0.8

Adjusted EBITDA	398.1	565.7	421.8	1,382.9	1,224.3

Depreciation and amortization[1]	198.5	194.9	208.1	580.1	584.1

Ratios

Gross margin (R$/m³)	123	147	107	132	116
Operating margin (R$/m³)	34	67	37	48	41
Adjusted EBITDA margin (R$/m³)	68	102	76	82	78
Adjusted EBITDA margin (%)	1.5%	3.4%	1.8%	2.0%	2.6%

Number of service stations	7,088	7,107	7,110	7,088	7,107

Number of employees	3,778	3,276	3,723	3,778	3,276

1	Includes amortization with contractual assets with customers - exclusive rights
154

EXTRAFARMA
BALANCE SHEET

In million of Reais	SEP 21	SEP 20	JUN 21

OPERATING ASSETS
Trade receivables	35.0	54.0	41.4
Inventories	527.0	468.2	510.4
Taxes	74.8	227.4	87.6
Other	33.3	26.6	34.6
Right to use assets	352.8	402.4	348.8
Property, plant and equipment / Intangibles	247.4	497.9	256.0

TOTAL OPERATING ASSETS	1,270.4	1,676.5	1,278.9

OPERATING LIABILITIES
Suppliers	194.2	167.1	191.7
Salaries and related charges	62.4	60.4	53.1
Taxes	14.9	20.4	16.4
Judicial provisions	10.2	9.7	9.9
Leases payable	383.9	407.1	389.2
Other	19.2	15.7	17.0

TOTAL OPERATING LIABILITIES	684.8	680.4	677.3

INCOME STATEMENT

In million of Reais	3Q21	3Q20	2Q21	9M21	9M20

Gross revenues	509.6	522.9	541.8	1,568.6	1,558.4

Sales returns, discounts and taxes	(26.2)	(30.8)	(27.9)	(81.5)	(88.9)

Net revenues	483.4	492.0	513.9	1,487.1	1,469.5

Cost of products and services sold	(333.7)	(344.6)	(352.4)	(1,032.1)	(1,035.8)

Gross profit	149.7	147.5	161.5	455.0	433.7

Operating expenses	(175.3)	(158.9)	(177.3)	(520.0)	(496.6)
Other operating income	2.7	0.3	(1.2)	0.0	(0.7)
Gain (loss) on disposal of property, plant and equipment and intangibles	0.8	0.0	(0.0)	0.2	(2.3)
Impairment	-	-	(394.7)	(394.7)	-

Operating income (loss)	(22.1)	(11.1)	(411.7)	(459.5)	(65.9)

EBITDA	17.0	27.7	(373.0)	(344.5)	50.2

Depreciation and amortization	39.1	38.8	38.6	115.0	116.2

Ratios[1]

Gross margin (%)	29.4%	28.2%	29.8%	29.0%	27.8%
Operating margin (%)	(4.3%)	(2.1%)	(76.0%)	(29.3%)	(4.2%)
EBITDA margin (%)	3.3%	5.3%	(68.8%)	(22.0%)	3.2%

Number of employees	5,838	5,893	6,025	5,838	5,893

1	Calculated based on gross revenues

155

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 3, 2021

ULTRAPAR HOLDINGS INC.
By: /s/ Rodrigo de Almeida Pizzinatto
Name: Rodrigo de Almeida Pizzinatto
Title: Chief Financial and Investor Relations Officer

(Parent and Consolidated Interim Financial Information as of and the Three-month period Ended September 30, 2021 and Report on Review of Interim Financial Information, Material Notice, 3Q21 Earnings Release)